SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrants name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 Sao Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

4 - NIRE (State Registration Number)
35.300.157.770

01.02 - HEAD OFFICE

1 – ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar			2 - DISTRICT Itaim Bibi
3 - ZIP CODE 04530-001	4 - CITY São Paulo		5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2122-1414	8 - TELEPHONE 2122-1415	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 2122-1529	13 – FAX -	14 - FAX -
15 - E-MAIL ri@ambev.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Nelson José Jamel
2 – ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar			3 - DISTRICT Itaim Bibi
4 - ZIP CODE 04530-001	5 - CITY São Paulo			6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 2122-1414	9 - TELEPHONE 2122-1415	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 – FAX 2122-1529	14 - FAX -	15 - FAX -
16 - E-MAIL ri@ambev.com.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2010	12/31/2010	2	04/01/2010	06/30/2010	2	10/01/2009	12/31/2009
09 - INDEPENDENT ACCOUNTANT PricewaterhouseCoopers Auditores Independentes					10 - CVM CODE 00287-9
11 - PARTNER IN CHARGE Eduardo Rogatto Luque					12 - PARTNER’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 142.773.658-84

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 06/30/2010	2 - PREVIOUS QUARTER 12/31/2009	3 - SAME QUARTER, PREVIOUS YEAR 06/30/2009
Paid-in Capital
1 – Common	348,211	346,595	346,595
2 – Preferred	271,162	270,393	270,273
3 – Total	619,373	616,988	616,868
Treasury shares
4 – Common	113	121	125
5 – Preferred	159	431	749
6 – Total	272	552	874

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Foreign
4 - ACTIVITY CODE 1090 - Beverages and Tobacco
5 - MAIN ACTIVITY Production of beer and soft drinks
6 - CONSOLIDATION TYPE
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	03/01/2010	Dividend	04/01/2010	Common	1.1000
02	RCA	03/01/2010	Dividend	04/01/2010	Preferred	1.2100
03	RCA	03/01/2010	Interest attributed to shareholders’ equity	04/01/2010	Common	0.4500
04	RCA	03/01/2010	Interest attributed to shareholders’ equity	04/01/2010	Preferred	0.4950

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)
01	04/28/2010	6,832,078	241,534	Capital reserve	1,616	149,4675000000
02	04/28/2010	7,073,612	133,194	Capital reserve	769	173,2993000000
03	04/28/2010	7,206,806	160,598	Capital reserve	0	0,0000000000

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 08/11/2010	2 – SIGNATURE

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

08.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 – CODE	2 - DESCRIPTION	3 - 06/30/2010	4 - 12/31/2009
1	Total assets	41,063,436	40,101,017
1.01	Current assets	11,403,125	10,303,222
1.01.01	Available funds	5,950,626	4,042,933
1.01.01.01	Cash and cash equivalents	5,950,626	4,042,933
1.01.02	Credits	2,757,360	3,858,918
1.01.02.01	Clients	1,501,939	1,758,538
1.01.02.02	Sundry credits	1,255,421	2,100,380
1.01.02.02.01	Financial investments	21,521	73,305
1.01.02.02.02	Income tax receivable	336,269	986,232
1.01.02.02.03	Derivative financial instruments with positive fair value	783,552	975,573
1.01.02.02.04	Receivable from related parties	18,442	12,739
1.01.02.02.05	Interest receivable	95,637	52,531
1.01.03	Inventories	1,699,186	1,488,075
1.01.03.01	Finished goods	524,441	363,421
1.01.03.02	Work in process	93,104	106,189
1.01.03.03	Raw materials	743,344	735,284
1.01.03.04	Production materials	45,447	50,262
1.01.03.05	Warehouse and other supplies	315,867	251,181
1.01.03.06	Provision for losses	(23,017)	(18,262)
1.01.04	Other	995,953	913,296
1.01.04.02	Prepaid marketing expenses	436,931	365,906
1.01.04.03	Prepaid expenses others	105,722	101,586
1.01.04.04	Assets held for sale	60,182	60,182
1.01.04.05	Other assets	393,118	385,622
1.02	Non-current assets	29,660,311	29,797,795
1.02.01	Long-term receivables	3,570,623	3,718,357
1.02.01.01	Sundry credits	2,143,997	2,113,233
1.02.01.01.01	Deposits for guarantees	517,645	497,834
1.02.01.01.02	Deferred income and social contribution tax	1,356,744	1,368,518
1.02.01.01.03	Financial investments	269,608	246,881

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

1 – CODE	2 - DESCRIPTION	3 - 06/30/2010	4 - 12/31/2009
1.02.01.02	Credits with Related Parties	-	-
1.02.01.02.01	Direct and Indirect Associated companies	-	-
1.02.01.02.02	Subsidiaries	-	-
1.02.01.02.03	Other Related Parties	-	-
1.02.01.03	Other	1,426,626	1,605,124
1.02.01.03.01	Employee benefits – Instituto AmBev surplus	13,673	13,673
1.02.01.03.02	Recoverable taxes	1,359,688	1,521,818
1.02.01.03.03	Other	53,265	69,633
1.02.02	Permanent assets	26,089,688	26,079,438
1.02.02.01	Investments	20,933	24,278
1.02.02.01.01	Interest in Direct and Indirect Associated Companies	-	-
1.02.02.01.02	Interest in Subsidiaries	-	-
1.02.02.01.03	Other investments	20,933	24,278
1.02.02.02	Property, plant and equipment	6,604,150	6,595,072
1.02.02.03	Intangible assets	19,464,605	19,460,088

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 – CODE	2 - DESCRIPTION	3 - 06/30/2010	4 - 12/31/2009
2	Total liabilities	41,063,436	40,101,017
2.01	Current liabilities	8,693,334	8,491,715
2.01.01	Loans and financings	1,523,792	801,064
2.01.02	Debentures	-	-
2.01.03	Suppliers	3,345,844	3,347,185
2.01.04	Taxes, fees and contributions	1,872,459	2,670,867
2.01.04.01	Income and social contribution taxes	812,971	1,295,953
2.01.04.02	Other taxes, charges and contributions	1,059,488	1,374,914
2.01.05	Dividends payable	408,806	67,297
2.01.05.01	Dividends and Interest on capital payable	408,806	67,297
2.01.06	Provisions	87,249	92,624
2.01.06.01	Contingencies	87,249	92,624
2.01.07	Accounts payable to related parties	130,227	225,326
2.01.08	Other	1,324,957	1,287,352
2.01.08.01	Payroll, profit sharing and related charges	387,582	432,902
2.01.08.02	Derivative financial instruments with negative fair values	523,921	666,233
2.01.08.03	Restructuring	19,585	3,568
2.01.08.04	Bank overdrafts	36,368	18,619
2.01.08.05	Advances for future capital increase	197,532	-
2.01.08.06	Other liabilities	159,969	166,030
2.02	Non-current liabilities	8,208,604	9,313,191
2.02.01	Long-term liabilities	8,208,604	9,313,191
2.02.01.01	Loans and financings	4,036,859	5,212,441
2.02.01.02	Debentures	1,247,292	1,247,732
2.02.01.03	Provisions	949,802	919,372
2.02.01.03.01	Contingencies	946,868	916,535
2.02.01.03.02	Restructuring	2,934	2,837
2.02.01.04	Debts with Related Parties	-	-
2.02.01.05	Advance for future capital increase	-	-
2.02.01.06	Other	1,974,651	1,933,646
2.02.01.06.01	Provision for medical assistance benefits/Other	771,696	767,905
2.02.01.06.02	Deferred income and social contribution	561,950	502,190
2.02.01.06.03	Suppliers	34,535	25,531
2.02.01.06.04	Other liabilities	606,470	638,020
2.03	Deferred income	-	-
2.04	Non-controlling interest	235,431	278,661
2.05	Shareholders’ equity	23,926,067	22,017,450
2.05.01	Capital	7,367,404	6,832,078
2.05.02	Capital reserves	(1,334,918)	(1,365,576)
2.05.02.01	Share-based payments	264,958	234,086
2.05.02.02	Translation reserves	(853,518)	(856,909)
2.05.02.03	Cash flow – hedge	(37,089)	(13,994)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais)

1 – CODE	2 - DESCRIPTION	3 - 06/30/2010	4 - 12/31/2009
2.05.02.04	Actuarial gains/losses	(616,428)	(616,427)
2.05.02.05	Results on Treasury Shares	(92,841)	(112,332)
2.05.03	Revaluation Reserves	-	-
2.05.03.01	Own assets	-	-
2.05.03.02	Subsidiaries/Direct and Indirect Associated Companies	-	-
2.05.04	Revenue reserves	17,893,581	16,550,948
2.05.04.01	Legal	-	-
2.05.04.02	Statutory	-	-
2.05.04.03	For Contingencies	-	-
2.05.04.04	Unrealized profits	-	-
2.05.04.05	Retained earnings	-	-
2.05.04.06	Special reserve for undistributed dividends	-	-
2.05.04.07	Other revenue reserves	17,893,581	16,550,948
2.05.04.07.01	Retained Earnings	17,922,014	16,598,677
2.05.04.07.02	Treasury Shares	(28,433)	(47,729)
2.05.05	Equity Valuation Adjustments	-	-
2.05.05.01	Securities Adjustments	-	-
2.05.05.02	Cumulative Translation Adjustments	-	-
2.05.05.03	Business Combination Adjustments	-	-
2.05.06	Retained earnings/accumulated losses	-	-
2.05.07	Advances for future capital increase	-	-

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 – CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais, unless otherwise indicated)

1 - CODE	2 - DESCRIPTION	3- 04/01/2010 to 06/30/2010	4-01/01/2010 to 06/30/2010	5- 04/01/2009 to 06/30/2009	6- 01/01/2009 to 06/30/2009
3.01	Gross revenue from sales and/or services	10,474,307	21,701,111	9,397,661	19,303,793
3.02	Deductions from gross revenue	(4,795,934)	(9,901,316)	(4,049,527)	(8,299,976)
3.03	Net sales and/or services	5,678,373	11,799,795	5,348,134	11,003,817
3.04	Cost of sales and/or services	(1,936,963)	(3,934,045)	(1,720,415)	(3,614,165)
3.05	Gross profit	3,741,410	7,865,750	3,627,719	7,389,652
3.06	Operating Expenses/Income	(1,726,424)	(3,572,832)	(1,710,838)	(3,269,644)
3.06.01	Selling expenses	(1,456,659)	(2,874,557)	(1,295,257)	(2,592,358)
3.06.02	General and administrative expenses	(266,975)	(537,199)	(269,404)	(508,838)
3.06.03	Financial	(105,488)	(292,124)	(249,409)	(574,192)
3.06.03.01	Financial income	106,429	195,140	111,651	220,224
3.06.03.02	Financial expenses	(211,917)	(487,264)	(361,060)	(794,416)
3.06.04	Other operating income	118,347	228,986	119,863	471,455
3.06.04.01	Recurring items	118,347	228,986	117,668	227,506
3.06.04.02	Special Items	-	-	2,195	243,949
3.06.05	Other operating expenses	(15,589)	(97,891)	(16,842)	(65,967)
3.06.05.01	Recurring items	(365)	(16,248)	1,148	(23,647)
3.06.05.02	Special Items	(15,224)	(81,643)	(17,990)	(42,320)
3.06.06	Share of results of associates	(60)	(47)	211	256
3.07	Operating profit	2,014,986	4,292,918	1,916,881	4,120,008
3.08	Non-operating income	-	-	-	-
3.08.01	Income	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Profit before taxes/profit sharing	2,014,986	4,292,918	1,916,881	4,120,008

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

1 - CODE	2 - DESCRIPTION	3- 04/01/2010 to 06/30/2010	4-01/01/2010 to 06/30/2010	5- 04/01/2009 to 06/30/2009	6- 01/01/2009 to 06/30/2009
3.10	Income tax and social contribution expense	(402,701)	(837,047)	(277,707)	(662,875)
3.11	Deferred income tax	(33,815)	(161,061)	(106,153)	(227,208)
3.12	Statutory participations/Contributions	(50,579)	(116,025)	(141,077)	(225,352)
3.12.01	Participations	(50,579)	(116,025)	(141,077)	(225,352)
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest attributed to shareholders’ equity	-	-	-	-
3.14	Non-controlling interest	(17,650)	(18,348)	(16,376)	(40,349)
3.15	Net income for the period	1,510,241	3,160,437	1,375,568	2,964,224
	NUMBER OF OUTSTANDING SHARES, NET OF. TREASURY SHARES (in thousands)	619,101	619,101	615,994	615,994
	EARNINGS PER SHARE (in Reais)	2.43941	5.10488	2.23309	4.81210
	LOSS PER SHARE (in Reais)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.01 – CONSOLIDATED STATEMENT OF CASH FLOW - INDIRECT METHOD (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 04/01/2010 to 06/30/2010	4 – 01/01/2010 to 06/30/2010	5 – 04/01/2009 to 06/30/2009	4 – 01/01/2009 to 06/30/2009
4.01	Net cash from Operating Activities	2,366,390	4,250,538	1,991,146	3,560,048
4.01.01	Cash generated in the operations	2,556,113	5,463,461	2,455,852	5,388,728
4.01.01.01	Net income	1,527,891	3,178,785	1,391,943	3,004,572
4.01.01.02	Depreciation , amortization and impairment	337,593	713,249	341,626	702,468
4.01.01.03	Impairment losses on receivables and inventories	25,202	52,879	23,627	39,690
4.01.01.04	Additions/(reversals) in provisions and employee benefits	58,462	120,373	11,340	49,664
4.01.01.05	Net financing cost	105,488	292,124	249,409	574,192
4.01.01.06	Other non-cash items included in the net income	41,108	58,044	16,835	75,652
4.01.01.07	Loss/(gain) on sale of property, plant and equipment and intangible assets	(5,107)	(3,543)	(272)	(4,652)
4.01.01.08	Loss/(gain) on assets held for sale	-	-	703	200
4.01.01.09	Equity – settled share-based payment expense	28,900	53,395	36,992	57,115
4.01.01.10	Income tax expense	436,516	998,108	383,860	890,083
4.01.01.11	Share of results of associates	60	47	(211)	(256)
4.01.02	Changes in Assets and Liabilities	(189,723)	(1,212,923)	(464,706)	(1,828,680)
4.01.02.01	Decrease / (increase) /(increase) in trade and other receivables	(516,247)	(91,741)	(224,728)	8,271
4.01.02.02	Decrease / (increase) in inventories	(156,075)	(248,019)	150,258	9,452
4.01.02.03	Decrease / (increase) in trade and other payables	669,061	(155,187)	(36,142)	(1,145,026)
4.01.02.04	Interest paid	(106,553)	(229,430)	(387,413)	(569,703)
4.01.02.05	Interest received	82,817	116,818	43,932	61,427
4.01.02.06	Income tax paid	(162,726)	(605,364)	(10,613)	(193,101)
4.01.03	Other	-	-	-	-
4.02	Net Cash from Investment Activities	(456,129)	(683,413)	(373,658)	(577,487)
4.02.01	Proceeds from sale of property, plant and equipment	11,445	21,171	13,660	26,108
4.02.02	Proceeds from sale of intangible assets	-	-	308	1,091
4.02.03	Repayments of loans granted	487	769	415	608
4.02.04	Purchase of Non-controlling interest	2,569	-	(3,921)	(4,592)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

1 - CODE	2 - DESCRIPTION	3 – 04/01/2010 to 06/30/2010	4 – 01/01/2010 to 06/30/2010	5 – 04/01/2009 to 06/30/2009	4 – 01/01/2009 to 06/30/2009
4.02.05	Acquisition of property, plant and equipment	(494,349)	(712,994)	(320,839)	(474,848)
4.02.06	Acquisition of intangible assets	(33,499)	(33,947)	(65,578)	(65,714)
4.02.07	Net proceeds/(acquisition) of debt securities	57,218	41,588	61,241	(2,250)
4.02.08	Net proceeds/(acquisition) other assets	-	-	3,400	4,454
4.02.09	Acquisition of subsidiaries, net of cash acquired	-	-	(62,344)	(62,344)
4.03	Cash flow from financing activities	(1,564,659)	(1,706,845)	(1,259,451)	(1,627,586)
4.03.01	Proceeds from borrowings	46,274	157,549	716,528	1,141,890
4.03.02	Proceeds/ repurchase of treasury shares	14,361	15,018	11,407	22,422
4.03.03	Repayment of borrowings	(603,069)	(833,854)	(1,927,081)	(2,521,399)
4.03.04	Cash net finance costs other than interests	(26,844)	(60,211)	119,379	139,398
4.03.05	Payment of finance lease liabilities	(2,685)	(3,347)	(3,884)	(4,543)
4.03.06	Dividends paid	(992,696)	(1,023,755)	(241,730)	(471,284)
4.03.07	Capital increase	-	-	65,930	65,930
4.03.08	Capital increase Non-controlling interest	-	41,755	-	-
4.04	Effect of exchange rate fluctuations	20,951	29,664	(367,897)	(389,444)
4.05	Increase (decrease) in Cash and Cash Equivalents	366,553	1,889,944	(9,860)	965,531
4.05.01	Cash and cash equivalents less bank overdrafts at beginning of period	5,547,705	4,024,314	4,255,437	3,280,046
4.05.02	Cash and cash equivalents less bank overdrafts at end of period	5,914,258	5,914,258	4,245,577	4,245,577

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 04/01/2010 TO 06/30/2010 (in thousands of Brazilian reais)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL INTEREST BY CONTROLLING SHAREHODLERS	10- NON- CONTROLLING INTEREST	11- TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	6,832,078	(1,365,602)	-	17,162,216	-	-	22,628,692	262,786	22,891,478
5.02	Adjustments of Previous Years	-	-	-	-	-	-	-	-	-
5.03	Adjusted Balance	6,832,078	(1,365,602)	-	17,162,216	-	-	22,628,692	262,786	22,891,478
5.04	Net Income/Loss for the Period	-	-	-	1,510,241	-	-	1,510,241	17,650	1,527,891
5.05	Distributions	-	-	-	(277,772)	-	-	(277,772)	(44,489)	(322,261)
5.05.01	Dividends	-	-	-	-	-	-	-	(44,489)	(44,489)
5.05.02	Interest on Shareholders’ Equity	-	-	-	(277,772)	-	-	(277,772)	-	(277,772)
5.05.03	Other distributions	-	-	-	-	-	-	-	-	-
5.06	Realization of Profit Reserves	-	-	-	-	-	-	-	-	-
5.07	Equity Valuation Adjustments	-	2,379	-	-	-	-	2,379	(6,718)	(4,339)
5.07.01	Securities Adjustments	-	-	-	-	-	-	-	-	-
5.07.02	Accumulated Translation Adjustments	-	28,457	-	-	-	-	28,457	(6,315)	22,142
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-	-	-
5.07.04	Cash flow – hedge	-	(26,078)	-	-	-	-	(26,078)	(403)	(26,481)
5.08	Increase/Decrease in Capital Stock	535,326	-	-	(535,326)	-	-	-	-	-
5.09	Recording/Realization of Capital Reserves	-	-	-	-	-	-	-	-	-
5.10	Treasury Shares	-	-	-	19,619	-	-	19,619	-	19,619
5.11	Other Capital Transactions	-	28,305	-	-	-	-	28,305	-	28,305
5.11.01	Share-based payment	-	9,415	-	-	-	-	9,415	-	9,415
5.11.02	Income (loss) from treasury shares	-	18,890	-	-	-	-	18,890	-	18,890
5.12	Other	-	-	-	14,603	-	-	14,603	6,202	20,805
5.12.01	Actuarial gains/losses	-	-	-	14,603	-	-	14,603	6,202	20,805
5.12.03	Capital Increase in Subsidiaries	-	-	-	-	-	-	-	-	-
5.12.04	Purchase of Non-controlling interest	-	-	-	-	-	-	-	-	-
5.12.05	Hyper-inflation gains/losses	-	-	-	-	-	-	-	-	-
5.13	Ending Balance	7,367,404	(1,334,918)	-	17,893,581	-	-	23,926,067	235,431	24,161,498

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 06/30/2010 (in thousands of Brazilian reais)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL INTEREST BY CONTROLLING SHAREHODLERS	10-NON- CONTROLLING INTEREST	11- TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	6,832,078	(1,365,576)	-	16,550,948	-	-	22,017,450	278,661	22,296,111
5.02	Adjustments of Previous Years	-	-	-	-	-	-	0	0	0
5.03	Adjusted Balance	6,832,078	(1,365,576)	-	16,550,948	-	-	22,017,450	278,661	22,296,111
5.04	Net Income/Loss for the Period	-	-	-	3,160,437	-	-	3,160,437	18,348	3,178,785
5.05	Distributions	-	-	-	(1,308,074)	-	-	(1,308,074)	(70,957)	(1,379,031)
5.05.01	Dividends	-	-	-	(707,776)	-	-	(707,776)	(70,957)	(778,733)
5.05.02	Interest on Shareholders’ Equity	-	-	-	(600,298)	-	-	(600,298)	0	(600,298)
5.05.03	Other distributions	-	-	-	-	-	-	0	0	0
5.06	Realization of Profit Reserves	-	-	-	-	-	-	0	0	0
5.07	Equity Valuation Adjustments	-	(19,705)	-	-	-	-	(19,705)	(26,158)	(45,863)
5.07.01	Securities Adjustments	-	-	-	-	-	-	0	0	0
5.07.02	Cumulative Translation Adjustments	-	3,390	-	-	-	-	3,390	(24,695)	(21,305)
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	0	0	0
5.07.04	Cash flow – hedge	-	(23,095)	-	-	-	-	(23,095)	(1,463)	(24,558)
5.08	Increase/Decrease in Capital Stock	535,326	-	-	(535,326)	-	-	0	0	0
5.09	Recording/Realization of Capital Reserves	-	-	-	-	-	-	0	0	0
5.10	Treasury Shares	-	-	-	19,296	-	-	19,296	0	19,296
5.11	Other Capital Transactions	-	50,363	-	-	-	-	50,363	0	50,363
5.11.01	Share-based payment	-	30,872	-	-	-	-	30,872	0	30,872
5.11.02	Income (loss) from treasury shares	-	19,491	-	-	-	-	19,491	0	19,491
5.12	Other	-	-	-	6,300	-	-	6,300	35,537	41,837
5.12.01	Actuarial gains/losses	-	-	-	6,300	-	-	6,300	(6,218)	82
5.12.03	Capital Increase in Subsidiaries	-	-	-	-	-	-	0	41,755	41,755
5.12.04	Purchase of Non-controlling interest	-	-	-	-	-	-	0	0	0
5.12.05	Hyper-inflation gains/losses	-	-	-	-	-	-	0	0	0
5.13	Closing Balance	7,367,404	(1,334,918)	-	17,893,581	-	-	23,926,067	235,431	24,161,498

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Condensed consolidated interim income statements:
For the six and three-month period ended June 30, 2010 and 2009

(in thousands of Brazilian Reais)	Note	Six-month period ended:		Three-month period ended:
		06/30/2010	06/30/2009	06/30/2010	06/30/2009
Net sales		11,799,795	11,003,817	5,678,373	5,348,134
Cost of sales		(3,938,045)	(3,621,520)	(1,939,020)	(1,724,385)
Gross profit		7,861,750	7,382,297	3,739,353	3,623,749
Sales and marketing expenses		(2,885,555)	(2,611,366)	(1,461,996)	(1,307,161)
Administrative expenses		(636,578)	(707,668)	(309,319)	(394,609)
Other operating income/(expenses)	5	211,090	203,700	117,141	118,818
Special items	6	(81,643)	201,629	(15,224)	(15,795)
Profit from operations		4,469,064	4,468,592	2,069,955	2,025,002
Finance cost	7	(487,264)	(794,416)	(211,917)	(361,060)
Finance income	7	195,140	220,224	106,429	111,651
Net finance cost		(292,124)	(574,192)	(105,488)	(249,409)
Share of results of associates		(47)	256	(60)	211
Profit before tax		4,176,893	3,894,656	1,964,407	1,775,804
Income tax expense	8	(998,108)	(890,083)	(436,516)	(383,860)
Profit		3,178,785	3,004,573	1,527,891	1,391,944
Attributable to:
Equity holders of AmBev		3,160,437	2,964,224	1,510,241	1,375,568
Non-controlling interest		18,348	40,349	17,650	16,376
Basic earnings per share – preferred (R$)	15	5.39	5.08	2.57	2.36
Basic earnings per share – common (R$)	15	4.90	4.62	2.34	2.14
Diluted earnings per share– preferred (R$)	15	5.38	5.08	2.57	2.35
Diluted earnings per share– common (R$)	15	4.89	4.61	2.33	2.14

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Condensed consolidated interim statements of comprehensive income and expenses:
For the six and three-month period ended June 30, 2010 and 2009

(in thousands of Brazilian Reais)	Six-month period ended:		Three-month period ended:
	06/30/2010	06/30/2009	06/30/2010	06/30/2009
Profit	3,178,785	3,004,573	1,527,891	1,391,944
Exchange differences on translation of foreign operations (gains/ (losses))	(21,305)	(1,179,435)	22,142	(878,219)
Actuarial gains and (losses)	-	910	-	1,956
Cash flow hedges - gains / (losses)
Recognized in comprehensive income	(21,606)	(207,323)	16,127	(118,027)
Removed from comprehensive income and expenses and included in profit or loss	59,543	(60,796)	(14,981)	(143,058)
Deferred income tax on comprehensive income and expenses and other changes	(62,495)	146,133	(27,627)	106,831
Net income (expense) recognized directly in comprehensive income and expenses	(45,863)	(1,300,511)	(4,339)	(1,030,517)
Total comprehensive income and expenses	3,132,922	1,704,062	1,523,552	361,427
Attributable to:
Equity holders of Ambev	3,140,732	1,687,421	1,512,620	351,200
Non-controlling interest	(7,810)	16,640	10,932	10,227

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Condensed consolidated balance sheets:
As at June 30, 2010 and December 31, 2009
(in thousands of Brazilian Reais)

Assets	Note	06/30/2010	12/31/2009

Non-current assets
Property, plant and equipment	9	6,604,150	6,595,072
Goodwill	10	17,548,650	17,527,471
Intangible assets	11	1,915,955	1,932,617
Investments in associates		20,933	24,278
Investment securities		269,608	246,881
Deferred tax assets		1,356,744	1,368,518
Employee benefits		13,673	13,673
Trade and other receivables	12	1,930,598	2,089,285
		29,660,311	29,797,795
Current assets
Investment securities		21,521	73,305
Inventories		1,699,186	1,488,075
Income tax receivable		336,269	986,232
Trade and other receivables	12	3,335,341	3,652,495
Cash and cash equivalents	13	5,950,626	4,042,933
Assets held for sale	14	60,182	60,182
		11,403,125	10,303,222

Total assets		41,063,436	40,101,017

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Condensed consolidated balance sheets (Continued):
As at June 30, 2010 and December 31, 2009
 (in thousands of Brazilian Reais)

Equity and liabilities	Note	06/30/2010	12/31/2009

Equity	15
Issued capital		7,367,404	6,832,078
Reserves		(1,363,351)	(1,365,576)
Retained earnings		17,922,014	16,550,948
Equity attributable to equity holders of AmBev		23,926,067	22,017,450
Non-controlling interest		235,431	278,661
		235,431	278,661
Non-current liabilities
Interest-bearing loans and borrowings	16	5,284,151	6,460,173
Employee benefits		771,696	767,905
Deferred tax liabilities		561,950	502,190
Trade and other payables	19	641,005	663,551
Provisions	18	949,802	919,372
		8,208,604	9,313,191
Current liabilities
Bank overdrafts	13	36,368	18,619
Interest-bearing loans and borrowings	16	1,523,792	801,064
Income tax and social contribution payable		812,971	1,295,953
Trade and other payables	19	6,213,369	6,279,887
Provisions	18	106,834	96,192
		8,693,334	8,491,715

Total liabilities		16,901,938	17,804,906

Total equity and liabilities		41,063,436	40,101,017

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Consolidated statements of changes in equity:

The table below presents the changes in the consolidated shareholders’ equity for the six and three month period ended June 30, 2010 and 2009:

(in thousands of Reais)				Attributable to equity holders of AmBev
							Results on			Non-
		Treasury	Share-based	Translation	Cash flow	Actuarial	treasury	Retained		controlling
	Capital	shares	payments	reserves	hedge	gains/ losses	shares	earnings	Total	interest	Total equity
At January 1, 2010	6.832.078	(47.729)	234.086	(856.909)	(13.994)	(616.427)	(112.332)	16.598.677	22.017.450	278.661	22.296.111

Profit	-	-	-	-	-	-	-	3.160.437	3.160.437	18.348	3.178.785
Other comprehensive income
Exchange differences on translation of
foreign operations (gains/ (losses))	-	-	-	3.390	-	-	-	-	3.390	(24.695)	(21.305)
Cash flow hedges - gains / (losses)	-	-	-	-	(23.095)	-	-	-	(23.095)	(1.463)	(24.558)
Actuarial gain/losses	-	-	-	-	-	-	-	-	-	-	-
Total Comprehensive income	-	-	-	3.390	(23.095)	-	-	-	3.140.732	(7.810)	3.132.922
Shares issued	535.326							(535.326)	-	41.755	41.755
Dividends	-	-	-	-	-	-	-	(1.303.074)	(1.308.074)	(70.957)	(1.379.031)
Share-based payments	-	-	30.872	-	-	-	-	-	30.872	-	30.872
Treasury shares	-	19.296	-	-	-	-	19.491	-	38.787	-	38.787
Other	-	-	-	-	-	-	-	6.300,02	6.300,02	(6.218,00)	82,02
At June 30, 2010	7.367.404	(28.433)	264.958	(853.518)	(37.089)	(616.428)	(92.841)	17.922.014	23.926.067	235.431	24.161.498

(in thousands of Reais)				Attributable to equity holders of AmBev
							Results on			Non-
		Treasury	Share-based	Translation	Cash flow	Actuarial	treasury	Retained		controlling
	Capital	shares	payments	reserves	hedge	gains/ losses	shares	earnings	Total	interest	Total equity
At January 1, 2009	6.601.990	(109.277)	151.731	687.243	105.342	(529.611)	(93.175)	13.973.274	20.787.517	224.060	21.011.577

Profit								2.964.224	2.964.224	40.349	3.004,573
Other comprehensive income
Exchange differences on translation of
foreign operations (gains/ (losses))	-	-	-	(1.155.313)	-	-	-	-	(1.155.813)	(23.622)	(1.179.435)
Cash flow hedges - gains / (losses)	-	-	-	-	(121.420)	-	-	-	(121.420)	(566)	(121.986)
Actuarial gain/losses	-	-	-	-	-	430	-	-	430	480	910
Total Comprehensive income	-	-	-	(1.155.813)	(121.420)	430	-	2.964.224	1.687.421	16.640	1.704,062
Shares issued	210.676	-	-	-	-	-	-	(144.746)	65.930	-	65.930
Dividends	-	-	-	-	-	-	-	(1.010.768)	(1.010.768)	(43)	(1.010.811)
Share-based payments	-	-	38.466	-	-	-	-	-	38.466	(6)	38.460
Treasury shares	-	21.505	-	-	-	-	(11.192)	-	10.313	-	10.313
Other	-	-	-	-	-	-	-	(63.346)	(63.846)	-	(63.846)
At June 30, 2009	6.812.666	(87.772)	190.197	(468.570)	(16.078)	(529.181)	(104.367)	15.718.138	21.515.033	240.651	21.755.684

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Consolidated statements of changes in equity (continued):

(in thousands of Reais)				Attributable to equity holders of AmBev
							Results on			Non-
		Treasury	Share-based	Translation	Cash flow	Actuarial	treasury	Retained		controlling
	Capital	shares	payments	reserves	hedge	gains/ losses	shares	earnings	Total	interest	Total equity
At April 1, 2010	6.832.078	(48.052)	255.543	(881.978)	(11.011)	(616.425)	(111.731)	17.210.268	22.628.692	262.786	22.891.478

Profit	-	-	-	-	-	-	-	1.510.241	1.510.241	17.650	1.527.891
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-
Exchange differences on translation of
foreign operations (gains/ (losses))	-	-	-	28.457	-	-	-	-	28.457	(6.315)	22.142
Cash flow hedges - gains / (losses)	-	-	-	-	(26.078)	-	-	-	(26.078)	(403)	(26.481)
Actuarial gain/losses	-	-	-	-	-	-	-	-	-	-	-
Total Comprehensive income	-	-	-	28.457	(26.078)	-	-	1.510.241	1.512.620	10.932	1.523.552
Shares issued	535.326	-	-	-	-	-	-	(535.326)	-	-	-
Dividends	-	-	-	-	-	-	-	(277.772)	(277.772)	(44.489)	(322.261)
Share-based payments	-	-	9.415	-	-	-	-	-	9.415	-	9.415
Treasury shares	-	19.619	-	-	-	-	18.890	-	38.509	-	38.509
Other	-	-	-	-	-	-	-	14.603	14.603	6.202	20.805
At June 1, 2010	7.367.404	(28.433)	264.958	(853.521)	(37.089)	(616.425)	(92.841)	17.922.014	23.926.067	235.431	24.161.498

(in thousands of Reais)				Attributable to equity holders of AmBev
							Results on			Non-
		Treasury	Share-based	Translation	Cash flow	Actuarial	treasury	Retained		controlling
	Capital	shares	payments	reserves	hedge	gains/ losses	shares	earnings	Total	interest	Total equity
At April 1, 2009	6.601.990	(111.938)	172.274	399.656	137.478	(526.595)	(94.290)	15.257.672	21.836.248	241.619	22.077.867

Profit	-	-	-	-	-	-	-	1.375.568	1.375.568	16.376	1.391.944
Other comprehensive income											-
Exchange differences on translation of
foreign operations (gains/ (losses))	-	-	-	(868.226)	-	-	-	-	(868.226)	(9.993)	(878.219)
Cash flow hedges - gains / (losses)	-	-	-	-	(153.556)	-	-	-	(153.556)	(698)	(154.254)
Actuarial gain/losses	-	-	-	-	-	(2.586)	-	-	(2.586)	4.542	1.956
Total Comprehensive income	-	-	-	(868.226)	(153.556)	(2.586)	-	1.375.568	351.200	10.227	361.427
Shares issued	210.676	-	-	-	-	-	-	(144.746)	65.930	-	65.930
Dividends	-	-	-	-	-	-	-	(754.001)	(754.001)	(43)	(754.044)
Share-based payments	-	-	17.923	-	-	-	-	-	17.923	(6)	17.917
Treasury shares	-	24.166	-	-	-	-	(10.077)	-	14.089	-	14.089
Other	-	-	-	-	-	-	-	(16.355)	(16.355)	(11.145)	(27.500)
At June 1, 2009	6.812.666	(87.772)	190.197	(468.570)	(16.078)	(529.181)	(104.367)	15.718.138	21.515.033	240.651	21.755.684

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Condensed consolidated interim statement of cash flows:
For the six and three-month period ended June 30, 2010 and 2009
 (In thousands of Brazilian Reais)

	Six-month period ended:		Three-month period ended:
	06/30/2010	06/30/2009	06/30/2010	06/30/2009
Profit	3,178,785	3,004,573	1,527,891	1,391,944
Depreciation, amortization and impairment	713,249	702,468	337,593	341,626
Impairment losses on receivables and inventories	52,879	39,690	25,202	23,627
Additions/(reversals) in provisions and employee benefits	120,373	49,664	58,462	11,340
Net finance cost	292,124	574,192	105,488	249,409
Other non-cash items included in the profit	58,044	75,651	41,108	16,835
Loss/(gain) on sale of property, plant and equipment and intangible assets	(3,543)	(4,652)	(5,107)	(272)
Loss/(gain) on assets held for sale	-	200	-	703
Equity-settled share-based payment expense	53,395	57,115	28,900	36,992
Income tax expense	998,108	890,083	436,516	383,860
Share of result of associates	47	(256)	60	(211)
Cash flow from operating activities before changes in working capital and use of provisions	5,463,461	5,388,728	2,556,113	2,455,853
Decrease/(increase) in trade and other receivables	(91,741)	8,271	(516,247)	(224,728)
Decrease/(increase) in inventories	(248,019)	9,452	(156,075)	150,258
Increase/(decrease) in trade and other payables	(155,187)	(1,145,026)	669,061	(36,142)
Cash generated from operations	4,968,514	4,261,425	2,552,852	2,345,241
Interest paid	(229,430)	(569,703)	(106,553)	(387,413)
Interest received	116,818	61,427	82,817	43,932
Income tax paid	(605,364)	(193,101)	(162,726)	(10,613)
Cash flow from operating activities	4,250,538	3,560,048	2,366,390	1,991,147
Proceeds from sale of property, plant and equipment	21,171	26,108	11,445	13,660
Proceeds from sale of intangible assets	-	1,091	-	308
Repayments of loans granted	769	608	487	415
Acquisition of subsidiaries, net of cash acquired	-	(62,344)	-	(62,344)
Purchase of non-controlling interest	-	(4,592)	2,569	(3,921)
Acquisition of property, plant and equipment	(712,994)	(474,848)	(494,349)	(320,839)
Acquisition of intangible assets	(33,947)	(65,714)	(33,499)	(65,578)
Net proceeds/(acquisition) of debt securities	41,588	(2,250)	57,218	61,241
Net proceeds/(acquisition) of other assets	-	4,454	-	3,400
Cash flow from investing activities	(683,413)	(577,487)	(456,129)	(373,658)
Capital increase	-	65,930	-	65,930
Capital increase of non-controlling interest	41,755	-	-	-
Proceeds from borrowings	157,549	1,141,890	46,274	716,528
Proceeds/repurchase of treasury shares	15,018	22,422	14,361	11,407
Repayment of borrowings	(833,854)	(2,521,399)	(603,069)	(1,927,081)
Cash net finance costs other than interests	(60,211)	139,398	(26,844)	119,379
Payment of finance lease liabilities	(3,347)	(4,543)	(2,685)	(3,884)
Dividends paid	(1,023,755)	(471,284)	(992,696)	(241,730)
Cash flow from financing activities	(1,706,845)	(1,627,586)	(1,564,659)	(1,259,451)
Net increase/(decrease) in cash and cash equivalents	1,860,280	1,354,976	345,602	358,038
Cash and cash equivalents less bank overdrafts at beginning of period	4,024,314	3,280,046	5,547,705	4,255,437
Effect of exchange rate fluctuations	29,664	(389,445)	20,951	(367,898)
Cash and cash equivalents less bank overdrafts at end of period	5,914,258	4,245,577	5,914,258	4,245,577

The accompanying notes are an integral part of the condensed consolidated interim financial statements.€

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Notes to the condensed consolidated interim financial statements:

(All amounts expressed in thousands of Brazilian Reais, unless otherwise indicated)

1. Corporate information
2. Statement of compliance
3. Summary of significant accounting policies
4. Segment reporting
5. Other operating income/(expenses)
6. Special items
7. Finance cost and income
8. Income taxes and social contribution
9. Property, plant and equipment
10. Goodwill
11. Intangible assets
12. Trade and other receivables
13. Cash and cash equivalents
14. Assets held for sale
15. Changes in equity
16. Interest-bearing loans and borrowings
17. Share-based payments
18. Provisions
19. Trade and other payables
20. Risk arising from financial instruments
21. Contingencies
22. Related parties
23. Reconciliation of parent company’s equity and net income

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

Companhia de Bebidas das Américas - AmBev (referred to as “Company” or “AmBev” or “Parent Company”), headquartered in São Paulo, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other companies in Brazil and elsewhere in the Americas.

The Company has an agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Pepsi Cola, 7Up, Lipton Ice Tea, Gatorade, H2OH! and Propel.

The Company has a licensing agreement with Anheuser-Busch, Inc., through its subsidiary Labatt Brewing Company Limited (“Labatt Canada”) and Cervecería Paraguaya (“Cervepar”), to produce, bottle, sell and distribute Budweiser products in Canada. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois under license of Anheuser-Busch InBev S.A./N.V. (“AB InBev”) in Brazil, Argentina, Canada, and other countries and, by means of a license granted to AB InBev, it distributes Brahma in certain countries of Europe, Asia and Africa.

The Company’s shares are traded on the São Paulo Stock Exchange – BM&FBOVESPA S.A. and on the New York Stock Exchange – NYSE, as American Depositary Receipts - ADRs.

The condensed consolidated interim financial statements were approved by the Board of Directors  on August 9, 2010.

2. STATEMENT OF COMPLIANCE

The condensed consolidated interim financial statements were prepared in accordance with IAS 34 Interim Information as issued by the International Accounting Standards Board (“IASB”). These statements do not include all the requirements of the annual financial statements and, therefore, should be read together with the Company’s consolidated financial statements prepared in accordance with the International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2009. The Company has not early adopted any international standards that have not yet become effective.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accounting practices adopted in the condensed consolidated interim financial statements are consistent with those used in the Company’s financial statements in accordance with IFRS for the year ended December 31, 2009.

The consolidated interim financial statements are presented in thousands of Brazilian Reais (R$), rounded to the nearest thousand. Depending on the applicable IFRS standard, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g., systematic remeasurement), the cost approach is applied.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed periodically. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The accounting policies set out below were adopted uniformly for all the periods presented in the condensed consolidated interim financial statements.

b) Condensed Consolidated Interim Financial Statements

Subsidiaries are those companies in which AmBev, directly or indirectly, has an interest of more than half of the voting rights or otherwise has control, directly or indirectly, over the operations so as to obtain benefits from the companies’ activities. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates are those entities in which the Company has significant influence over the financial and operating policies but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights.

The financial statements of our subsidiaries, jointly-controlled entities and associates are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated.

Jointly-controlled entities are consolidated using the proportional method. The Company consolidates the net assets and the results of operations of Agrega Inteligência em Compras Ltda. (“Agrega”) and Ice Tea do Brasil Ltda. (“ITB”) and two distribution companies in Canada, Brewers Retail Inc and Brewers’ Distributor Ltd., in proportion to its participation in these companies.

The Company also consolidates the financial statements of the Taurus Investment SPC (“Taurus Investment”) fund and Fundo de Investimento Multimercado Crédito Privado Júpiter (“Júpiter”), which are investment funds fully controlled through the Company’s subsidiaries.

Associates are accounted for by the equity method of accounting, from the date that significant influence commences until the date that significant influence ceases. When AmBev’s share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that AmBev has incurred obligations in respect of the associate.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Unrealized gains arising from transactions with associates and jointly-controlled entities are eliminated to the extent of AmBev’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(c) Foreign Currencies

Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing on the date of the transactions.  Monetary assets and liabilities denominated in foreign currencies are translated at the rate on the balance sheet date.  Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing on the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Reais (“R$”) at foreign exchange rates ruling on the date the fair value was determined.

The exchange rates used in preparing the financial statements include:

			Closing rate		Average rate
Currency	Name	Country	06/30/2010	12/31/2009	06/30/2010	06/30/2009

CAD	Canadian Dollar	Canada	1.7150	1.6581	1.7536	1.8681
DOP	Dominican Peso	Dominican Republic	0.0490	0.0485	0.0495	0.0629
USD	US Dollar	Ecuador, Luxembourg and Argentina and Uruguay Malt operations	1.8015	1.7412	1.8044	2.2495
GTQ	Quetzal	Guatemala	0.2249	0.2102	0.2218	0.2804
PEN	Novo Sol	Peru	0.6384	0.6059	0.6317	0.7218
VEF	Bolivar Forte	Venezuela	0.4206	0.8159	0.4213	1.0470
ARS	Argentine Peso	Argentina	0.4582	0.4586	0.4625	0.6282
BOB	Boliviano	Bolivia	0.2548	0.2463	0.2536	0.3192
PYG	Guarani	Paraguay	0.0004	0.0004	0.0004	0.0004
UYU	Uruguayan Peso	Uruguay	0.0853	0.0887	0.0912	0.0953
CLP	Chilean Peso	Chile	0.0033	0.0034	0.0034	0.0038

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(d) Conversion of the financial statements of subsidiaries located abroad

The items included in each subsidiary’s financial statements are measured using the currency of the principal economic environment of the subsidiary (functional currency).

The functional currency of most subsidiaries of the Company located abroad is their respective local currencies, since most of their business transactions are stated in these currencies, while the functional currencies of the Company's subsidiaries in Ecuador and Luxembourg as well as malt operations located in Argentina and Uruguay, is the U.S. dollar - U.S..

Thus, all assets and liabilities of these subsidiaries are translated into reais at the exchange rate prevailing at the balance sheet date. The balances in the statements of income and of cash flows of these subsidiaries are translated at average exchange rates for the period, while the balances of the statements of changes in shareholders' equity are translated at historical exchange rates. The related translation adjustments are recorded directly in equity.

The functional and presentation currency of the financial statements of the Company is the Real

(e) Hyperinflationary Economies

In the case of hyperinflationary economies, the non-monetary items of assets and liabilities and the income statement and equity accounts in local currency are restated for inflation using a general price index. The current price-level financial statements are then converted into the presentation currency at the closing exchange rate.

On November 30, 2009, Venezuela's economy was determined to be highly-inflationary and thus the December 31, 2009 financial statements of the Company's subsidiary in that country were price-level restated using the general price index disclosed by the Central Bank of Venezuela.

The financial statements of this subsidiary were translated into reais at the balance sheet exchange rate.

(f) Recently-issued accounting standards

The following revisions of and amendments to standards were considered by the Company for application in the condensed consolidated interim financial statements as from January1, 2010.

REVISED IFRS 3 BUSINESS COMBINATIONS (2008)
Revised IFRS 3 incorporates the following changes that are likely to be relevant to AmBev operations in the case of new acquisitions:

•	The definition of a business has been broadened, which is likely to result in more acquisitions being treated as business combinations;
•	Contingent consideration should be measured at fair value, with subsequent changes therein recognized in profit or loss;

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

•	Transaction costs related to the acquisition, other than share and debt issue costs, will be expensed as incurred;
•	Any pre-existing interest in the acquiree will be measured at fair value with the gain or loss recognized in profit or loss;
•
Any non-controlling (minority) interest should be measured at either fair value, or at its proportional interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

In addition, the revised standard excluded from the scope of IFRS 2 “share-based payment” capital contributions to a joint venture and transactions relative to common control.

AMENDED IAS 27 CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS (2008)
Amended IAS 27 requires accounting for changes in ownership interests in a subsidiary, while control exists, to be recognized as an equity transaction.  When control of a subsidiary is lost, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognized in profit or loss.

IFRIC 17 DISTRIBUTIONS OF NON-CASH ASSETS TO OWNERS

IFRIC 17 addresses the treatment of distributions in kind to shareholders.  A liability has to be recognized when the dividend has been appropriately authorized and is no longer at the discretion of the entity, to be measured at the fair value of the non-cash assets to be distributed.  Outside the scope of IFRIC 17 are distributions in which the assets being distributed are ultimately controlled by the same party or parties before and after the distribution (common control transactions).
IFRS 5 was also changed to require that the assets be classified as held for distribution only when they are available for distribution in their present state and distribution is highly probable.

IFRIC 18 TRANSFERS OF ASSETS FROM CUSTOMERS
IFRIC 18 addresses the accounting for property, plant and equipment received from customers or cash received and used to construct specific assets. This interpretation is only applicable to assets used to connect the customer to a network or provide continuous access to goods and/or services.

Amendment to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items

This amendment to IAS 39 provides additional guidance concerning specific positions that qualify for hedging (“eligible hedged items”).

AMENDMENT TO IAS 32 FINANCIAL INSTRUMENTS: PRESENTATION – CLASSIFICATION OF RIGHTS ISSUES
This amendment to IAS 32 allows rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency to be classified as equity instruments provided the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments.

IFRIC 19 EXTINGUISHING FINANCIAL LIABILITIES WITH EQUITY INSTRUMENTS
IFRIC 19 provides guidance on the accounting for debt for equity swaps.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

REVISED IAS 24 RELATED PARTY DISCLOSURES (2009)
Revised IAS 24 changes the definition of a related party and modifies certain related party disclosure requirements for related government entities.

AMENDMENTS TO IFRIC 14 AND IAS 19 THE LIMIT ON A DEFINED BENEFIT ASSET, MINIMUM FUNDING REQUIREMENTS AND THEIR INTERACTION
Amendments to IFRIC 14 and IAS 19 removes unintended consequences arising from the treatment of prepayments where there is a minimum funding requirement. These amendments result in prepayments of contributions in certain circumstances being recognized as an asset rather than an expense.

Based on its review of the above rules, applicable as from January 1, 2010, management did not identify any significant impacts on the condensed consolidated interim financial statements of the Company as at June 30, 2010.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

4. SEGMENT REPORTING

(a) Geographical segments – Six-month period ended:

	Latin America – north (i)		Latin America – south(ii)		Canada		Consolidated
(in thousands of Brazilian Reais)	06/30/2010	06/30/2009	06/30/2010	06/30/2009	06/30/2010	06/30/2009	06/30/2010	06/30/2009

Net sales	8,199,314	6,999,500	1,767,973	1,986,236	1,832,508	2,018,081	11,799,795	11,003,817
Cost of sales	(2,648,933)	(2,159,418)	(696,366)	(788,657)	(592,746)	(673,445)	(3,938,045)	(3,621,520)
Gross profit	5,550,381	4,840,082	1,071,607	1,197,579	1,239,762	1,344,636	7,861,750	7,382,297
Sales and marketing expenses	(1,988,275)	(1,715,152)	(336,393)	(343,106)	(560,887)	(553,108)	(2,885,555)	(2,611,366)
Administrative expenses	(492,624)	(525,074)	(61,629)	(84,574)	(82,325)	(98,020)	(636,578)	(707,668)
Other operating income/(expenses)	214,585	201,678	(4,639)	(1,493)	1,144	3,515	211,090	203,700
Special items	(2,815)	222,371	(10,317)	(14,183)	(68,511)	(6,559)	(81,643)	201,629
Profit from operations	3,281,252	3,023,905	658,629	754,223	529,183	690,464	4,469,064	4,468,592
Net finance cost	(208,041)	(457,902)	(51,446)	(74,768)	(32,637)	(41,522)	(292,124)	(574,192)
Share of results of associates	-	-	(58)	-	11	256	(47)	256
Profit before tax	3,073,211	2,566,003	607,125	679,455	496,557	649,198	4,176,893	3,894,656
Income tax expense	(657,658)	(490,867)	(188,458)	(184,263)	(151,992)	(214,953)	(998,108)	(890,083)
Profit	2,415,553	2,075,136	418,667	495,192	344,565	434,245	3,178,785	3,004,573

Attributable to:
Equity holders of AmBev	2,434,088	2,075,136	381,784	454,843	344,565	434,245	3,160,437	2,964,224
Non-controlling interest	(18,535)	-	36,883	40,349	-	-	18,348	40,349

Segment assets	11,655,959	11,076,706	5,236,962	5,346,735	16,580,428	16,503,475	33,473,349	32,926,916
Intersegment elimination	-	-	-	-	-	-	(976,566)	4
Non-segmented assets	-	-	-	-	-	-	8,566,653	7,167,936
Total assets	-	-	-	-	-	-	41,063,436	40,094,856

Segment liabilities	6,652,315	5,806,411	1,394,236	753,317	1,609,616	1,376,746	9,656,167	7,936,474
Intersegment elimination	-	-	-	-	-	-	(976,566)	-
Non-segmented liabilities	-	-	-	-	-	-	32,383,835	32,158,382
Total liabilities	-	-	-	-	-	-	41,063,436	40,094,856

CAPEX	639,147	322,978	72,995	143,143	47,780	74,696	759,922	540,817
Impairment losses/ (reversals)	53,354	51,655	-	-	34,564	-	87,918	51,655
Depreciation and amortization	397,536	385,484	137,933	157,824	89,859	104,119	625,328	647,427
Additions to/ (reversals of) provisions	92,675	27,215	2,594	3,582	21,389	4,354	116,658	35,151
Full time employees	30,719	27,665	7,793	6,884	2,980	4,937	41,492	39,486

(i) Latin America – north: includes operations in Brazil and Hila-ex.
(ii) Latin America – south: includes operations in Argentina, Bolivia, Chile, Luxembourg, Paraguay and Uruguay.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(b) Business segments – Six-month period ended:

	Latin America - North
	06/30/2010			06/30/2009
(in thousands of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total
Net sales	6,730,418	1,468,896	8,199,314	5,656,840	1,342,660	6,999,500
Cost of sales	(1,951,692)	(697,241)	(2,648,933)	(1,611,055)	(548,363)	(2,159,418)
Gross profit	4,778,726	771,655	5,550,381	4,045,785	794,297	4,840,082
Sales and marketing expenses	(1,687,410)	(300,875)	(1,988,275)	(1,420,431)	(294,721)	(1,715,152)
Administrative expenses	(430,18)	(62,449)	(492,624)	(449,359)	(75,715)	(525,074)
Other operating income/(expenses)	172,43	42,157	214,585	149,448	52,230	201,678
Special items	(2,80)	(19)	(2,815)	160,352	62,019	222,371
Profit from operations	2,830,773	450,479	3,281,252	2,485,795	538,110	3,023,905
Net finance cost	(208,04)	-	(208,041)	(457,902)	-	(457,902)
Share of results of associates	-	-	-	-	-	-

Profit before tax	2,622,732	450,479	3,073,211	2,027,893	538,110	2,566,003

Income tax expense	(657,66)	-	(657,658)	(490,867)	-	(490,867)
Profit	1,965,074	450,479	2,415,553	1,537,026	538,110	2,075,136

Attributable to:
Equity holders of AmBev	1,979,306	454,782	2,434,088	1,537,026	538,110	2,075,136
Non-controlling interest	(14,23)	(4,303)	(18,535)	-	-	-

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	Brazil
	06/30/2010			06/30/2009
(in thousands of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total
Net sales	6,578,816	1,327,323	7,906,139	5,453,120	1,178,032	6,631,152
Cost of sales	(1,862,560)	(596,623)	(2,459,183)	(1,479,489)	(450,618)	(1,930,107)
Gross profit	4,716,256	730,700	5,446,956	3,973,631	727,414	4,701,045
Sales and marketing expenses	(1,591,897)	(248,524)	(1,840,421)	(1,301,926)	(234,286)	(1,536,212)
Administrative expenses	(410,401)	(44,032)	(454,433)	(415,894)	(53,372)	(469,266)
Other operating income/(expenses)	171,898	41,793	213,691	149,173	51,786	200,959
Special items	(2,796)	(19)	(2,815)	167,987	62,584	230,571
Profit from operations	2,883,060	479,918	3,362,978	2,572,971	554,126	3,127,097
Net finance cost	(185,611)	-	(185,611)	(464,771)	-	(464,771)
Share of results of associates	-	-	-	-	-	-

Profit before tax	2,697,449	479,918	3,177,367	2,108,200	554,126	2,662,326

Income tax expense	(664,576)	-	(664,576)	(489,715)	-	(489,715)
Profit	2,032,873	479,918	2,512,791	1,618,485	554,126	2,172,611

Attributable to:
Equity holders of AmBev	2,032,501	479,918	2,512,419	1,618,485	554,126	2,172,611
Non-controlling interest	372	-	372	-	-	-

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	HILA-Ex
	06/30/2010			06/30/2009
(in thousands of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total
Net sales	151,602	141,573	293,175	203,720	164,628	368,348
Cost of sales	(89,132)	(100,618)	(189,750)	(131,566)	(97,745)	(229,311)
Gross profit	62,470	40,955	103,425	72,154	66,883	139,037
Sales and marketing expenses	(95,513)	(52,341)	(147,854)	(118,505)	(60,435)	(178,940)
Administrative expenses	(19,774)	(18,417)	(38,191)	(33,465)	(22,343)	(55,808)
Other operating income/(expenses)	530	364	894	275	444	719
Special items	-	-	-	(7,635)	(565)	(8,200)
Profit from operations	(52,287)	(29,439)	(81,726)	(87,176)	(16,016)	(103,192)
Net finance cost	(22,430)	-	(22,430)	6,869	-	6,869
Share of results of associates	-	-	-	-	-	-

Profit before tax	(74,717)	(29,439)	(104,156)	(80,307)	(16,016)	(96,323)

Income tax expense	6,918	-	6,918	(1,152)	-	(1,152)
Profit	(67,799)	(29,439)	(97,238)	(81,459)	(16,016)	(97,475)

Attributable to:
Equity holders of AmBev	(53,195)	(25,136)	(78,331)	(81,459)	(16,016)	(97,475)
Non-controlling interest	(14,604)	(4,303)	(18,907)	-	-	-

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	Latin America - south
	06/30/2010			06/30/2009
(in thousands of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total
Net sales	1,299,042	468,931	1,767,973	1,435,618	550,618	1,986,236
Cost of sales	(406,328)	(290,038)	(696,366)	(454,918)	(333,739)	(788,657)
Gross profit	892,714	178,893	1,071,607	980,700	216,879	1,197,579
Sales and marketing expenses	(222,914)	(113,479)	(336,393)	(227,123)	(115,983)	(343,106)
Administrative expenses	(55,955)	(5,674)	(61,629)	(80,714)	(3,860)	(84,574)
Other operating income/(expenses)	(5,048)	409	(4,639)	(967)	(526)	(1,493)
Special items	(10,317)	-	(10,317)	(13,927)	(256)	(14,183)
Profit from operations	598,480	60,149	658,629	657,969	96,254	754,223
Net finance cost	(51,490)	44	(51,446)	(74,512)	(256)	(74,768)
Share of results of associates	(58)	-	(58)	-	-	-

Profit before tax	546,932	60,193	607,125	583,457	95,998	679,455

Income tax expense	(188,458)	-	(188,458)	(183,668)	(595)	(184,263)
Profit	358,474	60,193	418,667	399,789	95,403	495,192

Attributable to:
Equity holders of AmBev	321,701	60,083	381,784	359,603	95,240	454,843
Non-controlling interest	36,773	110	36,883	40,186	163	40,349

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	Canada
	06/30/2010		06/30/2009
(in thousands of Brazilian Reais)	Beer	Total	Beer	Total
Net sales	1,832,508	1,832,508	2,018,081	2,018,081
Cost of sales	(592,746)	(592,746)	(673,445)	(673,445)
Gross profit	1,239,762	1,239,762	1,344,636	1,344,636
Sales and marketing expenses	(560,887)	(560,887)	(553,108)	(553,108)
Administrative expenses	(82,325)	(82,325)	(98,020)	(98,020)
Other operating income/(expenses)	1,144	1,144	3,515	3,515
Special items	(68,511)	(68,511)	(6,559)	(6,559)
Profit from operations	529,183	529,183	690,464	690,464
Net finance cost	(32,637)	(32,637)	(41,522)	(41,522)
Share of results of associates	11	11	256	256

Profit before tax	496,557	496,557	649,198	649,198

Income tax expense	(151,992)	(151,992)	(214,953)	(214,953)
Profit	344,565	344,565	434,245	434,245

Attributable to:
Equity holders of AmBev	344,565	344,565	434,245	434,245
Non-controlling interest	-	-	-	-

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(c) Geographical segments – Three-month period ended:

	Latin America – north (i)		Latin America – south(ii)		Canada		Consolidated
(in thousands of Brazilian Reais)	06/30/2010	06/30/2009	06/30/2010	06/30/2009	06/30/2010	06/30/2009	06/30/2010	06/30/2009

Net sales	3,865,449	3,344,902	723,904	794,643	1,089,020	1,208,589	5,678,373	5,348,134
Cost of sales	(1,292,519)	(1,005,194)	(314,956)	(333,042)	(331,545)	(386,149)	(1,939,020)	(1,724,385)
Gross profit	2,572,930	2,339,708	408,948	461,601	757,475	822,440	3,739,353	3,623,749
Sales and marketing expenses	(1,005,436)	(875,601)	(152,990)	(153,263)	(303,570)	(278,297)	(1,461,996)	(1,307,161)
Administrative expenses	(242,541)	(288,166)	(28,879)	(53,872)	(37,899)	(52,571)	(309,319)	(394,609)
Other operating income/(expenses)	112,082	107,533	3,177	10,553	1,882	732	117,141	118,818
Special items	(598)	(5,523)	(4,284)	(8,378)	(10,342)	(1,894)	(15,224)	(15,795)
Profit from operations	1,436,437	1,277,951	225,972	256,641	407,546	490,410	2,069,955	2,025,002
Net finance cost	(84,331)	(184,477)	(6,651)	(43,227)	(14,506)	(21,705)	(105,488)	(249,409)
Share of results of associates	-	-	1	-	(61)	211	(60)	211
Profit before tax	1,352,106	1,093,474	219,322	213,414	392,979	468,916	1,964,407	1,775,804
Income tax expense	(255,259)	(169,851)	(62,526)	(66,114)	(118,731)	(147,895)	(436,516)	(383,860)
Profit	1,096,847	923,623	156,796	147,300	274,248	321,021	1,527,891	1,391,944

Attributable to:
Equity holders of AmBev	1,094,687	923,623	141,306	130,924	274,248	321,021	1,510,241	1,375,568
Non-controlling interest	2,160	-	15,490	16,376	-	-	17,650	16,376

CAPEX	458,544	222,419	50,164	113,303	28,013	50,923	536,721	386,645
Impairment losses/ (reversals)	24,021	22,664	-	-	733	-	24,754	22,664
Depreciation and amortization	198,549	190,219	69,945	76,035	45,157	44,264	313,651	310,518
Additions to/ (reversals of) provisions	51,515	4,829	1,303	1,939	9,343	2,383	62,161	9,151
Full time employees	30,719	27,665	7,793	6,884	2,980	4,937	41,492	39,486

(i) Latin America – north: includes operations in Brazil and Hila-ex.
(ii) Latin America – south: includes operations in Argentina, Bolivia, Chile, Luxembourg, Paraguay and Uruguay.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(d) Business segments – Three-month period ended:

	Latin America - North
	06/30/2010			06/30/2009
(in thousands of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total
Net sales	3,163,369	702,080	3,865,449	2,701,283	643,619	3,344,902
Cost of sales	(948,978)	(343,541)	(1,292,519)	(762,557)	(242,637)	(1,005,194)
Gross profit	2,214,391	358,539	2,572,930	1,938,726	400,982	2,339,708
Sales and marketing expenses	(867,542)	(137,894)	(1,005,436)	(733,245)	(142,356)	(875,601)
Administrative expenses	(210,451)	(32,090)	(242,541)	(243,017)	(45,149)	(288,166)
Other operating income/(expenses)	88,147	23,935	112,082	76,694	30,839	107,533
Special items	(587)	(11)	(598)	(5,140)	(383)	(5,523)
Profit from operations	1,223,958	212,479	1,436,437	1,034,018	243,933	1,277,951
Net finance cost	(84,331)	-	(84,331)	(184,477)	-	(184,477)
Share of results of associates	-	-	-	-	-	-

Profit before tax	1,139,627	212,479	1,352,106	849,541	243,933	1,093,474

Income tax expense	(255,259)	-	(255,259)	(169,851)	-	(169,851)
Profit	884,368	212,479	1,096,847	679,690	243,933	923,623

Attributable to:
Equity holders of AmBev	879,978	214,709	1,094,687	679,690	243,933	923,623
Non-controlling interest	4,390	(2,230)	2,160	-	-	-

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	Brazil
	06/30/2010			06/30/2009
(in thousands of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total
Net sales	3,097,032	633,319	3,730,351	2,587,052	563,180	3,150,232
Cost of sales	(907,790)	(294,063)	(1,201,853)	(692,748)	(196,773)	(889,521)
Gross profit	2,189,242	339,256	2,528,498	1,894,304	366,407	2,260,711
Sales and marketing expenses	(825,144)	(112,046)	(937,190)	(684,288)	(113,093)	(797,381)
Administrative expenses	(201,938)	(23,467)	(225,405)	(223,717)	(31,278)	(254,995)
Other operating income/(expenses)	87,532	23,661	111,193	76,251	30,316	106,567
Special items	(587)	(11)	(598)	53	(206)	(153)
Profit from operations	1,249,105	227,393	1,476,498	1,062,603	252,146	1,314,749
Net finance cost	(93,192)	-	(93,192)	(167,563)	-	(167,563)
Share of results of associates	-	-	-	-	-	-

Profit before tax	1,155,913	227,393	1,383,306	895,040	252,146	1,147,186

Income tax expense	(264,858)	-	(264,858)	(169,126)	-	(169,126)
Profit	891,055	227,393	1,118,448	725,914	252,146	978,060

Attributable to:
Equity holders of AmBev	890,574	227,393	1,117,967	725,914	252,146	978,060
Non-controlling interest	481	-	481	-	-	-

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	HILA-Ex
	06/30/2010			06/30/2009
(in thousands of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total
Net sales	66,337	68,761	135,098	114,231	80,439	194,670
Cost of sales	(41,188)	(49,478)	(90,666)	(69,809)	(45,864)	(115,673)
Gross profit	25,149	19,283	44,432	44,422	34,575	78,997
Sales and marketing expenses	(42,398)	(25,848)	(68,246)	(48,957)	(29,263)	(78,220)
Administrative expenses	(8,513)	(8,623)	(17,136)	(19,300)	(13,871)	(33,171)
Other operating income/(expenses)	615	274	889	443	523	966
Special items	-	-	-	(5,193)	(177)	(5,370)
Profit from operations	(25,147)	(14,914)	(40,061)	(28,585)	(8,213)	(36,798)
Net finance cost	8,861	-	8,861	(16,914)	-	(16,914)
Share of results of associates	-	-	-	-	-	-

Profit before tax	(16,286)	(14,914)	(31,200)	(45,499)	(8,213)	(53,712)

Income tax expense	9,599	-	9,599	(725)	-	(725)
Profit	(6,687)	(14,914)	(21,601)	(46,224)	(8,213)	(54,437)

Attributable to:
Equity holders of AmBev	(10,596)	(12,684)	(23,280)	(46,224)	(8,213)	(54,437)
Non-controlling interest	3,909	(2,230)	1,679	-	-	-

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	Latin America - south
	06/30/2010			06/30/2009
(in thousands of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total

Net sales	524,463	199,441	723,904	564,218	230,425	794,643

Cost of sales	(184,455)	(130,501)	(314,956)	(194,516)	(138,526)	(333,042)

Gross profit	340,008	68,940	408,948	369,702	91,899	461,601

Sales and marketing expenses	(103,119)	(49,871)	(152,990)	(103,757)	(49,506)	(153,263)

Administrative expenses	(25,033)	(3,846)	(28,879)	(51,353)	(2,519)	(53,872)

Other operating income/(expenses)	778	2,399	3,177	8,294	2,259	10,553

Special items	(4,284)	-	(4,284)	(8,143)	(235)	(8,378)

Profit from operations	208,350	17,622	225,972	214,743	41,898	256,641

Net finance cost	(6,687)	36	(6,651)	(43,003)	(224)	(43,227)

Share of results of associates	1	-	1	-	-	-

Profit before tax	201,664	17,658	219,322	171,740	41,674	213,414

Income tax expense	(62,526)	-	(62,526)	(65,519)	(595)	(66,114)

Profit	139,138	17,658	156,796	106,221	41,079	147,300

Attributable to:

Equity holders of AmBev	123,676	17,630	141,306	89,911	41,013	130,924

Non-controlling interest	15,462	28	15,490	16,310	66	16,376

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	Canada
	06/30/2010		06/30/2009
(in thousands of Brazilian Reais)	Beer	Total	Beer	Total
Net sales	1,089,020	1,089,020	1,208,589	1,208,589
Cost of sales	(331,545)	(331,545)	(386,149)	(386,149)
Gross profit	757,475	757,475	822,440	822,440
Sales and marketing expenses	(303,570)	(303,570)	(278,297)	(278,297)
Administrative expenses	(37,899)	(37,899)	(52,571)	(52,571)
Other operating income/(expenses)	1,882	1,882	732	732
Special items	(10,342)	(10,342)	(1,894)	(1,894)
Profit from operations	407,546	407,546	490,410	490,410
Net finance cost	(14,506)	(14,506)	(21,705)	(21,705)
Share of results of associates	(61)	(61)	211	211

Profit before tax	392,979	392,979	468,916	468,916

Income tax expense	(118,731)	(118,731)	(147,895)	(147,895)
Profit	274,248	274,248	321,021	321,021

Attributable to:
Equity holders of AmBev	274,248	274,248	321,021	321,021
Non-controlling interest	-	-	-	-

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

5. OTHER OPERATING INCOME/(EXPENSES)
	Six-month period ended:		Three-month period ended:
	06/30/2010	06/30/2009	06/30/2010	06/30/2009
Government grants	171,728	111,093	88,615	56,024
Taxes recoverable	9,056	63,373	2,653	34,998
(Additions to)/reversal of provisions	(9,089)	(6,864)	(1,128)	(2,818)
Gains/(losses) on disposal of property, plant and equipment and intangible assets	3,543	4,452	5,107	(431)
Rental income	1,810	3,690	1,000	2,095
Other operating income/(expenses)	34,042	27,956	20,894	28,950
	211,090	203,700	117,141	118,818

Government grants are related to ICMS tax incentives provided by some states in Brazil.

6. SPECIAL ITEMS

IAS 1 Presentation of financial statements requires that material income and expense are disclosed separately.  Special items are items that, based on management’s judgement, need to be disclosed separately by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

Special items are detailed below:

	Six-month period ended:		Three-month period ended:
	06/30/2010	06/30/2009(1)	06/30/2010	06/30/2009(1)
Restructuring	(31,850)	(37,811)	(14,288)	(17,990)
Labatt brands indemnity	-	239,440	-	2,195
Labatt Hamilton Brewery closure expenses	(47,106)	-	(1,000)	-
Others	(2,687)	-	64	-
Special items	(81,643)	201,629	(15,224)	(15,795)

(1) Presented as non-recurring items in the June 30, 2009 financial statements

Restructuring expenses in 2010 and 2009, of R$(31,850) and R$(37,811) respectively, are related to the realignment of structures and processes in all geographic segments.

In the first quarter of 2010, the closure of Labatt´s Hamilton Brewery was initiated and concluded on April 16, 2010. The closure process generated an expense of R$(47,106), recognized in the results of operations through June 30, 2010, R$(12,558) of which are related to expenses of closure and R$(34,548) to impairment losses.

On March 13, 2009, the Company announced that, following the approval of the United States Department of Justice, it concluded the operation disclosed on February 23,2009, whereby a subsidiary of KPS Capital Partners, LP became an exclusive and perpetual licensee of the beers of the Labatt family (which include mainly the Labatt Blue and Labatt Blue Light brands) for the United States. The Company recorded a gain of R$239,440 from this licensing of the Labatt brands.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 –  NOTES TO THE FINANCIAL STATEMENTS

7. FINANCE COST AND INCOME

Recognized in the income statement in the year

Finance income

	Six-month period ended:		Three-month period ended:
	06/30/2010	06/30/2009	06/30/2010	06/30/2009
Interest income	171,783	70,796	91,379	37,615
Gains on derivatives	6,982	63,815	6,982	61,895
Exchange gains variation – others	-	57,218	-	(6,001)
Price-level restatement gains/losses(i) (i)	9,064	-	4,496	-
Other financial income	7,311	28,395	3,572	18,142
	195,140	220,224	106,429	111,651
(i) Inflation in Venezuela has been high for several years and considering the accumulated inflation over the past three years, based on November 30, 2009, it exceeded 100%. Thus, Venezuela is considered a hyperinflationary economy and, therefore,  IAS 29 " Financial Reporting in Hyperinflationary Economies" was applied in the financial statements as of  December 31, 2009 with prospective effect from this date.

Interest income arose from the following financial assets:

	Six-month period ended:		Three-month period ended:
Interest Income	06/30/2010	06/30/2009	06/30/2010	06/30/2009
Cash and cash equivalents	140,662	63,028	73,160	34,442
Investment securities held for trading	31,121	7,768	18,219	3,173
	171,783	70,796	91,379	37,615
Finance costs

	Six-month period ended:		Three-month period ended:
	06/30/2010	06/30/2009	06/30/2010	06/30/2009
Interest expense	(316,296)	(488,009)	(171,810)	(206,906)
Losses on derivatives	(61,249)	(144,099)	(18,626)	(36,266)
Interest on contingencies	(17,895)	(7,574)	(12,784)	(3,173)
Exchange variation - others (i)	(23,176)	(59,442)	24,128	(59,442)
Tax on financial transactions	(20,331)	(24,436)	(9,549)	(9,426)
Other financial costs, including bank fees	(48,317)	(70,856)	(23,276)	(45,847)
	(487,264)	(794,416)	(211,917)	(361,060)

(i) On January 8, 2010, the Venezuela Government announced a devaluation of 100% in exchange rate of the Bolivar (Venezuelan currency), which increased from  2.15 Bolivars per U.S. dollar to 4.30. As a result of this devaluation, the Company recognized an exchange variation expense of R$(8,511) in its operations in Venezuela during the six-month period.

Interest expenses are presented net of the effect of interest rate derivative instruments hedging AmBev’s interest rate risk – see also Note 20, Risks arising from financial instruments. As required by IFRS 7 Financial instruments: disclosures, the interest expense recognized on unhedged or hedged financial liabilities and the net interest expense from the related hedging derivative instruments are disclosed as follows:

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 –  NOTES TO THE FINANCIAL STATEMENTS

	Six-month period ended:		Three-month period ended:
Interest expenses	06/30/2010	06/30/2009	06/30/2010	06/30/2009
Financial liabilities measured at amortized cost	(110,838)	(271,038)	(53,349)	(103,070)
Hedged items	(126,005)	(252,778)	(136,837)	(179,554)
Hedging instruments	(50,828)	74,932	31,637	90,418
Cash flow hedge – Hedged items	(59,684)	(73,468)	(29,806)	(35,692)
Cash flow hedge - (Hedging instruments – reclassified from shareholders’ equity)	31,059	34,343	16,545	20,992
	(316,296)	(488,009)	(171,810)	(206,906)

8. INCOME TAX AND SOCIAL CONTRIBUTION

Income tax and social contribution recognized in the results of operations were as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2010	06/30/2009	06/30/2010	06/30/2009
Income tax expense
Current	(837,047)	(662,875)	(402,701)	(277,707)
	(837,047)	(662,875)	(402,701)	(277,707)
Deferred tax expense
Temporary differences of previous periods	(900)	(35,095)	(900)	-
Temporary differences of the current period	(49,826)	(193,160)	7,847	21,258
Use of tax loss carryforwards in the current period	(129,539)	1,047	(61,031)	(123,278)
Constitution of tax loss carryforwards in the current period	10,592	-	10,443	213
Tax loss carryforwards of previous periods	8,612	-	9,826	(4,346)
	(161,061)	(227,208)	(33,815)	(106,153)
Total income tax expense in the income statement	(998,108)	(890,083)	(436,516)	(383,860)

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 –  NOTES TO THE FINANCIAL STATEMENTS

The reconciliation of the effective tax rate with the weighted nominal tax rate can be summarized as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2010	06/30/2009	06/30/2010	06/30/2009
Profit before tax	4,176,893	3,894,656	1,964,407	1,775,804
Adjustment on taxable basis
Non-taxable net financial and other income	(243,063)	(451,495)	(155,739)	(125,017)
Non-taxable intercompany dividends	-	(582)	-	(281)
Government grants related to sales taxes	(171,728)	(111,093)	(88,615)	(56,024)
Hedge results	4,965	273,196	(3,226)	113,945
Expenses not deductible for tax purposes	93,148	90,685	66,162	13,411
	3,860,215	3,695,367	1,782,989	1,721,838
Aggregated weighted nominal tax rate	32.87%	32.44%	32.53%	32.66%
Taxes – nominal rate	(1,268,836)	(1,198,777)	(579,948)	(562,374)
Adjustment on tax expense
Government grants - income taxes	91,050	110,710	47,997	78,767
Deductible interest attributed to shareholders	204,102	173,152	94,443	85,851
Tax savings from goodwill amortization on tax books	64,240	76,107	32,073	38,138
Withholding tax	(57,553)	(17,284)	(31,640)	14,513
Non-deductible losses in operations abroad	(14,624)	(22,287)	2,237	(2,943)
Other tax adjustments	(16,487)	(11,704)	(1,678)	(35,812)
Income tax and social contribution expense	(998,108)	(890,083)	(436,516)	(383,860)
Effective tax rate	23.90%	22.85%	22.22%	21.62%

The effective tax rate for the period was affected primarily due to: (a) the decrease in non-taxable income, mainly because of the indemnity received in 2009 related to the perpetual license for Labatt’s brands in the United States, that was only partially taxable, and (b) lower hedge losses in companies abroad, that are not deductible for Brazilian tax purposes.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 –  NOTES TO THE FINANCIAL STATEMENTS

9. PROPERTY, PLANT AND EQUIPMENT

	06/30/2010					12/31/2009
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	3,152,182	10,081,411	2,020,653	612,086	15,866,331	16,043,073
Effect of movements in foreign exchange	(48,676)	(279,009)	(21,738)	(4,252)	(353,675)	(1,687,726)

Acquisition through business combinations	-	-	-	-	-	17,025
Acquisitions	1,341	40,180	10,388	674,063	725,972	1,307,122
Disposals	(2,022)	(32,178)	(24,290)	-	(58,490)	(245,168)

Transfer to other asset categories	(8,656)	35,347	334,603	(478,969)	(117,675)	(216,973)
Other (i)	12,924	55,366	4,727	(68)	72,949	648,978
Balance as at June 30, 2010	3,107,093	9,901,117	2,324,343	802,860	16,135,412	15,866,331

Depreciation and Impairment
Balance at end of previous year	(1,380,603)	(6,597,237)	(1,293,419)	-	(9,271,259)	(8,738,473)
Effect of movements in foreign exchange	37,485	255,327	7,137	-	299,949	767,773
Depreciation	(52,141)	(387,039)	(121,391)	-	(560,571)	(1,108,984)

Impairment losses(ii)	-	(87,918)	-	-	(87,918)	(100,888)
Disposals	1,361	20,382	19,119	-	40,862	184,218

Transfer to other asset categories	10,505	297,311	(205,586)	-	102,230	200,726
Other (i)	(9,283)	(44,611)	(661)	-	(54,555)	(475,631)
Balance as at June 30, 2010	(1,392,676)	(6,543,785)	(1,594,801)	-	(9,531,262)	(9,271,259)
Carrying amount:
December 31, 2009	1,771,579	3,484,174	727,234	612,086	6,595,072	6,595,072
June 30, 2010	1,714,417	3,357,332	729,542	802,860	6,604,150	-

(i) Includes price-level restatement from the application of IAS 29 in our operations in Venezuela, in the net amount of R$ R$15,452 (R$123,782 - December 31, 2009), of which R$74,439 (R$551,264 - December 31, 2009), correspond to the acquisition cost and R$(58,987) and (R$(427,483) -  December 31, 2009) to depreciation, respectively.

(ii) R$34,548 relates to impairment losses of the  Labatt Hamilton Brewery(Note 6) and the balance  primarily to losses on returnable packaging.

The principal acquisitions in the half year of 2010 refer to modernization, reform, and extension of production lines in order to increase installed capacity.

The Company leases plant and equipment and fixture and fittings. The carrying amount of the leased assets was R$39,812 on June 30, 2010 and R$21,225 on December 31, 2009.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 –  NOTES TO THE FINANCIAL STATEMENTS

10. GOODWILL

	06/30/2010	03/31/2009
Balance at end of previous year	17,527,471	17,912,429
Effect of movements in foreign exchange	21,179	(535,848)
Acquisitions through business combinations and of Non-controlling interests	-	150,890
Balance as at June 30, 2010	17,548,650	17,527,471

AmBev’s annual goodwill impairment testing is performed during the fourth quarter of the year.

11. INTANGIBLE ASSETS

	06/30/2010					12/31/2009

	Brands	Distribution contracts (i)	Software	Others	Total	Total
Acquisition cost
Balance at end of previous year	1,465,307	1,239,119	354,439	169,282	3,228,147	3,665,287
Effect of movements in foreign exchange	7,734	-	249	(24)	7,959	(602,869)
Acquisitions	189	33,585	173	-	33,947	132,620
Acquisition through business combination	-	-	-	-	-	25,520
Transfers from other assets categories	-	(6,417)	18,310	26,825	38,718	7,589
Balance as at June 30, 2010	1,473,230	1,266,287	373,171	196,083	3,308,771	3,228,147

Amortization and Impairment losses
Balance at end of previous year	-	(976,603)	(258,349)	(60,578)	(1,295,530)	(1,172,389)
Effect of movements in foreign exchange	-	-	(214)	723	509	34,810
Amortization	-	(44,770)	(19,936)	(9,871)	(74,577)	(166,614)
Transfers from other assets categories	-	3,105	283	(26,606)	(23,218)	8,663
Balance as at June 30, 2010	-	(1,018,268)	(278,216)	(96,332)	(1,392,816)	(1,295,530)

Carrying amount:
December 31, 2009	1,465,307	262,516	96,090	108,704	1,932,617	1,932,617
June 30, 2010	1,473,230	248,019	94,955	99,751	1,915,955

(1) The useful life of intangible assets with defined useful lives is 5 years. The amortization is therefore calculated using a 20% annual rate, and recognized in the income statement on the straight-line basis.

AmBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, certain brands are expected to generate positive cash flows for as long as the Company owns the brands. The brands are considered to have indefinite useful lives.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 –  NOTES TO THE FINANCIAL STATEMENTS

Intangible assets with indefinite useful lives are tested for impairment purposes in the fourth quarter of the year.

The distribution assets are acquired from ex-resalers when the Company´s products start to be distributed directly and correspond, substantially, to the rights arising from agreements with points of sale and also to their master data, including financial history and purchase profile.

12. TRADE AND OTHER RECEIVABLES

Non-current trade and other receivables

	06/30/2010	12/31/2009
Trade receivables	2,436	18,221
Deposits and guarantees	517,645	497,834
Tax credits	1,107,328	1,282,828
Taxes recoverable	252,360	225,737
Other receivables	50,829	64,665
	1,930,598	2,089,285

Current trade and other receivables

	06/30/2010	12/31/2009
Trade receivables	1,520,381	1,771,277
Interest receivable	95,637	52,531
Indirect taxes recoverable	315,312	317,295
Derivative financial instruments with positive fair value	783,552	975,573
Prepaid marketing expenses	436,931	365,906
Other receivables	183,528	169,913
	3,335,341	3,652,495

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 –  NOTES TO THE FINANCIAL STATEMENTS

13. CASH AND CASH EQUIVALENTS

	06/30/2010	12/31/2009
Short term bank deposits (1)	5,244,886	3,469,201
Current bank accounts	698,573	567,406
Cash	7,167	6,326
Cash and cash equivalents	5,950,626	4,042,933

Bank overdrafts	(36,368)	(18,619)

14. ASSETS HELD FOR SALE

	06/30/2010	12/31/2009
Assets held for sale	60,182	60,182
	60,182	60,182

The assets held for sale of R$60,182 refer to land and buildings, mainly in Brazil. The Company´s management uses all available means to realize these assets.

15.  CHANGES IN EQUITY

(a) Capital stock

			06/30/2010	12/31/2009
Outstanding shares (in thousands of shares)	Preferred	Common	Total	Total
At the end of the previous year	270,393	346,595	616,988	614,936
Changes during the period	769	1,616	2,385	2,052
	271,162	348,211	619,373	616,988

Treasury shares (in thousands of shares)	Preferred	Common	Total	Total
At the end of the previous year	431	121	552	932
Changes during the period	(272)	(8)	(280)	(380)
	159	113	272	552

The preferred shares are non-voting but have priority in the return of capital in the event of liquidation of the Company and are entitled to a dividend premium of 10% over that received by the common shareholders. The common shares have the right to vote at shareholder meetings. Under our by-laws, we are required to distribute to shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 35% of net income determined under Brazilian GAAP, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with AmBev’s financial situation. The mandatory dividend includes amounts paid as interest attributed to shareholders’ equity.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 –  NOTES TO THE FINANCIAL STATEMENTS

On June 30, 2010, the Company’s capital stock of R$7,367,404, was represented by 619,373 thousand shares of which 348,211 thousand were common shares and 271,162 thousand were preferred shares, all without par value.

The Extraordinary General Meeting held on April 28, 2010, approved the following changes in capital:

Increase in the Company's capital of R$374,728, by issuing 1,616 thousand common shares and 769 thousand preferred shares in favor of Interbrew International BV and AmBrew S.A., the Company’s controlling shareholders, corresponding to 70% of the capitalization of tax benefit realized by the Company with the partial amortization of the special reserve of goodwill in fiscal year 2009.

Increase in the Company's capital of R$160,598, corresponding to 30% of the capitalization of tax benefit realized by the Company with the partial amortization of the special reserve of goodwill in fiscal year 2009, without issuing new shares.

The Company gave the remaining shareholders the right for preference to subscribe up to 567,000 common shares and 932,479 preferred shares, respecting the proportion of their shareholding at the date of the Shareholders Meeting, at the same price used for the shares issued to the controlling shareholders, for payment in cash upon subscription. Following the conclusion of the subscription period, 109,065 common shares and 187,782 preferred shares remained unsubscribed, and these will be offered in a special public offering in the stock exchange for unsubscribed shares.

(b)Authorized capital

The Company is authorized to increase its capital stock up to 700,000 thousand shares, regardless of by-law amendment, upon the Board of Directors’ resolution, which shall also decide on the payment conditions, characteristics of shares to be issued and issuance price, as well as whether the capital stock will be increased by means of public or private placement.

(c)Interest on shareholders’ equity

Brazilian companies are permitted to distribute interest on shareholders’ equity calculated using the Company’s net equity multiplied by the long-term interest rate (TJLP).  The TJLP is the official interest rate defined by the Central Bank and used as reference in long-term loans provided by the BNDES. The amounts paid as interest on shareholders’ equity are deductible for tax purposes and are also deducted from the mandatory dividend.

Although this item is recorded in the statutory and tax books as financial expenses, the amounts to be paid to the shareholders are reclassified to shareholders’ equity and presented in the same manner as dividends in order to reflect the substance of the transaction. Thus, interest on shareholders’ equity is considered as dividends and is not recorded in the income statement.

On March 1, 2010 the Company approved distribution of (i) dividends, to be deducted from the investments reserve and attributed to the minimum mandatory dividends for 2010, at R$1.10 per common share and R$1.21 per preferred share, without withholding income tax, pursuant to applicable law; and (ii) interest on shareholders’ capital to be deducted from the investments reserve and attributed to the minimum mandatory dividends for 2010, at R$0.45 per common share and R$0.49 per preferred share.  The distribution of this interest is taxed pursuant to applicable law, resulting in a net distribution of R$0.38 per common share and R$0.42 per preferred share.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 –  NOTES TO THE FINANCIAL STATEMENTS

The aforementioned payments were made as from April 1, 2010, without any monetary adjustment, subject to ratification of the Annual General Meeting which approves the financial statements related to the fiscal year of 2010.  The record date shall be March 18, 2010 for BM&FBovespa shareholders and March 23, 2010 for ADR holders.  Shares and ADRs were traded ex-dividends as from March 19, 2010.

Interest on shareholders’ equity and dividends not claimed within 3 years revert back to the Company.

(d)Hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss – see also Note 20, Risks arising from financial instruments.

(e)Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations.

(f)Actuarial gains and losses

The actuarial gains and losses comprise the difference between estimates (assumptions) and actual experience in the Company’s pension plans.

(g)Share-based payments

Various Stock Option Plans allow the Company’s senior management and members of the board to acquire shares of the Company. AmBev adopted IFRS 2 Share-based Payment for all programs granted after November 7, 2002.

The share-based payment reserve was impacted by an expense of R$53,395 at June 30, 2010 and R$57,115 at June 30, 2009 – see also Note 17 Share-based payments.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 –  NOTES TO THE FINANCIAL STATEMENTS

(h)Treasury shares

The treasury shares comprise shares repurchased and held by the Company. The gains and losses related to share-based payment transactions and resale of treasury shares are recorded in the “Result on treasury shares” reserve.

Changes in treasury shares in thousands of Brazilian Reais, for the periods ended	06/30/2010	12/31/2009
At the beginning of the period	(47,729)	(109,277)
Shares reacquired in accordance with the Plan	(1,240)	(15,448)
Transfer of shares – Finor	-	(9,889)
Cancellation of shares	-	87
Share-based payments - transfer	20,536	86,798
At the end of the period	(28,433)	(47,729)

(i) Earnings per share

The calculation of basic earnings per share is based on the net income attributable to equity holders of AmBev of R$3,160,437 (R$2,964,224 on June 30, 2009) and the weighted average number of shares outstanding during the year, calculated as follows:

Thousand shares	06/30/2010
	Common	Preferred	Total

Issued shares at January 1, net of treasury shares	346,156	269,340	615,496
Effect of shares issued / repurchased	1,130	1,124	2,254
Weighted average number of shares at June 30	347,286	270,464	617,750

Thousand shares	06/30/2009
	Common	Preferred	Total

Issued shares at January 1, net of treasury shares	344,276	269,215	613,491
Effect of shares issued / repurchased	1,561	(381)	1,180
Weighted average number of shares at June 30	345,837	268,834	614,671

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The calculation of diluted earnings per share is based on the net income attributable to equity holders of AmBev of R$3,160,437 (R$2,964,224 on June 30, 2009) and the weighted average number of shares(diluted) outstanding during the year, calculated as follows:

Thousand shares	06/30/2010
	Common	Preferred	Total

Issued shares at January 1, net of treasury shares	347,286	270,464	617,750
Effect of shares issued / repurchased	51	1,666	1,717
Weighted average number of shares (diluted) at June 30	347,337	272,130	619,467

Thousand shares	06/30/2009
	Common	Preferred	Total

Issued shares at January 1, net of treasury shares	345,837	268,834	614,671
Effect of shares issued / repurchased	51	670	721
Weighted average number of shares (diluted) at June 30	345,888	269,504	615,392

The calculation of earnings per share before special items (basic) is based on the profit before special items, attributable to equity holders of AmBev, calculated as follows:

In thousands of Brazilian Reais	06/30/2010
	Common	Preferred	Total

Profit attributable to equity holders of AmBev	1,702,206	1,458,231	3,160,437
Special items, after taxes, attributable to equity holders of AmBev	(31,282)	(26,798)	(58,080)
Profit before special items (basic), attributable to equity holders of AmBev	1,733,488	1,485,029	3,218,517

In thousands of Brazilian Reais	06/30/2009
	Common	Preferred	Total

Profit attributable to equity holders of AmBev	1,597,897	1,366,327	2,964,224
Special items, after taxes, attributable to equity holders of AmBev	108,758	92,996	201,754
Profit before special items (basic), attributable to equity holders of AmBev	1,489,139	1,273,331	2,762,470

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The calculation of earnings per share before special items (diluted) is based on the profit before special items, attributable to equity holders of AmBev, calculated as follows:

In thousands of Brazilian Reais	06/30/2010
	Common	Preferred	Total

Profit attributable to equity holders of AmBev	1,697,496	1,462,941	3,160,437
Special items, after taxes, attributable to equity holders of AmBev	(31,195)	(26,885)	(58,080)
Profit before special items (diluted), attributable to equity holders of AmBev	1,728,691	1,489,826	3,218,517

In thousands of Brazilian Reais	06/30/2009
	Common	Preferred	Total

Profit attributable to equity holders of AmBev	1,596,171	1,368,053	2,964,224
Special items, after taxes, attributable to equity holders of AmBev	108,640	93,114	201,754
Profit before special items (diluted), attributable to equity holders of AmBev	1,487,531	1,274,939	2,762,470

The calculation of earnings per share (EPS) in the six-month periods is as follows:

In thousands of Brazilian Reais	06/30/2010
	Common	Preferred	Total

Profit attributable to equity holders of AmBev	1,720,206	1,458,231	3,160,437
Weighted average number of shares	347,286	270,464	617,750
Basic EPS	4.90	5.39

Profit before special items, attributable to equity holders of AmBev	1,733,488	1,485,029	3,218,517
Weighted average number of shares	347,286	270,464	617,750
EPS before special items	4.99	5.49

Profit attributable to equity holders of AmBev	1,697,496	1,462,941	3,160,437
Weighted average number of shares (diluted)	347,337	272,130	619,467
Diluted EPS	4.89	5.38

Profit before special items, attributable to equity holders of AmBev	1,728,691	1,489,826	3,218,517
Weighted average number of shares (diluted)	347,337	272,130	619,467
Diluted EPS before special items	4.98	5.47

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

In thousands of Brazilian Reais	06/30/2009
	Common	Preferred	Total

Profit attributable to equity holders of AmBev	1,597,897	1,366,327	2,964,224
Weighted average number of shares	345,837	268,834	614,671
Basic EPS	4.62	5.08

Profit before special items, attributable to equity holders of AmBev	1,489,139	1,273,331	2,762,470
Weighted average number of shares	345,837	268,834	614,671
EPS before special items	4.31	4.74

Profit attributable to equity holders of AmBev	1,596,171	1,368,053	2,964,224
Weighted average number of shares (diluted)	345,888	269,504	615,392
Diluted EPS	4.61	5.08

Profit before special items, attributable to equity holders of AmBev	1,487,531	1,274,939	2,762,470
Weighted average number of shares (diluted)	345,888	269,504	615,392
Diluted EPS before special items	4.30	4.73

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

16. INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the contractual terms of the Company interest-bearing loans and borrowings. Note 20 contains additional information related to the Company’s exposure to interest rate and foreign currency risks.

Current and non-current interest-bearing loans and borrowings totaled R$6,807,943 on June 30, 2010, compared to R$7,261,237 on December 31, 2009.

The R$(453,294) variation is mainly explained by the payment of BNDES and EGF loans in Brazil totalling R$(14,720), payment of loans in Labatt subsidiaries of R$(322,401), in Quinsa totalling R$(163,857) and in HILA-ex totalling R$(121,241). Those reductions were partially compensated by the currency effects and by the variation in Bonds 2011, 2013 and 2017 fair value, totalling R$168,925.

Non-current liabilities
	06/30/2010	12/31/2009
Secured bank loans	109,609	91,946
Unsecured bank loans	1,365,626	2,556,186
Debentures and bond issues	3,631,983	3,453,619
Other unsecured loans	166,134	344,364
Finance leases	10,799	14,058
	5,284,151	6,460,173

Current liabilities
	06/30/2009	12/31/2009
Secured bank loans	47,523	47,565
Unsecured bank loans	1,294,928	728,838
Debentures and bond issues	2,733	2,448
Other unsecured loans	170,374	14,340
Finance leases	8,234	7,873
	1,523,792	801,064

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

At June 30, 2010 maturity ranges are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	157,132	47,523	33,873	30,516	27,631	17,589
Unsecured bank loans	2,660,554	1,294,929	625,917	407,486	106,599	225,623
Debentures and bond issues	3,634,716	2,733	1,076,154	1,247,292	1,028,636	279,901
Other unsecured loans	336,508	170,374	22,013	21,937	33,810	88,374
Finance lease liabilities	19,033	8,233	8,058	2,600	142	-
	6,807,943	1,523,792	1,766,015	1,709,831	1,196,818	611,487

17. SHARE-BASED PAYMENTS

AmBev maintains an option plan for purchase of shares by employees and directors in order to align their interests with those of the shareholders. The Plan is managed by the Board of Directors, which periodically creates option programs, defining the terms and determining the price for which the shares will be purchased. The fair value of these share-based payment compensations is estimated at the grant date, using the binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

The fair value of the options granted is expensed over the vesting period. The options granted under the options plan and issued in 2010 can be exercised after five years.

In the first half of 2010 AmBev granted 520 thousand options to its employees, representing a fair value of approximately R$50,400 and 122 thousand options were granted to members of the Board of Directors, representing a fair value of approximately R$11,700. These amounts will be recognized in the income statement over a 5-year period.

The weighted average fair value of the options and assumptions used in applying the AmBev option pricing model for the 2010 and 2009 grants are as follows:

In R$, except as otherwise indicated	(1) 2010	(2) 2009 B	(3) 2009 A
Fair value of options granted	96.99	90.56	66.23
Share price	165.75	133.99	97.93
Exercise price	173.97	130.06	92.28
Expected volatility	26.3%	45.1%	48.2%
Vesting period (in years)	5	5	5
Expected dividends	0%	0%	0%
Risk-free interest rate	12.2%	12.6%	11.8%
(1)	Option plan based on the bonus paid in the half year of 2010 related to the profit of the second half year of 2009
(2)	Option plan based on the bonus paid in the third quarter of 2009 related to the profit of the first half year of 2009.
(3)	Option plan based on the bonus paid in the first half of 2009 related to the 2008 profit.

As per the terms of the option plan for 2010, the exercise price is determined as being the average of the quoted prices calculated on a daily basis during the 30 days before the grant date.

Expected volatility is based on historical volatility calculated using 252 days of historical data. The Hull binomial model assumes that all employees would immediately exercise their options if the AmBev share price is 2.5 times above the exercise price.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The changes in the total number of outstanding options were as follows:
Thousand options	06/30/2010	12/31/2009
Options outstanding at January 1	4,114	2,829
Options issued during the period	642	1,631
Options exercised during the period	56	122
Options forfeited during the period	72	224
Options outstanding at the end of the period	4,628	4,114

The range of exercise prices of the outstanding options is between R$52.50 and R$173.97 and the weighted average remaining contractual life is approximately 5.75 years.

Of the 4,628 thousand outstanding options, 343 thousand options are vested at June 30, 2010.

The weighted average exercise price of the options is as follows:

In R$ per share	06/30/2010	12/31/2009
Options outstanding at January 1	103.77	97.52
Options issued during the period	173.97	122.18
Options exercised during the period	57.28	57.37
Options forfeited during the period	127.96	99.34
Options outstanding at the end of the period	141.96	103.77
Options exercisable at the end of the period	55.22	57.14

The Company may use treasury shares to settle share options. Additionally, the current number of authorized shares is considered sufficient to satisfy all option plans.

The share-based payment transactions resulted in a total expense of R$53,395 and R$57,115 for the period ended June 30, 2010 and 2009 respectively.

Additionally, some employees and directors of AmBev have received options to acquire shares of the parent company AB-InBev, the compensation cost of which is recognized in the Company’s condensed consolidated interim financial statements of June 30, 2010.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

18. PROVISIONS

	Restructuring	Contingencies	Total
Balance at December 31, 2009	6,405	1,009,159	1,015,564
Effect of changes in foreign exchange rates	220	8,710	8,930
Provisions made	20,918	112,131	133,049
Provisions used	(5,024)	(53,197)	(58,221)
Provisions reversed	-	(42,686)	(42,686)
Balance at June 30, 2010	22,519	1,034,117	1,056,636

The provision for contingencies mainly relates to tax and labor disputes (see Note 21).

The provisions are expected to be settled within the following time ranges:

In thousands of reais	Total	1 year or less	1-2 years	2-5 years	over 5 years

Restructuring
Non-current restructuring	22,519	19,585	2,934	-	-
Total	22,519	19,585	2,934	-	-

Contingencies
Civil	34,591	3,196	9,252	14,039	8,104
Sales taxes	489,335	46,150	88,637	177,274	177,274
Income tax	163,006	7,660	31,366	61,816	62,164
Labor	244,170	23,342	45,812	92,211	82,805
Other	103,015	6,901	20,949	49,815	25,350
Total	1,034,117	87,249	196,016	395,155	355,697

Totals	1,056,636	106,834	198,950	395,155	355,697
Expected settlement is based on management´s best estimate at the balance sheet date.

19. TRADE AND OTHER PAYABLES

Non-current
	06/30/2010	12/31/2009
Trade payables	34,535	25,531
Deferred sales tax (i)	566,637	608,551
Other payables	39,833	29,469
	641,005	663,551

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Current
	06/30/2010	12/31/2009
Trade payables and accrued expenses	3,469,986	3,567,815
Payroll and social security payables	387,582	432,902
Indirect taxes payable	1,059,488	1,374,914
Interest payable	90,794	93,339
Derivative financial instruments with negative fair values	523,921	666,233
Advance for future capital increase	197,532	-
Dividends and interest on capital payable	408,806	67,297
Other payables	75,260	77,387
	6,213,369	6,279,887

(i) The deferred sales tax relates to the financing of ICMS (Value-added Tax) by certain states in Brazil, as part of incentive programs. The deferred percentages can be fixed throughout the program or fluctuate from 75% in the first year to 40% in the last year. The deferred amounts are partially indexed by 60% to 80% of a general price index.

20. RISKS ARISING FROM FINANCIAL INSTRUMENTS

Derivative instruments

The Company’s use of derivatives observes strictly the financial risk policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which AmBev carries out its operations. The policy comprises four (4) main points: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where the Company operates must be maintained in their respective local currencies whenever possible. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat and sugar) that may affect the Company’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (eg, foreign currency and interest) shall be protected by contracting derivative instruments. Existing risks not yet recognized (eg, future contracts for the purchase of raw material and property, plant and equipment) shall be protected using projections for the period necessary for the Company to adapt to the new price scenario, that may vary from ten to fourteen months, also through the use of derivative instruments. Any exception to the policy must be approved by the Board of Directors.

To meet its objectives, the Company and its subsidiaries use currency, interest, and commodity derivative instruments. Derivative instruments authorized by the risk policy are futures contracts traded on exchanges, deliverable forwards, non-deliverable forwards, swaps and purchase options. On June 30, 2010, the Company and its subsidiaries had no target forward operations, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of the hedged item. The derivative operations are classified by strategy according to their purpose, as follows:

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

i) Financial hedge – operations contracted with the purpose of protecting the Company’s net indebtedness against variations in foreign exchange and interest rates. Derivatives used to protect the risks related to Bonds 2011, 2013 and 2017 were designated as Fair value hedge instruments, and their results, measured according to their fair value, are recognized in each accounting period in financial results. The derivatives used to protect the risks associated with Quinsa Bonds, with a maturity in 2012, and the Labatts loan in Reais were designated as  cash flow hedge  instruments .The result of these operations  are calculated at  their fair value and allocated to the shareholders’ equity until the recognition of the hedged item, when the accumulated results are allocated to the appropriate income statement account.

ii) Operational hedge – operations contracted with the purpose of reducing the Company’s exposure, net of tax effects, to the fluctuation of exchange variation and raw material prices, investments, equipment and services to be acquired. All derivatives in accordance with this strategy are classified as cash flow hedge instruments. Thus, net results of such operations calculated at fair value, are recorded in the shareholders’ equity account up to the moment of recognition of the hedged item, when the accumulated results are recorded in the appropriate income statement accounts.

iii) Fiscal hedge – operations contracted with the purpose of minimizing the Brazilian fiscal impact related to the exchange variation on transactions between the Company and its subsidiaries abroad. On June 30, 2010, the Company has operations on which the foreign exchange variation has asymmetric tax effects. These operations mainly comprise loan agreements and debt securities issued abroad in a total amount of US$1,397,973 equivalent to R$2,518,448. In order to eliminate the asymmetric tax effect, the Company contracted derivative instruments (futures contracts), the results of which are measured according to their fair value and recognized on the accrual basis in the income tax of each period.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS
On June 30, 2010 and December 31, 2009, these instruments’ contracted amounts and their respective fair values, as well as the cumulative effects in each period, are detailed in the table below:

		Notional amount		Fair Value
Purpose / Risk / Instrument		06/30/2010	12/31/2009	06/30/2010	12/31/2009
Foreign Currency	Futures contracts	2,144,325	1,155,199	(13,859)	137
Foreign Currency	Purchase options	-	707,537	-	38,288
Foreign Currency	Non-Deliverable Forwards	806,268	707,526	2,453	(10,360)
Foreign Currency	Deliverable Forwards	368,998	446,890	(7,203)	(27,236)
Interest Rates	Futures contracts	-	(300,000)	-	-
Commodity	Futures contracts	267,163	213,334	(14,199)	54,403
Commodity	Swaps	508,711	479,012	(5,580)	106,705
Operational Hedge		4.095.465	3,409,498	(38,388)	161,937
Foreign Currency	Future contracts	(1,480,022)	(289,213)	9,315	(68)
Foreign Currency	Purchase options	-	-	-	-
Foreign Currency	Swaps	2,481,949	2,343,568	(214,942)	(350,954)
Foreign Currency	Non-Deliverable Forwards	994,712	1,121,754	472,838	466,011
Interest Rates	Future contracts	(1,012,500)	55,000	1,590	479
Interest Rates	Swaps	(79,184)	20,776	32,097	32,176
Financial Hedge		904.955	3,251,885	300,898	147,644
Foreign Currency	Future contracts	1,351	(1,266,462)	14	(241)
Foreign Currency	Swaps / Non-Deliverable Forwards	(1,289,640)	-	(2,893)	-
Fiscal Hedge		(1.288.289)	(1,266,462)	(2,879)	(241)
Total Derivatives		3.712.131	5,394,921	259,631 (1)	309,340
(1) The total fair value amount corresponds to the net balance between the Derivative financial instruments with positive fair value, in current assets, totalling R$783,552, and the Derivative financial instruments with negative fair value, in current liabilities, totalling R$523,921.

		Six-month period ended (2):		Three-month period ended:
Purpose / Risk / Instrument (1)		06/30/2010	06/30/2009	06/30/2010	06/30/2009
Foreign Currency	Futures contracts	100,946	(247,807)	73,488	(251,660)
Foreign Currency	Purchase options	114	-	(4,539)	-
Foreign Currency	Non-Deliverable Forwards	(1,028)	1,802	25,709	1,883
Foreign Currency	Deliverable Forwards	18,050	(7,092)	46,275	(19,590)
Interest Rates	Futures contracts	-	(437)	-	(437)
Commodity	Futures contracts	(55,358)	37,830	12,535	32,687
Commodity	Swaps	(71,754)	(9,583)	(96,281)	33,567
Operational Hedge		(9.030)	(225,287)	57,187	(203,550)
Foreign Currency	Futures contracts	(3,326)	84,390	1,565	66,618
Foreign Currency	Purchase options	(26,811)	-	(26,811)	-
Foreign Currency	Swaps	77,150	(431,472)	57,676	(545,420)
Foreign Currency	Non-Deliverable Forwards	3,170	185,727	429,572	125,404
Interest Rates	Future contracts	(5,895)	(7,429)	(2,568)	902
Interest Rates	Swaps	75,906	74,982	18,963	29,857
Financial Hedge		120.194	(93,802)	478,397	(322,639)
Foreign Currency	Futures contracts	(16,103)	268,243	13	252,125
Foreign Currency	Swaps / Non-Deliverable Forwards	(22,750)	-	(12,163)	-
Fiscal Hedge		(38,853)	268,243	(12,150)	252,125
Total Derivatives		72,311	(50,846)	523,434	(274,064)
(1) The futures contracts are traded on organized futures exchanges, while the other derivative financial instruments are negotiated directly with financial institutions.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 –  NOTES TO THE FINANCIAL STATEMENTS

(2) Income (expenses) generated from operations during the first half of 2010. Of this amount, R$81,341 was recognized in the income statement for the period, being R$120,194 in the financial result and R$(38,853) in the income tax and social contribution expense. The operational hedge result of R$(9,030), together with the result from derivatives used to protect Labatt´s reais loan risks totalling R$(12,576), were allocated to shareholders' equity. Another equity movement was the R$59,543 amount related to the amortization of accumulated results from previous periods, that were recognized in the current period according to the nature of each protection. These movements, together with the deferred income tax variation of R$(62,495), totaled a R$(24,558) net effect in the equity.

These instruments, as of June 30, 2010, at Fair Value and Notional amount per instrument, mature as follows:

		Fair Value
		2010	2011	2012	2013	>2013	Total
Purpose / Risk / Instrument
Foreign Currency	Futures contracts	(13,859)	-	-	-	-	(13,859)
Foreign Currency	Purchase options	(2,393)	4,846	-	-	-	2,453
Foreign Currency	Non-Deliverable Forwards	(3,681)	(3,522)	-	-	-	(7,203)
Foreign Currency	Deliverable Forwards	(12,458)	(1,741)	-	-	-	(14,199)
Commodity	Future contracts	(2,170)	(3,410)	-	-	-	(5,580)
Commodity	Swaps	(13,859)	-	-	-	-	(13,859)
Operational Hedge		(34.561)	(3,827)	-	-	-	(38,388)
Foreign Currency	Futures contracts	8,103	1,241	(3)	-	(26)	9,315
Foreign Currency	Swaps	-	(75,207)	-	(139,735)	-	(214,942)
Foreign Currency	Non-Deliverable Forwards	9,384	328,861	134,593	-	-	472,838
Interest Rates	Futures contracts	(28)	(84)	1,573	-	129	1,590
Interest Rates	Swaps	5,053	(3,890)	589	-	30,345	32,097
Financial Hedge		22,512	250,921	136,752	(139,735)	30,448	300,898
Foreign Currency	Futures contracts	14	-	-	-	-	14
Foreign Currency	Swaps/ Non-Deliverable Forwards	-	(2,893)	-	-	-	(2,893)
Fiscal Hedge		14	(2,893)	-	-	-	(2,879)
Total Derivatives		(12,035)	244,201	136,752	(139,735)	30,448	259,631

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 –  NOTES TO THE FINANCIAL STATEMENTS

		Notional Value
		2010	2011	2012	2013	>2013	Total
Purpose / Risk / Instrument
Foreign Currency	Futures contracts	2,144,325	-	-	-	-	2,144,325
Foreign Currency	Purchase options	557,605	248,663	-	-	-	806,268
Foreign Currency	Non-Deliverable Forwards	220,338	148,660	-	-	-	368,998
Foreign Currency	Deliverable Forwards	135,431	131,732	-	-	-	267,163
Commodity	Futures contracts	194,163	314,548	-	-	-	508,711
Commodity	Swaps	2,144,325	-	-	-	-	2,144,325
Operational Hedge		3.251.862	843,603	-	-	-	4,095,465
Foreign Currency	Futures contracts	(1,276,002)	(208,974)	450	-	4,504	(1,480,022)
Foreign Currency	Swaps	-	1,318,169	-	1,163,780	-	2,481,949
Foreign Currency	Non-Deliverable Forwards	(71,159)	621,377	444,494	-	-	994,712
Interest Rates	Futures contracts	92,500	267,000	(1,259,500)	-	(112,500)	(1,012,500)
Interest Rates	Swaps	-	(207,685)	(171,499)	-	300,000	(79,184)
Financial Hedge		(1.254.661)	1,789,887	(986,055)	1,163,780	192,004	904,955
Foreign Currency	Futures contracts	1,351	-	-	-	-	1,351
Foreign Currency	Swaps/ Non-Deliverable Forwards	-	(1,289,640)	-	-	-	(1,289,640)
Fiscal Hedge		1,351	(1,289,640)	-	-	-	(1,288,289)
Total Derivatives		1.998.552	1,343,850	(986,055)	1,163,780	192,004	3,712,131

The Company has identified the main risk factors that may generate losses in its operations with derivative financial instruments. Accordingly, it has developed a sensitivity analysis based on 3 scenarios, which may impact future results and /or cash flows of the Company, as described below:

1 – Base scenario: maintenance of foreign exchange rate, interest rates and commodity prices at the same levels observed on June 30, 2010.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on June 30, 2010.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on June 30, 2010.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 –  NOTES TO THE FINANCIAL STATEMENTS

In addition to the scenarios described above, the Company uses VaR (Value at Risk) to measure the possible effects on the results of operations of derivative transactions. VaR is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days for the calculation.

Risk Factor	Financial Instrument	Risk	Base Scenario	Adverse Scenario	Remote Scenario	VaR (R$)

Foreign Currency	Futures contracts	Dollar decrease	(13,859)	(549,940)	(1,086,022)	302,850
Foreign Currency	Non-Deliverable Forwards	Dollar and Euro decrease	2,453	(199,114)	(400,681)	13,177
Foreign Currency	Deliverable Forwards	Dollar decrease	(7,203)	(99,452)	(191,702)	3,308
Commodity	Futures contracts	Commodities decrease	(14,199)	(80,990)	(147,781)	51,891
Commodity	Swaps	Commodities decrease	(5,580)	(132,758)	(259,935)	75,762
Operational Hedge

Foreign Currency	Futures contracts	Dollar increase	9,315	(360,691)	(730,696)	180,150
Foreign Currency	Swaps	Dollar decrease	(214,942)	(835,429)	(1,455,916)	394,919
Foreign Currency	Non-Deliverable Forwards	Dollar decrease	472,838	223,124	(25,554)	23,520
Interest Rates	Futures contracts	Decrease tax interest	1,590	(2,384)	(4,603)	28,866
Interest Rates	Futures contracts	Decrease tax interest	32,097	(10,894)	(20,036)	8,942
Financial Hedge

Foreign Currency	Futures contracts	Dollar increase	14	(324)	(662)	191
Foreign Currency	Swaps/Non-Deliverable Forwards	Dollar increase	(2,893)	(325,303)	(647,714)	182,140
Total Derivatives			-	-	-

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 –  NOTES TO THE FINANCIAL STATEMENTS

In addition to presenting the possible effects on individual results of derivative operations, we also show in the analysis the effects of derivative operations contracted for asset protection along with each transaction´s hedged items.

Transaction	Risk	Base Scenario	Adverse Scenario	Remote Scenario
Foreign exchange hedge	Devaluation of Dollar and Euro	(9,842)	(821,277)	(1,632,715)
Input purchases		9,842	821,278	1,632,715
Commodities hedge	Decrease in commodity prices	(19,779)	(213,771)	(407,740)
Input purchases		19,779	213,771	407,740
Foreign exchange hedge	Devaluation of Dollar and Euro	(8,767)	(27,229)	(45,690)
Capex purchases		8,767	27,229	45,690
Operational hedge		(38,388)	(1,062,277)	(2,086,145)
Operational purchases		38,388	1,062,277	2,086,145
Net effect		-	-	-

Foreign exchange hedge	Devaluation of Foreign currency	267,211	(972,996)	(2,212,166)
Net debt		(267,211)	972,996	2,212,166
Interest rate hedge	Decrease in interest rates	33,687	(10,894)	(20,036)
Interest Expenses		(33,687)	10,894	20,036
Financial hedge		300,898	(983,890)	(2,232,202)
Net debt and interest		(300,898)	983,890	2,232,202
Net effect		-	-	-

Foreign exchange hedge	Appreciation of Dollar	(2,879)	(325,627)	(648,376)
Fiscal expense		2,879	325,627	648,376
Fiscal hedge		(2,879)	(325,627)	(648,376)
Fiscal expense		2,879	325,627	648,376
Net effect		-	-	-

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 –  NOTES TO THE FINANCIAL STATEMENTS

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value, and the difference between the result of the asset and liability amount generates the swap’s market value. For the derivative financial instruments traded on the Stock Exchange, the fair value is calculated according to the adjustment prices disclosed thereby.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative instruments, as of June 30, 2010 the Company had an amount of R$191,767 in financial investments or cash investments available on demand, classified as cash and cash equivalents (R$78,917 on December 31, 2009).

Classification of financial instruments by type of fair value measurement

In accordance with IFRS 7, the classification of fair value for the instruments that the Company held is shown below.

	Level 1	Level 2	Level 3	Total
Financial assets

Financial assets measured at fair value through profit and loss	8,069	4,886	-	12,955

Derivatives - Cash Flow Hedge	226	500,444	-	500,670

Derivatives – Fair Value Hedge	-	269,927	-	269,927

Financial liabilities

Financial liabilities measured at fair value through profit and loss	(28,318)	67,290	-	38,972

Derivatives- Cash Flow Hedge	63,184	26,771	-	89,955

Derivatives – Fair Value Hedge	9,706	385,291	-	394,997

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 –  NOTES TO THE FINANCIAL STATEMENTS

Level 1 – valuation at quoted prices (unadjusted) in active markets;

Level 2 – other data besides those quoted in active market (level 1) that may precify the obligations and rights directly (eg, active market prices) or indirectly (eg, valuation techniques that use data derived from active markets); and,

Level 3 – valuation inputs that are not based on observable market data (unobservable inputs). There are no instruments classified in this category.

Debt instruments

The Company’s financial liabilities, mainly represented by debt securities and debentures, are recorded at amortized cost according to the effective rate method, plus monetary and exchange variations, based on closing indexes for each period. Additionally, the Bonds issued by AmBev and maturing in 2011, 2013 and 2017 are designated as items subject to fair value hedge. As such, variations in the fair value of the hedged risk factors are recognized in the income statement in the same account as the variations in the respective debts.

Had the Company recognized its financial liabilities at market value, it would have recorded an additional gain, before income and social contribution taxes, of R$189,150 on June 30, 2010 (a loss of R$144,063 on December 31, 2009), as presented below:

Financial liabilities	Book	Market	Difference

Working Capital R$ (Labatt)	1,188,665	968,557	220,108
Syndicated Facility (CAD)	308,682	308,682	-
TBS – CAD (i)	162,111	165,104	(2,993)
International financing (other currencies)	562,141	562,141	-
Agro-industrial credit	185,000	185,000	-
BNDES/FINEP/EGF	573,198	573,198	-
Bond 2011	1,077,613	1,015,728	61,885
Bond 2013	1,030,002	1,087,227	(57,225)
Bond 2017	279,901	290,212	(10,311)
Debentures	1,247,200	1,269,514	(22,314)
Tax incentives	174,397	174,397	-
Finance Leasing	19,033	19,033	-

Total	6,807,943	6,618,793	189,150

(i)	The Beer Store’s debt in Canadian dollars is proportionally consolidated by Labatt Canada at the above amounts.

The criterion used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to AmBev and on the secondary market value of bonds as of June 30, 2010, being approximately 112.25% of face value for Bond 2011, 117.70% for Bond 2013, 96.73% for Bond 2017 and 99.54% for Debentures 2012 (116.11% for Bond 2011, 116.00% for Bond 2013, 98.14% for Bond 2017 and 99.33% for Debentures 2012, at December 31, 2009).

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 –  NOTES TO THE FINANCIAL STATEMENTS

Concentration of credit risk

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures to monitor this risk. Historically, the Company has not had significant losses on receivables from customers.

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, not allowing credit concentration, i.e., the credit risk is monitored and minimized as the negotiations are carried out only with a select group of  highly qualified counterparties.

The process that determines the financial institutions authorized to operate as the Company’s counterparties is set forth in our credit risk policy. This policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization. Currently, the minimum risk rating accepted by the Company is A- (from Fitch and S&P) or A3 (from Moody’s).

The Company has adopted, in order to minimize the risk of credit with its counterparties in significant derivative transactions bilateral, "trigger" clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor. On June 30, 2010, the total value of this limit is R$212,577 (equivalent to US$118,000) on derivative transactions contracted in Brazil and R$117,097 (equivalent to US$65,000) on derivative transactions contracted in other countries.

On June 31, 2010, the Company had its main short-term investments in the following financial institutions: ABN Amro Real, Banco do Brasil, BNP Paribas, Bradesco, Itaú-Unibanco, Citibank, Banesco, Banco Nacional de Bolivia, Banco Popular Dominicano, Toronto Dominion Bank, ING, JP Morgan Chase and Santander.  The Company had derivatives agreements with the following financial institutions: Barclays, Banco de Crédito do Peru, Banco Nacional de Bolivia, BBVA, BNB Paribas, Banco Votorantim, Citibank, Morgan Stanley,  Deutsche Bank, Itaú-Unibanco, JP Morgan Chase, Nuevo Banco Comercial, Prudential Securities, Santander, ScotiaBank, Societe Generale, Standard Bank and TD Securities.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 –  NOTES TO THE FINANCIAL STATEMENTS

21.	CONTINGENCIES

Lawsuits with probable losses:

ICMS and IPI

The Company and its subsidiaries have several administrative and judicial proceedings related to ICMS and IPI taxes. Such proceedings involve, among others, tax offsets, credits and fulfillment of judicial injunctions exempting tax payment. The amount related to these taxes recorded on June 30, 2010 was R$242,216 (R$244,341 on December 31, 2009).

Labor

The Company and its subsidiaries are involved in approximately 4,200 labor proceedings with former employees of former employees from service providers, with a probable chance of loss. The main issues relate to overtime and related effects and respective charges. The amount of labor contingencies on June 30, 2010 was R$244,171 (R$226,303 on December 31, 2009).

Other lawsuits

The Company is involved in several lawsuits brought by former distributors which are mainly claiming damages resulting from the termination of their contracts.

Tax Debt Repayment Program

The Company’s management has decided to include under the Tax Debt Repayment Program, introduced by Federal Law 11,941/09, some of its current tax lawsuits. As a result, the Company expects to pay an amount of approximately R$ 386,262 in 180 months. The related accounting impacts are disclosed in Note 18 - Provisions.

Lawsuits with possible loss:

The Company has other ongoing lawsuits for which, in the opinion of management and its legal counsels, the risk of loss is possible but not probable.

Profits generated abroad

During the first quarter of 2005, the Company and certain of its subsidiaries received a series of assessments from the Brazilian tax authorities with respect to profits earned by subsidiaries domiciled abroad, the total approximate value of which at the time was R$ 2.9 billion. In December 2008, the Board of Tax Appeals ruled on an assessment related to the profits of foreign subsidiaries. The decision was partly in favor of AmBev and we can still appeal because the Company has not yet been subpoenaed. Based on the advice of outside legal counsel, no provision was made for this matter. After this decision, we estimate that the total exposure to possible losses on such assessments is approximately R$ 2.9 billion at June 30, 2010.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 –  NOTES TO THE FINANCIAL STATEMENTS

Subscription Warrants

Certain holders of warrants issued by the Company in 1996 for exercise in 2003 have proposed lawsuits to subscribe the corresponding shares for an amount lower than what the Company considers to have been established at the time of the issuance of the warrants. Furthermore, the holders of these warrants claim the right to receive the dividends relative to these shares since 2003 (currently approximately R$167,283), in addition to legal fees and charges. If the Company loses all these lawsuits, the issuance of 5,536,919 preferred shares and 1,376,344 common shares would be necessary, with the Company receiving funds substantially lower than the current market value of its shares.

Antitrust Matters

On July 22, 2009, CADE, the Brazilian antitrust authority, issued its ruling in connection with Administrative Proceeding No 08012,003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) which had, as its main purpose, the investigation of our conduct in the market, in particular our customer loyalty program known as “Tô Contigo”, which is similar to airline frequent flyer and other loyalty programs.

During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments have already been substantially incorporated into the current version of the Program. The SDE opinion did not suggest any fines and recommended that the other accusations be dismissed. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling against the Company involving a fine in the amount of R$ 353 million. AmBev believes that CADE’s decision is without merit and thus has challenged it in the federal courts, which have ordered the suspension of the fine and other parts of the decision upon rendering of guarantee. AmBev has already provided a letter of guarantee for this purpose.

Based on our legal advisors’ analysis, we understand that this is a contingency with risk of possible loss (but not probable), and therefore we have not recorded a provision in our financial statements.

We are also involved in other administrative proceedings with CADE and SDE, relating to the investigation of certain matters of conduct, none of which we believe contravenes applicable competition rules and regulations.

Suit against Brazilian Beer Industry

On October 28, 2008, federal prosecutors filed an action for indemnity against AmBev and two other companies in the beverage industry, claiming damages totaling approximately R$5.5 billion (of which about R$ 4.2 billion is claimed from AmBev). The prosecutors allege that: (i) alcohol causes serious harm to individual and public health, and beer is the alcoholic drink most consumed in Brazil, (ii) the defendants have an approximately 90% share in the Brazilian beer market, and make significant investments in advertising, and (iii) advertising campaigns not only increase the market share of the defendants, but also the total alcohol consumption and, consequently, the damage to society. AmBev believes that the action lacks merits and intends to vigorously defend it.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	June 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 –  NOTES TO THE FINANCIAL STATEMENTS

Shortly after the filing of such action, an association of consumer protection requested their inclusion in the case. The association made requests additional to those previously made by federal prosecutors, including application of collective moral damages in an amount to be determined by the court, suggesting, however, that should be equal to the amount initially claimed of R$ 2.8 billion (doubling, therefore, the value of the claim). The judge accepted the inclusion of the association in the case and agreed to consider its demands. We believe that these claims are without merit and based on the analysis of external legal consultants, no provision was made regarding this case.

Contingent assets

On June 30, 2010, the Company does not have contingent assets, for which the probability of success is probable, to be disclosed.

22.	RELATED PARTIES

Transactions with members of management:

In addition to short-term benefits (primarily salaries), members of management are entitled to post-employment benefits, such as retirement benefits and health and dental care. Moreover, members of management are entitled to the stock option plan (Note 17).

The total expenses with the Company’s management members in key functions are as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2010	06/30/2009	06/30/2010	06/30/2009
Short-term management benefits (i)	11,198	9,721	5,201	5,046
Share-based payments (ii)	12,985	5,460	6,665	2,814
Total Key Management Remuneration	24,183	15,181	11,866	7,860

(i)  These correspond substantially to salaries and profit sharing (including performance bonuses)

(ii) These correspond to the cost of stock options granted to members of management.

Before January 1, 2003, AmBev had deferred payment stock purchase plans. This option, however, was removed from the new stock ownership plans approved subsequent to the enactment of the Sarbanes-Oxley Act. Deferred payment of stock ownership plans granted prior to 2003 were grandfathered and may still be requested. The current revised Stock Ownership Plan is the result of revised text approved at AmBev´s Extraordinary General Meeting of April 28, 2010.

Except for remuneration described above and for the share-based payment program (see note 17), AmBev has no transactions with, and there are no balances receivable from or payable to, members of management.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Transactions with the Company's shareholders:

Medical, dental and other employee benefits

The Fundação Antônio e Helena Zerrenner – Instituição Nacional de Beneficência (“FAHZ”) is one of the Company’s shareholders, owning 16.91% of the voting rights and 9.51% of share capital. FAHZ is also a legally independent entity whose main purpose is to provide AmBev’s employees and managers, both active employees and inactive retirees, with health care and dental assistance, assistance in technical and higher education courses and which maintains facilities for assisting elderly people, among other things, through direct initiatives or through financial assistance agreements with third parties. At December 31, 2009 and June 30, 2010, actuarial liabilities related to the benefits provided directly by FAHZ are fully covered by plan assets. As a result, there is no liability recorded in the financial statements.

The expenses incurred by FAHZ in providing benefits to AmBev’s employees totaled R$57,424 in the quarter ended June 30, 2010 (R$52,700 - June 30, 2009), of which R$49,249 (R$44,265 - June 30, 2009) related to active employees and R$8,175 (R$8,435 - June 30, 2009) related to retirees.

 Special Goodwill Reserve

As a result of the merger of InBev Holding Brazil SA by the Company in 2005, the Company benefits in January of each year from the amortization of tax deductible goodwill pursuant to CVM Instruction 319/99. As permitted by CVM Instruction 319/99 the Merger Protocol and Justification signed on July 7, 2005, 70% of the special reserve for goodwill resulting from the merger, corresponding to the tax benefit obtained by the Company as a result of the amortization of the goodwill, should be used to increase capital is for the benefit of the controlling shareholders (AmBrew and Interbrew) and the balance of 30% is to be capitalized without issuing new shares, to the benefit of all shareholders. As agreed, since 2006 the reserve has been used to increase capital. The balance of the special goodwill reserve at June 30, 2010 was R$1,496,010 (R$2,031,337 at December 31, 2009) and it may be used for future capital increases in the proportions described above.

Jointly-controlled entities

AmBev accounts for its interest in jointly-controlled entities using the line-by-line reporting format for proportionate consolidation. Significant interests include two distribution entities in Canada (Brewers Retail Inc and Brewers' Distributor Ltd.) and two entities in Brazil (Ice Tea do Brasil Ltda. and Agrega Inteligência em Compras Ltda.). The following balances represent the participation of AmBev in these entities and were included in the consolidated financial statement:

(In thousands of Reais)	06/30/2010	12/31/2009
Non-current assets	172,143	131,674
Current assets	103,013	95,158
Non-current liabilities	107,100	198,618
Current liabilities	338,322	160,099
Result of operations	8,576	16,322
Income attributable to shareholders	(13)	23,623

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Transactions with associates

AmBev transactions with associates were as follows:

(In thousands of Reais)	06/30/2010	06/30/2009

Net sales	4,640	40,255
Current liabilities	3,968	345,658

Transactions with associates include two entities in Argentina (Eco de Los Andes S.A and Agrega S.A ) and two entities in Canada (Guinness Canada Limited and Agrega Canada Limited).

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

23. RECONCILIATION OF PARENT COMPANY’S EQUITY AND NET INCOME

As required by CVM Instruction 457, the Company presents below reconciliations between the parent company shareholders’ equity and net profit under BRGAAP and the shareholders’ equity and net profit in the consolidated financial statements under IFRS, as follows:

(In thousands of Brazilian Reais)	06/30/2010	12/31/2009
Shareholders’ equity under BR GAAP – parent company	21,092,628	19,243,058
Adjustments to IFRS:
Business combinations	3,544,002	3,535,650
Employee benefits	(479,824)	(465,206)
Other adjustments	(19,926)	(16,534)
Deferred income tax on IFRS adjustments	(274,596)	(349,689)
Impact of adjustments in non-controlling interest	63,783	70,171
Shareholders’ equity under IFRS – consolidated financial statements	23,926,067	22,017,450

(In thousands of Brazilian Reais)	06/30/2010	06/30/2009
Profit under BR GAAP – parent company	3,140,359	2,840,637
Adjustments to IFRS:
Business combinations	(12,731)	(24,630)
Employee benefits	330	10,816
Other adjustments	(46,909)	33,582
Deferred income tax on IFRS adjustments	79,089	112,319
Impact of adjustments in non-controlling interest	299	(8,500)
Profit under IFRS – consolidated financial statements	3,160,437	2,964,224

Second Quarter 2010 Results August 12, 2010 Page 74

AMBEV REPORTS 2010 SECOND QUARTER RESULTS UNDER IFRS

São Paulo, August 12, 2010– Companhia de Bebidas das Américas – Ambev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announces today its results for the 2010 second quarter (Q2 2010). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais and prepared in accordance with International Financial and Reporting Standards (IFRS), and should be read in conjunction with our quarterly financial information for the three and six months period ended June 30, 2010 filed with the CVM and submitted to the SEC.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. “Scopes” represent the impact of acquisitions and divestitures, monetary restatement for hyperinflationary economies, and the start-up or termination of activities. Unless stated, percentage changes in this press release are both organic and normalized in nature.  Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Comparisons, unless otherwise stated, refer to the second quarter of 2009 (Q2 2009). Values in this release may not add up due to rounding.

OPERATING AND FINANCIAL HIGHLIGHTS

Top line performance: Net sales grew 11.5% driven by volume growth as well as price increases across our regions, with Net Revenue/hl growing 3.0% in the period. Organic volume growth of 8.3% in the period was driven by a 12.6% volume growth in Brazil, 1.5% volume growth in HILA-Ex and 2.2% volume growth in Latin America South, which was partly offset by volume contraction of -5.5% in Canada.

Cost of Goods Sold (COGS) and Selling, General & Administrative (SG&A) expenses: COGS/hl increased by 11.2% due to higher currency and sugar hedges as well as packaging costs, which were partly offset in the quarter by gains in aluminum and barley hedges, lower corn prices and productivity initiatives. SG&A (excl. depreciation & amortization) increased organically by 11.4% driven by volume growth, inflation, higher logistic costs and investments in the market to support our brands in advance to the World Cup.

EBITDA, Operating Cash generation and Profit: Our Normalized EBITDA reached R$2,422.9 million in Q2 2010, an organic growth of +4.7%, while margin contracted 270bps in the period to 42.7%. Cash generated from operations was R$2,552.9 million in Q2 2010, an increase of 8.9% as compared to 2009. Our Normalized Profit was R$1,525.5 million (+9.6%) in Q2 2010 while our Normalized Earnings per share (EPS) grew 9.1%.

Payout and Financial discipline: In Q2 2010 there was no announcement regarding dividends or IOC payment and the company did not buyback any shares. We filed a request for an approximately R$ 50 MM public share offer estimated to be concluded by September and, as announced, following the conclusion of this Offer a Board Meeting will deliberate with respect to the payment of dividends and interest on own capital of approximately R$ 2 billion.

Financial Highlights - AmBev Consolidated			% As	%			% As	%
R$ million	2Q09	2Q10	Reported	Organic	YTD 09	YTD 10	Reported	Organic
Total volumes	34,076.5	36,896.0	8.3%	8.3%	71,344.7	77,822.6	9.1%	8.7%
Beer	24,499.0	26,783.1	9.3%	9.3%	50,813.8	56,182.4	10.6%	10.5%
CSD and NANC	9,577.5	10,112.9	5.6%	5.6%	20,530.8	21,640.2	5.4%	4.0%

Net sales	5,348.1	5,678.4	6.2%	11.5%	11,003.8	11,799.8	7.2%	14.0%
Gross profit	3,623.7	3,739.4	3.2%	7.3%	7,382.3	7,861.8	6.5%	12.3%
Gross margin	67.8%	65.9%	-190 bps	-260 bps	67.1%	66.6%	-50 bps	-100 bps
EBITDA	2,367.3	2,408.4	1.7%	4.7%	5,167.7	5,182.3	0.3%	4.7%
EBITDA margin	44.3%	42.4%	-190 bps	-270 bps	47.0%	43.9%	-300 bps	-380 bps
Normalized EBITDA	2,383.1	2,422.9	1.7%	4.7%	4,966.0	5,229.4	5.3%	10.0%
Normalized EBITDA margin	44.6%	42.7%	-190 bps	-270 bps	45.1%	44.3%	-80 bps	-160 bps
Profit - AmBev holders	1,375.6	1,510.2	9.8%		2,964.2	3,160.4	6.6%
Normalized Profit - AmBev holders	1,391.4	1,525.5	9.6%		2,762.6	3,242.1	17.4%
No. of share outstanding (millions)	616.0	619.1			616.0	619.1
EPS (R$/shares)	2.23	2.44	9.2%		4.81	5.10	6.1%
Normalized EPS	2.26	2.46	9.1%		4.48	5.24	16.8%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Second Quarter 2010 Results August 12, 2010 Page 75

SUMMARY

During the second quarter our normalized consolidated EBITDA totaled R$2,422.9 million, a 4.7% organic increase, while our EBITDA for the first half of 2010, reached R$5,229.4 million, representing an organic increase of 10.0% versus the first half of 2009. Consolidated volumes increased by 8.3% in Q2 2010 and by 8.7% for the HY10, mainly due to strong volume growth in Brazil.

In Brazil, positive macroeconomic fundamentals continued supporting industry growth. Further, our successful innovations and market share gains in comparison to 2009 continued to drive beer volume growth, which increased 13.7% in the quarter. Our CSD & Nanc business also performed well and delivered a 9.3% volume growth for the Q2 2010.

Our Normalized EBITDA in Brazil increased by 11.7% in the quarter, with margins contracting 270bps. As we previously indicated our COGS suffered a negative impact mainly from higher currency hedges, which are particularly unfavorable this quarter and will have a neutral impact during H2 versus previous year, as well as from imported cans. We were also expecting a tougher quarter due to marketing investments in advance to the World Cup.

“We were able to take advantage of a combination of our focus on innovation, higher disposable income and the World Cup to deliver again solid revenue for Beer and  CSD this quarter”, says João Castro Neves, Chief Executive Officer (CEO) for Ambev.

HILA-ex reported a volume increase of 1.5% and EBITDA organic decrease R$28.9 million in the quarter. João Castro Neves comments: “We had a tough second quarter, particularly in Venezuela, after improvements verified in previous four quarters.  We will continue working hard to go back to the earlier positive trend by focusing on our long-term objectives for the region”.

Latin America South contributed with Normalized EBITDA of R$300.2 million in the period reflecting higher volumes in the beer business as a result of industry growth in the region, as well as  market shares either stable or growing in every country. “We reached a 7.3% EBITDA growth in the quarter with beer volumes back in the growth path. We supported our mainstream and premium brands through strong investments, focused market execution and continued attention to our innovation pipeline”, says Bernardo Paiva, CEO for Quinsa.

In Canada, Labatt delivered Normalized EBITDA of R$463.0 million in the quarter, registering an organic decline of 11.1% and a 230 bps margin contraction. “Second quarter results are in line with our previous statement that the first half of the year would be tough as a result of the phasing of commercial investments and the expectation of a lower market share versus the prior year. We are implementing a series of actions aiming at reverting this trend and remain committed to deliver our market share and profitability goals in a balanced way”, says Bary Benun, Labatt’s President.

“Overall we had a softer organic EBITDA growth with margins declining in Q2 mainly due to anticipated cost pressures and marketing investments in Brazil, as well as issues in some other markets. For the remainder of the year we are working towards a performance improvement in important countries like Argentina and Canada, which will face easier comparisons, while in Brazil we expect to continue benefitting from both macroeconomic conditions and our own performance. In addition, despite some pressure still to come due to sugar prices, our COGS per hectoliter performance should improve as this year unfavorable currency hedges are behind us and, as a result, our consolidated year-over-year organic EBITDA growth should be higher than the one delivered in H1 2010.” says João Castro Neves, Chief Executive Officer (CEO) for Ambev.

Second Quarter 2010 Results August 12, 2010 Page 76

Ambev Consolidated Income Statement

Consolidated Income Statement			Currency	Organic		% As	%
R$ million	2Q09	Scope	Translation	Growth	2Q10	Reported	Organic
Net Revenue	5,348.1	(0.2)	(286.9)	617.3	5,678.4	6.2%	11.5%
Cost of Goods Sold (COGS)	(1,724.4)	0.1	137.9	(352.6)	(1,939.0)	12.4%	20.4%
Gross Profit	3,623.7	(0.1)	(149.0)	264.7	3,739.4	3.2%	7.3%
Selling, General and Administrative (SG&A)	(1,701.8)	0.0	109.9	(179.5)	(1,771.3)	4.1%	10.5%
Other operating income	118.8	0.0	(3.1)	1.5	117.1	-1.4%	1.2%
Normalized Operating Income (normalized EBIT)	2,040.8	(0.1)	(42.2)	86.6	2,085.2	2.2%	4.2%
Special items above EBIT	(15.8)		0.5	0.1	(15.2)	-3.6%	-0.5%
Net Finance Results	(249.4)				(105.5)	-57.7%
Share of results of associates	0.2				(0.1)	-128.4%
Income Tax expense	(383.9)				(436.5)	13.7%
Profit	1,391.9				1,527.9	9.8%
Attributable to AmBev holders	1,375.6				1,510.2	9.8%
Attributable to non-controlling interests	16.4				17.7	7.8%
Normalized Profit	1,407.7				1,543.1	9.6%
Attributable to AmBev holders	1,391.4				1,525.5	9.6%

Normalized EBITDA	2,383.1	(0.1)	(72.4)	112.2	2,422.9	1.7%	4.7%

Consolidated Income Statement			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Net Revenue	11,003.8	21.8	(769.2)	1,543.4	11,799.8	7.2%	14.0%
Cost of Goods Sold (COGS)	(3,621.5)	(13.0)	332.5	(636.0)	(3,938.0)	8.7%	17.6%
Gross Profit	7,382.3	8.8	(436.7)	907.3	7,861.8	6.5%	12.3%
Selling, General and Administrative (SG&A)	(3,319.0)	(4.4)	256.5	(455.2)	(3,522.1)	6.1%	13.7%
Other operating income	203.7	(0.1)	1.5	6.0	211.1	3.6%	3.0%
Normalized Operating Income (normalized EBIT)	4,267.0	4.3	(178.7)	458.2	4,550.7	6.6%	10.7%
Special items above EBIT	201.6		7.5	(290.8)	(81.6)	nm	nm
Net Finance Results	(574.2)				(292.1)	-49.1%
Share of results of associates	0.3				(0.0)	-118.4%
Income Tax expense	(890.1)				(998.1)	12.1%
Profit	3,004.6				3,178.8	5.8%
Attributable to AmBev holders	2,964.2				3,160.4	6.6%
Attributable to non-controlling interests	40.3				18.3	-54.5%
Normalized Profit	2,802.9				3,260.4	16.3%
Attributable to AmBev holders	2,762.6				3,242.1	17.4%

Normalized EBITDA	4,966.0	4.6	(238.9)	497.6	5,229.4	5.3%	10.0%

Second Quarter 2010 Results August 12, 2010 Page 77

AMBEV – CONSOLIDATED RESULTS

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Revenues per HL (R$) (*)	COGS per HL (R$) (*)

NORMALIZED EBITDA (R$ MM) (*)	NORMALIZED EBITDA Margin (%) (*)

(*) Q2 2007 data derive from BR GAAP figures and are presented just for reference purposes.

Second Quarter 2010 Results August 12, 2010 Page 78

Ambev Consolidated

The following table sets forth the consolidated results of Ambev for Q2 2010 and H2 2010 (YTD10).

Ambev delivered Normalized EBITDA of R$2,422.9 million in the quarter as a result of double-digit top line growth supported by strong volume and price increases across the regions. However, investments to support World Cup execution, currency and sugar hedges and higher cans and logistic costs versus last year adversely impacted our operational leverage in the period resulting in a margin contraction of 270 bps

Our year to date Normalized EBITDA totaled R$5,229.4 million representing a growth of 10.0% and a margin contraction of 160bps to 44.3%.

AmBev Results			Currency	Organic		% As	%
R$ million	2Q09	Scope	Translation	Growth	2Q10	Reported	Organic
Volume ('000 hl)	34,076.5	-		2,819.5	36,896.0	8.3%	8.3%
Net Revenue	5,348.1	(0.2)	(286.9)	617.3	5,678.4	6.2%	11.5%
Net Revenue/hl	156.9	(0.0)	(7.8)	4.7	153.9	-1.9%	3.0%
COGS	(1,724.4)	0.1	137.9	(352.6)	(1,939.0)	12.4%	20.4%
COGS/hl	(50.6)	0.0	3.7	(5.7)	(52.6)	3.9%	11.2%
Gross Profit	3,623.7	(0.1)	(149.0)	264.7	3,739.4	3.2%	7.3%
Gross Margin	67.8%				65.9%	-190 bps	-260 bps
SG&A excl. deprec.&amort.	(1,548.9)	0.0	99.2	(176.2)	(1,625.8)	5.0%	11.4%
SG&A deprec.&amort.	(152.9)	-	10.7	(3.3)	(145.6)	-4.8%	2.2%
SG&A Total	(1,701.8)	0.0	109.9	(179.5)	(1,771.3)	4.1%	10.5%
Other operating income	118.8	0.0	(3.1)	1.5	117.1	-1.4%	1.2%
Normalized EBIT	2,040.8	(0.1)	(42.2)	86.6	2,085.2	2.2%	4.2%
Normalized EBIT Margin	38.2%				36.7%	-140 bps	-250 bps
Normalized EBITDA	2,383.1	(0.1)	(72.4)	112.2	2,422.9	1.7%	4.7%
Normalized EBITDA Margin	44.6%				42.7%	-190 bps	-270 bps

AmBev Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	71,344.7	305.8		6,172.1	77,822.6	9.1%	8.7%
Net Revenue	11,003.8	21.8	(769.2)	1,543.4	11,799.8	7.2%	14.0%
Net Revenue/hl	154.2	(0.4)	(9.9)	7.6	151.6	-1.7%	4.9%
COGS	(3,621.5)	(13.0)	332.5	(636.0)	(3,938.0)	8.7%	17.6%
COGS/hl	(50.8)	0.0	4.3	(4.1)	(50.6)	-0.3%	8.2%
Gross Profit	7,382.3	8.8	(436.7)	907.3	7,861.8	6.5%	12.3%
Gross Margin	67.1%				66.6%	-50 bps	-100 bps
SG&A excl. deprec.&amort.	(3,004.1)	(4.2)	233.1	(453.3)	(3,228.6)	7.5%	15.1%
SG&A deprec.&amort.	(314.9)	(0.1)	23.4	(1.9)	(293.5)	-6.8%	0.6%
SG&A Total	(3,319.0)	(4.4)	256.5	(455.2)	(3,522.1)	6.1%	13.7%
Other operating income	203.7	(0.1)	1.5	6.0	211.1	3.6%	3.0%
Normalized EBIT	4,267.0	4.3	(178.7)	458.2	4,550.7	6.6%	10.7%
Normalized EBIT Margin	38.8%				38.6%	-20 bps	-110 bps
Normalized EBITDA	4,966.0	4.6	(238.9)	497.6	5,229.4	5.3%	10.0%
Normalized EBITDA Margin	45.1%				44.3%	-80 bps	-160 bps

Second Quarter 2010 Results August 12, 2010 Page 79

Latin America North (LAN)

Our LAN region is comprised of our Brazil Beer and Brazil CSD & Nanc business as well as our businesses in the Hila-Ex countries.

LAN delivered Normalized EBITDA of R$1,659.6 million in the quarter representing an organic growth of 9.9% with margin contraction of 310 bps. Our year to date Normalized EBITDA totaled R$3,735.0 million representing a growth of 14.3% and a margin contraction of 190 bps to 45.6%.

LAN Results			Currency	Organic		% As	%
R$ million	2Q09	Scope	Translation	Growth	2Q10	Reported	Organic
Volume ('000 hl)	24,078.8			2,859.1	26,937.9	11.9%	11.9%
Net Revenue	3,344.9		(83.3)	603.9	3,865.4	15.6%	18.1%
Net Revenue/hl	138.9		(3.1)	7.7	143.5	3.3%	5.5%
COGS	(1,005.2)		54.2	(341.5)	(1,292.5)	28.6%	34.0%
COGS/hl	(41.7)		2.0	(8.2)	(48.0)	14.9%	19.8%
Gross Profit	2,339.7		(29.1)	262.4	2,572.9	10.0%	11.2%
Gross Margin	69.9%				66.6%	-340 bps	-410 bps
SG&A excl. deprec.&amort.	(1,043.2)		50.1	(145.0)	(1,138.1)	9.1%	13.9%
SG&A deprec.&amort.	(120.5)		5.5	5.2	(109.8)	-8.9%	-4.3%
SG&A Total	(1,163.8)		55.7	(139.9)	(1,248.0)	7.2%	12.0%
Other operating income	107.5		(0.8)	5.3	112.1	4.2%	4.9%
Normalized EBIT	1,283.5		25.8	127.8	1,437.0	12.0%	10.0%
Normalized EBIT Margin	38.4%				37.2%	-120 bps	-260 bps
Normalized EBITDA	1,496.4		15.3	148.0	1,659.6	10.9%	9.9%
Normalized EBITDA Margin	44.7%				42.9%	-180 bps	-310 bps

LAN Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	49,960.1			6,404.8	56,364.9	12.8%	12.8%
Net Revenue	6,999.5		(151.3)	1,351.1	8,199.3	17.1%	19.3%
Net Revenue/hl	140.1		(2.7)	8.1	145.5	3.8%	5.7%
COGS	(2,159.4)		96.3	(585.8)	(2,648.9)	22.7%	27.1%
COGS/hl	(43.2)		1.7	(5.5)	(47.0)	8.7%	12.7%
Gross Profit	4,840.1		(55.0)	765.3	5,550.4	14.7%	15.8%
Gross Margin	69.1%				67.7%	-150 bps	-200 bps
SG&A excl. deprec.&amort.	(1,991.5)		92.5	(354.9)	(2,253.9)	13.2%	17.8%
SG&A deprec.&amort.	(248.8)		10.5	11.3	(227.0)	-8.8%	-4.5%
SG&A Total	(2,240.2)		103.0	(343.7)	(2,480.9)	10.7%	15.3%
Other operating income	201.7		(0.8)	13.7	214.585	6.4%	6.8%
Normalized EBIT	2,801.5		47.1	435.4	3,284.1	17.2%	15.5%
Normalized EBIT Margin	40.0%				40.1%	bps	-130 bps
Normalized EBITDA	3,238.7		31.7	464.6	3,735.0	15.3%	14.3%
Normalized EBITDA Margin	46.3%				45.6%	-70 bps	-190 bps

Second Quarter 2010 Results August 12, 2010 Page 80

Ambev Brazil

Our Brazil business unit delivered Normalized EBITDA of R$1,683.1 million in the quarter, representing an organic growth of +11.7% and a margin contraction of 270 bps to 45.1%. Year to date our Normalized EBITDA totaled R$3,781.2 million, increasing 15.0% versus last year.

Our performance in Brazil for the second quarter 2010 as well as for the first half of the year was significantly impacted by SG&A growth driven by investment to support our brands and higher logistic costs. On COGS side, higher currency and sugar hedges combined with more expensive imported cans contributed to a margin contraction.

AmBev Brazil Results			Currency	Organic		% As	%
R$ million	2Q09	Scope	Translation	Growth	2Q10	Reported	Organic
Volume ('000 hl)	22,536.8			2,835.8	25,372.6	12.6%	12.6%
Net Revenue	3,150.2			580.1	3,730.4	18.4%	18.4%
Net Revenue/hl	139.8			7.2	147.0	5.2%	5.2%
COGS	(889.5)			(312.3)	(1,201.9)	35.1%	35.1%
COGS/hl	(39.5)			(7.9)	(47.4)	20.0%	20.0%
Gross Profit	2,260.7			267.8	2,528.5	11.8%	11.8%
Gross Margin	71.8%				67.8%	-400 bps	-400 bps
SG&A excl. deprec.&amort.	(945.7)			(116.6)	(1,062.3)	12.3%	12.3%
SG&A deprec.&amort.	(106.6)			6.4	(100.3)	-6.0%	-6.0%
SG&A Total	(1,052.4)			(110.2)	(1,162.6)	10.5%	10.5%
Other operating income	106.6			4.6	111.2	4.3%	4.3%
Normalized EBIT	1,314.9			162.2	1,477.1	12.3%	12.3%
Normalized EBIT Margin	41.7%				39.6%	-210 bps	-210 bps
Normalized EBITDA	1,506.2			176.8	1,683.1	11.7%	11.7%
Normalized EBITDA Margin	47.8%				45.1%	-270 bps	-270 bps

AmBev Brazil Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	46,933.7			6,271.6	53,205.3	13.4%	13.4%
Net Revenue	6,631.2			1,275.0	7,906.1	19.2%	19.2%
Net Revenue/hl	141.3			7.3	148.6	5.2%	5.2%
COGS	(1,930.1)			(529.1)	(2,459.2)	27.4%	27.4%
COGS/hl	(41.1)			(5.1)	(46.2)	12.4%	12.4%
Gross Profit	4,701.0			745.9	5,447.0	15.9%	15.9%
Gross Margin	70.9%				68.9%	-200 bps	-200 bps
SG&A excl. deprec.&amort.	(1,784.9)			(304.1)	(2,088.9)	17.0%	17.0%
SG&A deprec.&amort.	(220.6)			14.7	(205.9)	-6.7%	-6.7%
SG&A Total	(2,005.5)			(289.4)	(2,294.9)	14.4%	14.4%
Other operating income	201.0			12.7	213.7	6.3%	6.3%
Normalized EBIT	2,896.5			469.3	3,365.8	16.2%	16.2%
Normalized EBIT Margin	43.7%				42.6%	-110 bps	-110 bps
Normalized EBITDA	3,287.4			493.8	3,781.2	15.0%	15.0%
Normalized EBITDA Margin	49.6%				47.8%	-170 bps	-170 bps

Second Quarter 2010 Results
August 12, 2010

Beer Brazil

Beer Brazil Results			Currency	Organic		% As	%
R$ million	2Q09	Scope	Translation	Growth	2Q10	Reported	Organic
Volume ('000 hl)	16,633.2			2,286.9	18,920.1	13.7%	13.7%
Net Revenue	2,587.1			510.0	3,097.0	19.7%	19.7%
Net Revenue/hl	155.5			8.2	163.7	5.2%	5.2%
COGS	(692.7)			(215.0)	(907.8)	31.0%	31.0%
COGS/hl	(41.6)			(6.3)	(48.0)	15.2%	15.2%
Gross Profit	1,894.3			294.9	2,189.2	15.6%	15.6%
Gross Margin	73.2%				70.7%	-250 bps	-250 bps
SG&A excl. deprec.&amort.	(827.6)			(122.9)	(950.5)	14.8%	14.8%
SG&A deprec.&amort.	(80.4)			3.8	(76.6)	-4.7%	-4.7%
SG&A Total	(908.0)			(119.1)	(1,027.1)	13.1%	13.1%
Other operating income	76.3			11.3	87.5	14.8%	14.8%
Normalized EBIT	1,062.5			187.1	1,249.7	17.6%	17.6%
Normalized EBIT Margin	41.1%				40.4%	-70 bps	-70 bps
Normalized EBITDA	1,209.7			199.3	1,409.1	16.5%	16.5%
Normalized EBITDA Margin	46.8%				45.5%	-130 bps	-130 bps

Beer Brazil Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	34,508.9			5,133.4	39,642.3	14.9%	14.9%
Net Revenue	5,453.1			1,125.7	6,578.8	20.6%	20.6%
Net Revenue/hl	158.0			7.9	166.0	5.0%	5.0%
COGS	(1,479.5)			(383.1)	(1,862.6)	25.9%	25.9%
COGS/hl	(42.9)			(4.1)	(47.0)	9.6%	9.6%
Gross Profit	3,973.6			742.6	4,716.3	18.7%	18.7%
Gross Margin	72.9%				71.7%	-120 bps	-120 bps
SG&A excl. deprec.&amort.	(1,550.3)			(294.6)	(1,844.9)	19.0%	19.0%
SG&A deprec.&amort.	(167.5)			10.2	(157.4)	-6.1%	-6.1%
SG&A Total	(1,717.8)			(284.5)	(2,002.3)	16.6%	16.6%
Other operating income	149.2			22.7	171.9	15.2%	15.2%
Normalized EBIT	2,405.0			480.9	2,885.9	20.0%	20.0%
Normalized EBIT Margin	44.1%				43.9%	-20 bps	-20 bps
Normalized EBITDA	2,707.1			499.7	3,206.8	18.5%	18.5%
Normalized EBITDA Margin	49.6%				48.7%	-90 bps	-90 bps
Our beer volumes in Brazil grew 13.7% during Q2 2010 driven by industry growth supported by consumer disposable income growth and the World Cup, combined with a higher average market share in the quarter (+220 bps according to Nielsen) mainly as a result of the solid performance of our innovations.
Net Revenue/hl increased 5.2% in Q2 2010 mainly due to our price increases in line with inflation.
COGS/hl increased by 15.2% in the quarter due to higher can mix and packaging costs mainly as a result of higher currency hedges and imported cans, partially offset by gains in aluminum hedges.
SG&A, excluding depreciation and amortization increased by 14.8% in the period due to volume growth, general inflation, incremental investments behind our brands for the World Cup and higher logistic costs mainly as a result of change in sales mix towards the North and Northeast of the country, partially compensated by lower bonus accrual year over year.
Beer Brazil Normalized EBITDA increased by 16.5% reaching R$1,409.1 million in the quarter with year to date organic growth reaching 18.5%.

Second Quarter 2010 Results
August 12, 2010

CSD & NANC Brazil

CSD&Nanc Brazil Results			Currency	Organic		% As	%
R$ million	2Q09	Scope	Translation	Growth	2Q10	Reported	Organic
Volume ('000 hl)	5,903.5			549.0	6,452.5	9.3%	9.3%
Net Revenue	563.2			70.1	633.3	12.5%	12.5%
Net Revenue/hl	95.4			2.8	98.2	2.9%	2.9%
COGS	(196.8)			(97.3)	(294.1)	49.4%	49.4%
COGS/hl	(33.3)			(12.2)	(45.6)	36.7%	36.7%
Gross Profit	366.4			(27.2)	339.3	-7.4%	-7.4%
Gross Margin	65.1%				53.6%	-1150 bps	-1150 bps
SG&A excl. deprec.&amort.	(118.1)			6.3	(111.8)	-5.3%	-5.3%
SG&A deprec.&amort.	(26.3)			2.6	(23.7)	-9.8%	-9.8%
SG&A Total	(144.4)			8.9	(135.5)	-6.1%	-6.1%
Other operating income	30.3			(6.7)	23.7	-22.0%	-22.0%
Normalized EBIT	252.4			(24.9)	227.4	-9.9%	-9.9%
Normalized EBIT Margin	44.8%				35.9%	-890 bps	-890 bps
Normalized EBITDA	296.5			(22.5)	274.0	-7.6%	-7.6%
Normalized EBITDA Margin	52.6%				43.3%	-940 bps	-940 bps

CSD&Nanc Brazil Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	12,424.8			1,138.2	13,563.0	9.2%	9.2%
Net Revenue	1,178.0			149.3	1,327.3	12.7%	12.7%
Net Revenue/hl	94.8			3.1	97.9	3.2%	3.2%
COGS	(450.6)			(146.0)	(596.6)	32.4%	32.4%
COGS/hl	(36.3)			(7.7)	(44.0)	21.3%	21.3%
Gross Profit	727.4			3.3	730.7	0.5%	0.5%
Gross Margin	61.7%				55.1%	-670 bps	-670 bps
SG&A excl. deprec.&amort.	(234.6)			(9.4)	(244.0)	4.0%	4.0%
SG&A deprec.&amort.	(53.1)			4.5	(48.5)	-8.5%	-8.5%
SG&A Total	(287.7)			(4.9)	(292.6)	1.7%	1.7%
Other operating income	51.8			(10.0)	41.8	-19.3%	-19.3%
Normalized EBIT	491.5			(11.6)	479.9	-2.4%	-2.4%
Normalized EBIT Margin	41.7%				36.2%	-560 bps	-560 bps
Normalized EBITDA	580.3			(5.9)	574.4	-1.0%	-1.0%
Normalized EBITDA Margin	49.3%				43.3%	-600 bps	-600 bps
Our CSD&Nanc Brazil business posted organic volume growth of 9.3% as a result of better industry conditions.
Net Revenues/hl grew 2.9% organically in the period driven by price increases last quarter partially offset by  adverse product mix.
COGS/hl increased by 36.7% due to higher packaging costs as a result of higher currency, PET resin and sugar prices.
SG&A, excluding depreciation and amortization, decreased 5.3% as a result of marketing investments phasing between first and second quarters and lower bonus accrual partially offset by general inflation and higher logistic costs while in the first half 2010 SG&A increased by 4.0%.

CSD & Nanc Brazil Normalized EBITDA decreased by 7.6 % and reached R$274.0 million in the quarter with year-to-date organic growth reaching -1.0%.

Second Quarter 2010 Results
August 12, 2010

HILA-ex Consolidated

HILA-Ex Results			Currency	Organic		% As	%
R$ million	2Q09	Scope	Translation	Growth	2Q10	Reported	Organic
Volume ('000 hl) - Total	1,542.0			23.3	1,565.2	1.5%	1.5%
Beer Volume ('000 hl)	655.0			(24.8)	630.2	-3.8%	-3.8%
CSD Volume ('000 hl)	887.0			48.1	935.1	5.4%	5.4%
Net Revenue	194.7		(83.3)	23.8	135.1	-30.6%	12.2%
Net Revenue/hl	126.2		(53.2)	13.3	86.3	-31.6%	10.5%
COGS	(115.7)		54.2	(29.2)	(90.7)	-21.6%	25.2%
COGS/hl	(75.0)		34.6	(17.5)	(57.9)	-22.8%	23.4%
Gross Profit	79.0		(29.1)	(5.4)	44.4	-43.8%	-6.9%
Gross Margin	40.6%				32.9%	nm	nm
SG&A excl. deprec.&amort.	(97.5)		50.1	(28.5)	(75.8)	-22.2%	29.2%
SG&A deprec.&amort.	(13.9)		5.5	(1.2)	(9.6)	-31.1%	8.8%
SG&A Total	(111.4)		55.7	(29.7)	(85.4)	-23.3%	26.6%
Other operating income/expenses	1.0		(0.8)	0.7	0.9	-8.0%	70.5%
Normalized EBIT	(31.4)		25.8	(34.4)	(40.1)	nm	nm
Normalized EBIT Margin	-16.1%				-29.7%	nm	nm
Normalized EBITDA	(9.9)		15.3	(28.9)	(23.4)	nm	nm
Normalized EBITDA Margin	-5.1%				-17.4%	nm	nm
HILA-Ex Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl) - Total	3,026.5			133.2	3,159.7	4.4%	4.4%
Beer Volume ('000 hl)	1,202.7			11.6	1,214.3	1.0%	1.0%
CSD Volume ('000 hl)	1,823.8			121.7	1,945.4	6.7%	6.7%
Net Revenue	368.3		(151.3)	76.2	293.2	-20.4%	20.7%
Net Revenue/hl	121.7		(47.9)	19.0	92.8	-23.8%	15.6%
COGS	(229.3)		96.3	(56.7)	(189.8)	-17.3%	24.7%
COGS/hl	(75.8)		30.5	(14.8)	(60.1)	-20.7%	19.5%
Gross Profit	139.0		(55.0)	19.4	103.4	-25.6%	14.0%
Gross Margin	37.7%				35.3%	nm	nm
SG&A excl. deprec.&amort.	(206.6)		92.5	(50.9)	(165.0)	-20.1%	24.6%
SG&A deprec.&amort.	(28.2)		10.5	(3.4)	(21.0)	-25.3%	12.1%
SG&A Total	(234.7)		103.0	(54.3)	(186.0)	-20.7%	23.1%
Other operating income/expenses	0.7		(0.8)	1.0	0.9	24.3%	137.0%
Normalized EBIT	(95.0)		47.1	(33.9)	(81.7)	nm	nm
Normalized EBIT Margin	-25.8%				-27.9%	nm	nm
Normalized EBITDA	(48.8)		31.7	(29.2)	(46.3)	nm	nm
Normalized EBITDA Margin	-13.2%				-15.8%	nm	nm

HILA-ex volumes increased by 1.5% in Q2 2010 as a result of better market conditions in most countries in which we operate, partially offset by Venezuela beer volumes.
Net Revenue per hectoliter was up 10.5% due to pricing in line with inflation in the period.
COGS/hl increased by 23.4% in the quarter mainly as a result of currency devaluation pressure in Venezuela and sugar costs.
SG&A expenses, excluding depreciation and amortization, increased by 29.2% in the quarter, as a result of inflationary pressures in Venezuela and higher marketing investments in Dominican Republic.
HILA’s EBITDA decreased by R$28.9 million in the quarter mainly due to Venezuela results.

Second Quarter 2010 Results
August 12, 2010

Latin America South (LAS) - Quinsa
Our LAS operation improved its beer volume performance as a result of industry growth in the region with  market shares stable or growing in all countries. Our soft-drinks unit faced a tough scenario, with volume declines and cost pressures. We achieved an organic EBITDA growth of 7.3% and a consolidated EBITDA of R$300.2 million in the quarter, with a margin contraction of 150 bps, reaching 41.5%.
LAS Results			Currency	Organic		% As	%
R$ million	2Q09	Scope	Translation	Growth	2Q10	Reported	Organic
Volume ('000 hl)	6,626.6	-	-	144.9	6,771.5	2.2%	2.2%
Net Revenue	794.6	(0.2)	(159.8)	89.2	723.9	-8.9%	11.2%
Net Revenue/hl	119.9	(0.0)	(23.6)	10.6	106.9	-10.9%	8.9%
COGS	(333.0)	0.1	71.5	(53.5)	(315.0)	-5.4%	16.1%
COGS/hl	(50.3)	0.0	10.6	(6.8)	(46.5)	-7.5%	13.6%
Gross Profit	461.6	(0.1)	(88.3)	35.7	408.9	-11.4%	7.7%
Gross Margin	58.1%				56.5%	-160 bps	-180 bps
SG&A excl. deprec.&amort.	(188.2)	0.0	39.0	(15.5)	(164.6)	-12.5%	8.2%
SG&A deprec.&amort.	(19.0)	-	4.5	(2.8)	(17.2)	-9.2%	14.6%
SG&A Total	(207.1)	0.0	43.5	(18.3)	(181.9)	-12.2%	8.8%
Other operating income/expenses	10.6	0.0	(2.3)	(5.0)	3.2	-69.9%	-47.7%
Normalized EBIT	265.0	(0.1)	(47.1)	12.4	230.3	-13.1%	4.7%
Normalized EBIT Margin	33.4%				31.8%	-150 bps	-200 bps
Normalized EBITDA	341.1	(0.1)	(65.7)	24.9	300.2	-12.0%	7.3%
Normalized EBITDA Margin	42.9%				41.5%	-140 bps	-150 bps

LAS Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	15,841.2	305.8		(182.1)	15,964.9	0.8%	-1.1%
Net Revenue	1,986.2	21.8	(498.3)	258.2	1,768.0	-11.0%	13.0%
Net Revenue/hl	125.4	(1.0)	(31.2)	17.6	110.7	-11.7%	14.0%
COGS	(788.7)	(13.0)	197.5	(92.2)	(696.4)	-11.7%	11.7%
COGS/hl	(49.8)	0.1	12.4	(6.3)	(43.6)	-12.4%	12.7%
Gross Profit	1,197.6	8.8	(300.8)	166.0	1,071.6	-10.5%	13.9%
Gross Margin	60.3%				60.6%	30 bps	50 bps
SG&A excl. deprec.&amort.	(388.2)	(4.2)	100.7	(71.5)	(363.3)	-6.4%	18.4%
SG&A deprec.&amort.	(39.5)	(0.1)	10.8	(6.0)	(34.8)	-11.9%	15.2%
SG&A Total	(427.7)	(4.4)	111.5	(77.5)	(398.0)	-6.9%	18.1%
Other operating income/expenses	(1.5)	(0.1)	2.3	(5.4)	(4.6)	210.7%	360.9%
Normalized EBIT	768.4	4.3	(186.9)	83.1	668.9	-12.9%	10.8%
Normalized EBIT Margin	38.7%				37.8%	-80 bps	-70 bps
Normalized EBITDA	926.2	4.6	(225.7)	101.8	806.9	-12.9%	11.0%
Normalized EBITDA Margin	46.6%				45.6%	-100 bps	-80 bps

Second Quarter 2010 Results
August 12, 2010

LAS Beer

LAS Beer			Currency	Organic		% As	%
R$ million	2Q09	Scope	Translation	Growth	2Q10	Reported	Organic
Volume ('000 hl)	3,839.6	-		206.5	4,046.1	5.4%	5.4%
Net Revenue	564.2	(0.1)	(108.9)	69.2	524.5	-7.0%	12.3%
Net Revenue/hl	146.9	(0.0)	(26.9)	9.6	129.6	-11.8%	6.5%
COGS	(194.5)	0.1	38.4	(28.4)	(184.5)	-5.2%	14.6%
COGS/hl	(50.7)	0.0	9.5	(4.4)	(45.6)	-10.0%	8.7%
Gross Profit	369.7	(0.0)	(70.5)	40.9	340.0	-8.0%	11.0%
Gross Margin	65.5%				64.8%	-70 bps	-70 bps
SG&A excl. deprec.&amort.	(145.5)	0.0	28.2	(0.8)	(118.2)	-18.8%	0.6%
SG&A deprec.&amort.	(9.6)		2.4	(2.8)	(10.0)	4.1%	29.0%
SG&A Total	(155.1)	0.0	30.5	(3.6)	(128.2)	-17.4%	2.3%
Other operating income/expenses	8.3		(1.3)	(6.2)	0.8	-90.6%	-75.1%
Normalized EBIT	222.9	(0.0)	(41.3)	31.0	212.6	-4.6%	13.9%
Normalized EBIT Margin	39.5%				40.5%	100 bps	60 bps
Normalized EBITDA	280.6	(0.0)	(55.8)	43.0	267.7	-4.6%	15.3%
Normalized EBITDA Margin	49.7%				51.0%	130 bps	140 bps

LAS Beer			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	9,559.0	20.4		253.8	9,833.1	2.9%	2.7%
Net Revenue	1,435.6	6.4	(350.3)	207.4	1,299.0	-9.5%	14.4%
Net Revenue/hl	150.2	0.3	(35.6)	17.2	132.1	-12.0%	11.5%
COGS	(454.9)	(3.7)	105.2	(52.9)	(406.3)	-10.7%	11.6%
COGS/hl	(47.6)	(0.3)	10.7	(4.1)	(41.3)	-13.2%	8.7%
Gross Profit	980.7	2.7	(245.1)	154.4	892.7	-9.0%	15.7%
Gross Margin	68.3%				68.7%	40 bps	80 bps
SG&A excl. deprec.&amort.	(287.8)	(0.8)	69.7	(40.6)	(259.4)	-9.9%	14.1%
SG&A deprec.&amort.	(20.1)		5.6	(5.0)	(19.5)	-3.0%	25.0%
SG&A Total	(307.8)	(0.8)	75.4	(45.6)	(278.9)	-9.4%	14.8%
Other operating income/expenses	(1.0)		2.4	(6.5)	(5.0)	422.0%	671.1%
Normalized EBIT	671.9	1.9	(167.4)	102.4	608.8	-9.4%	15.2%
Normalized EBIT Margin	46.8%				46.9%	10 bps	30 bps
Normalized EBITDA	791.6	1.9	(195.8)	118.3	716.1	-9.5%	14.9%
Normalized EBITDA Margin	55.1%				55.1%	bps	20 bps

Beer volumes grew organically 5.4% in the quarter, reflecting a better performance in most of our markets and despite a still difficult environment in Argentina. We were able to either maintain or grow our market shares within the region with strong communication and support to our mainstream and premium brands.
Net Revenue/hl grew 6.5% in the quarter driven by price increases and revenue management initiatives, partly offset by higher trade spend. In addition, Stella Artois and our local premium brands continued to show a solid performance, contributing to our average sales price growth.

COGS/hl increased 8.7% in the period despite higher productivity in our plants and effective currency and aluminum hedges due to higher costs of malt, energy and the continuous pressure of increasing labor costs.

SG&A excluding depreciation and amortization increased 0.6% in the quarter driven by general inflation, higher personnel-related expenses and a strong marketing support to our brands, compensated by lower bonus accrual.

Quinsa Beer EBITDA increased 15.3% in the quarter totaling R$267.7 million, with margins increasing by 140 bps.

Second Quarter 2010 Results
August 12, 2010

LAS CSD & NANC

LAS CSD&Nanc			Currency	Organic		% As	%
R$ million	2Q09	Scope	Translation	Growth	2Q10	Reported	Organic
Volume ('000 hl)	2,787.0	-		(61.6)	2,725.4	-2.2%	-2.2%
Net Revenue	230.4	(0.1)	(50.8)	19.9	199.4	-13.4%	8.7%
Net Revenue/hl	82.7	(0.0)	(18.6)	9.2	73.2	-11.5%	11.1%
COGS	(138.5)	0.1	33.2	(25.2)	(130.5)	-5.8%	18.2%
COGS/hl	(49.7)	0.0	12.2	(10.4)	(47.9)	-3.7%	20.9%
Gross Profit	91.9	(0.0)	(17.7)	(5.3)	68.9	-25.0%	-5.7%
Gross Margin	39.9%				34.6%	-530 bps	-530 bps
SG&A excl. deprec.&amort.	(42.6)	0.0	10.7	(14.5)	(46.4)	9.0%	34.1%
SG&A deprec.&amort.	(9.4)	-	2.1	0.0	(7.3)	-22.6%	0.0%
SG&A Total	(52.0)	0.0	12.8	(14.5)	(53.7)	3.3%	27.9%
Other operating income/expenses	2.3	0.0	(1.0)	1.2	2.4	6.2%	52.4%
Normalized EBIT	42.1	(0.0)	(5.9)	(18.6)	17.6	-58.2%	-44.1%
Normalized EBIT Margin	18.3%				8.8%	-940 bps	-890 bps
Normalized EBITDA	60.4	(0.0)	(9.8)	(18.2)	32.5	-46.3%	-30.0%
Normalized EBITDA Margin	26.2%				16.3%	-990 bps	-930 bps

LAS CSD&Nanc			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	6,282.3	285.4		(435.9)	6,131.8	-2.4%	-6.9%
Net Revenue	550.6	15.4	(148.0)	50.9	468.9	-14.8%	9.2%
Net Revenue/hl	87.6	(1.5)	(24.1)	14.4	76.5	-12.7%	16.5%
COGS	(333.7)	(9.3)	92.4	(39.3)	(290.0)	-13.1%	11.8%
COGS/hl	(53.1)	0.9	15.1	(10.1)	(47.3)	-11.0%	19.1%
Gross Profit	216.9	6.1	(55.6)	11.5	178.9	-17.5%	5.3%
Gross Margin	39.4%				38.1%	-120 bps	-140 bps
SG&A excl. deprec.&amort.	(100.4)	(3.4)	31.0	(30.9)	(103.9)	3.4%	30.8%
SG&A deprec.&amort.	(19.4)	(0.1)	5.2	(1.0)	(15.3)	-21.1%	5.1%
SG&A Total	(119.8)	(3.6)	36.2	(31.9)	(119.2)	-0.6%	26.6%
Other operating income/expenses	(0.5)	(0.1)	(0.1)	1.1	0.4	-177.8%	-209.4%
Normalized EBIT	96.5	2.4	(19.5)	(19.3)	60.1	-37.7%	-20.0%
Normalized EBIT Margin	17.5%				12.8%	-470 bps	-470 bps
Normalized EBITDA	134.6	2.7	(29.9)	(16.6)	90.8	-32.5%	-12.3%
Normalized EBITDA Margin	24.4%				19.4%	-510 bps	-480 bps

CSD & NANC volumes in Quinsa declined by 2.2% in the period driven by an industry contraction and a slight decline in market share in Argentina.

Net Revenues/hl registered an organic growth of 11.1% in the quarter, as a result of price increases and revenue management initiatives.

COGS/hl increased by 20.9% in the quarter as a result of higher sugar, pet and labor costs, partly compensated by lower costs of aluminum.

SG&A expenses, excluding depreciation and amortization, increased 34.1%, as a result mostly of personnel and transportation costs, general inflation and investments behind our brands.

Quinsa CSD & Nanc Normalized EBITDA decreased organically 30.0% in the quarter.

Second Quarter 2010 Results
August 12, 2010

Canada – Labatt

Canada Results			Currency	Organic		% As	%
R$ million	2Q09	Scope	Translation	Growth	2Q10	Reported	Organic
Volume ('000 hl)	3,371.1			(184.4)	3,186.7	-5.5%	-5.5%
Net Revenue	1,208.6		(43.8)	(75.8)	1,089.0	-9.9%	-6.3%
Net Revenue/hl	358.5		(13.7)	(3.0)	341.7	-4.7%	-0.8%
COGS	(386.1)		12.2	42.4	(331.5)	-14.1%	-11.0%
COGS/hl	(114.5)		3.8	6.7	(104.0)	-9.2%	-5.8%
Gross Profit	822.4		(31.6)	(33.4)	757.5	-7.9%	-4.1%
Gross Margin	68.0%				69.6%	150 bps	160 bps
SG&A excl. deprec.&amort.	(317.5)		10.1	(15.7)	(323.0)	1.7%	4.9%
SG&A deprec.&amort.	(13.4)		0.6	(5.7)	(18.5)	37.8%	42.6%
SG&A Total	(330.9)		10.8	(21.4)	(341.5)	3.2%	6.5%
Other operating income/expenses	0.7		(0.0)	1.2	1.9	157.1%	162.8%
Normalized EBIT	492.3		(20.9)	(53.6)	417.9	-15.1%	-10.9%
Normalized EBIT Margin	40.7%				38.4%	-240 bps	-200 bps
Normalized EBITDA	545.7		(22.0)	(60.7)	463.0	-15.1%	-11.1%
Normalized EBITDA Margin	45.2%				42.5%	-260 bps	-230 bps

Canada Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	5,543.3			(50.5)	5,492.8	-0.9%	-0.9%
Net Revenue	2,018.1		(119.6)	(66.0)	1,832.5	-9.2%	-3.3%
Net Revenue/hl	364.1		(21.8)	(8.7)	333.6	-8.4%	-2.4%
COGS	(673.4)		38.7	42.0	(592.7)	-12.0%	-6.2%
COGS/hl	(121.5)		7.0	6.5	(107.9)	-11.2%	-5.4%
Gross Profit	1,344.6		(80.9)	(24.0)	1,239.8	-7.8%	-1.8%
Gross Margin	66.6%				67.7%	100 bps	100 bps
SG&A excl. deprec.&amort.	(624.4)		39.9	(26.8)	(611.4)	-2.1%	4.3%
SG&A deprec.&amort.	(26.7)		2.1	(7.2)	(31.8)	19.3%	27.1%
SG&A Total	(651.1)		42.0	(34.1)	(643.2)	-1.2%	5.2%
Other operating income/expenses	3.5		(0.1)	(2.3)	1.1	-67.5%	-65.3%
Normalized EBIT	697.0		(39.0)	(60.3)	597.7	-14.3%	-8.7%
Normalized EBIT Margin	34.5%				32.6%	-190 bps	-190 bps
Normalized EBITDA	801.1		(44.9)	(68.7)	687.6	-14.2%	-8.6%
Normalized EBITDA Margin	39.7%				37.5%	-220 bps	-220 bps

Second quarter volumes decreased by 5.5%, as the Canada beer industry contracted 2.1% and Labatt lost 180 bps of domestic market share versus 2Q09.
Net Revenue/hl decreased by 0.8% in the quarter, as marginal increases in domestic prices were more than offset by a 15% appreciation in the Canadian dollar, which directly affects export revenues.
COGS/hl decreased by 5.8% in Q2 2010, as a result of reductions in production overhead and depreciation expenses, combined with lower hedge costs on our major raw materials (mainly aluminum, corn and rice) and improved production efficiencies throughout our breweries.
SG&A expenses, excluding depreciation and amortization, increased by 4.9% in Q2 2010. This increase was entirely due to incremental marketing investment compared to Q2 2009, with distribution plus administrative expenses actually declining vs prior year.
Normalized EBITDA declined by 11.1% in the quarter resulting in an EBITDA margin decline of 230 bps. Year-to-date organic growth was -8.6%.

Second Quarter 2010 Results
August 12, 2010

Other Operating Income/(Expenses)
Other operating income decreased R$1.7MM in the quarter basically as a result of an increase in government grants mostly offset by lower tax credits in 2010.

Other operating income/(expenses)	2Q10	2Q09	YTD10	YTD09
R$ million

Government grants	88.6	56.0	171.7	111.1
Tax recoverable	2.7	35.0	9.1	63.4
(Additions to)/Reversals of provisions	(1.1)	(2.8)	(9.1)	(6.9)
Net gain on disposal of property, plant and
equipment and intangible assets	5.1	(0.4)	3.5	4.5
Other operating income/(expenses)	21.9	31.0	35.9	31.6

	117.1	118.8	211.1	203.7

Special items
Special items totaled R$15.2 million net losses in Q2 2010 compared to R$15.8 million losses in Q2 2009, while the year to date results were affected by losses related to Labatt Hamilton brewery closure expenses compared to gains from Labatt brands indemnity in 2009.

Special items	2Q10	2Q09	YTD10	YTD09
R$ million

Restructuring	(14.3)	(18.0)	(31.8)	(37.8)
Labatt brands indemnity	-	2.2	-	239.4
Labatt Hamilton Brewery closure expenses	(1.0)	-	(47.1)	-
Other	0.1	-	(2.7)	-
			-	-
	(15.2)	(15.8)	(81.6)	201.6

Second Quarter 2010 Results
August 12, 2010

Net Finance Results
Ambev’s net finance result improved by R$143.9 million in Q2 2010 mainly because of: (i) lower net interest expenses, (ii) losses with respect to derivative instruments, which relate to the results of our ongoing hedging policy, and (iii) gains on non-derivative instruments related to currency effects over trade payables mainly in Venezuela and Labatt.
Net Finance Results	2Q10	2Q09	YTD 10	YTD 09
R$ million

Interest income	91.4	37.6	171.8	70.8
Interest expenses	(171.8)	(206.9)	(316.3)	(488.0)
Gains/(losses) on derivative instruments	(11.6)	25.6	(54.3)	(80.3)
Gains/(losses) on non-derivative instruments	24.1	(65.4)	(23.2)	(2.2)
Taxes on financial transactions	(9.5)	(9.4)	(20.3)	(24.4)
Other financial costs, net	(28.0)	(30.9)	(49.8)	(50.0)

Net Finance Results	(105.5)	(249.4)	(292.1)	(574.2)

	June 2010			December 2009
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	1,083.4	2,535.2	3,618.6	359.9	4,009.6	4,369.5
Foreign Currency	440.4	2,749.0	3,189.4	441.2	2,450.6	2,891.8
Consolidated Debt	1,523.8	5,284.2	6,807.9	801.1	6,460.2	7,261.2

Cash and Equivalents			5,950.6			4,042.9
Short-Term Investiments			-			-

Net Debt			857.3			3,218.3

The Company’s total debt decreased from R$7,261.2 million in December 2009 to R$6,807.9 million in June 2010.

Second Quarter 2010 Results
August 12, 2010

Provision for Income Tax & Social Contribution
Our weighted nominal tax rate was 32.5% in the period compared to 32.7% in Q2 2009. The effective tax rate in Q2 2010 was 22.2% compared to Q2 2009 rate of 21.6%. The difference between both quarters are due mainly to a higher EBT, which is taxable at a full nominal rate.
The table below shows the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution	2Q10	2Q09	YTD 10	YTD 09
R$ million

Profit before tax	1,964.4	1,775.8	4,176.9	3,894.7

Adjustment on taxable basis
Non-taxable net financial and other income	(155.7)	(125.0)	(243.1)	(451.5)
Non-taxable intercompany dividends	-	(0.3)	-	(0.6)
Goverment grants related to sales taxes	(88.6)	(56.0)	(171.7)	(111.1)
Hedge Results	(3.2)	113.9	5.0	273.2
Expenses not deductible for tax purposes	66.2	13.4	93.1	90.7
	1,783.0	1,721.8	3,860.2	3,695.4
Aggregated weighted nominal tax rate	32.5%	32.7%	32.9%	32.4%
Taxes – nominal rate	(579.9)	(562.4)	(1,268.8)	(1,198.8)

Adjustment on tax expense
Goverment grant on income tax	48.0	78.8	91.0	110.7
Deductible interest attributed to shareholders	94.4	85.9	204.1	173.2
Tax saving from goodwill amortization on tax books	32.1	38.1	64.2	76.1
Dividends withholding tax	(31.6)	14.5	(57.6)	(17.3)
Losses recognized in operations abroad, not deductible	2.2	(2.9)	(14.6)	(22.3)
Other tax adjustments	(1.7)	(35.8)	(16.5)	(11.7)
Income tax and social contribution expense	(436.5)	(383.9)	(998.1)	(890.1)
Effective tax rate	22.2%	21.6%	23.9%	22.9%
Non-controlling Interest
Non-controlling interest in subsidiaries corresponded to a total expense of R$ 17.7 million in Q2 2010 compared to an expense of R$ 16.4 million in Q2 2009.
Profit
Ambev posted a profit of R$1,510.2 million in the period compared to R$1,375.6 million during the same period last year, an increase of 9.8%. Excluding special items (mainly restructuring costs), our net income increased by 9.6% to R$1,525.5 million.

Second Quarter 2010 Results August 12, 2010 Page 91

Reconciliation between Normalized EBITDA and Profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net Finance Results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Net Income to EBITDA	2Q10	2Q09	YTD 10	YTD 09
Profit - AmBev holders	1,510.2	1,375.6	3,160.4	2,964.2
Non-controlling interest	17.7	16.4	18.3	40.3
Income tax expense	436.5	383.9	998.1	890.1
Profit Before Taxes	1,964.4	1,775.8	4,176.9	3,894.7
Share of results of associates	0.1	(0.2)	0.0	(0.3)
Net Finance Results	105.5	249.4	292.1	574.2
Special items	15.2	15.8	81.6	(201.6)
Normalized EBIT	2,085.2	2,040.8	4,550.7	4,267.0
Depreciation & Amortization - total	338.4	342.3	713.2	699.1
Depreciation & Amortization - special items	0.7	-	34.6	-
Normalized EBITDA	2,422.9	2,383.1	5,229.4	4,966.0

Shareholding Structure
The table below shows Ambev’s shareholding structure as of June 30, 2010.

AmBev Shareholding Structure
	ON	%Outs	PN	%Outs	Total	%Outs
Anheuser-Busch InBev	258,073,843	74.1%	125,723,064	46.4%	383,796,907	62.0%
FAHZ	58,906,751	16.9%	0	0.0%	58,906,751	9.5%
Market	31,116,958	8.9%	145,279,694	53.6%	176,396,652	28.5%
Outstanding	348,097,552	100.0%	271,002,758	100.0%	619,100,310	100.0%
Treasury	112,986		159,233		272,219
TOTAL	348,210,538		271,161,991		619,372,529
Free float BM&FBovespa	30,253,643	8.7%	96,945,938	35.8%	127,199,581	20.5%
Free float NYSE	863,315	0.2%	48,333,756	17.8%	49,197,071	7.9%

Second Quarter 2010 Results August 12, 2010 Page 92

Q2 2010 EARNINGS CONFERENCE CALL

Speakers:	João Castro Neves Chief Executive Officer for Ambev
Nelson Jamel CFO and Investor Relations Officer

Language:	English

Date:	August 12th, 2010 (Thursday)

Time:	12:00 (Brasília time) 11:00 (EDT)

Phone number:	US participants	+ 1(800) 860-2442
	International participants	+ 1(412) 858-4600

Code:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website: www.Ambev.com.br/Investidores/2Q10Webcast.html

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website: www.Ambev.com.br/Investidores/2Q10Webcast.html. For Playback through telephone: Participants calling from USA: +1(877) 344-7529 / Participants calling from other countries: +1(412) 317-0088 / Code: 442790# (pound key) - enter "1" to start the playback.

For additional information, please contact the Investor Relations Department:

Eduardo Salles	Rafael Ávila
(5511) 2122-1415	(5511) 2122-1414
ir@Ambev.com.br	acrmba@Ambev.com.br

www.Ambev.com.br/investidores/

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SUPPLEMENTAL FINANCIAL INFORMATION Second Quarter 2010 Results August 12, 2010 Pág. 93

AmBev - Segment Financial Information
Organic Results
	AmBev Brazil									Hila Operations						Canada			AmBev
	Beer Brazil			CSD & NANC Brazil			Total AmBev Brazil			Quinsa			Hila-ex			Operations			Consolidated
	2Q10	2Q09%		2Q10	2Q09%		2Q10	2Q09%		2Q10	2Q09%		2Q10	2Q09%		2Q10	2Q09%		2Q10	2Q09%
Volumes (000 hl)	18,920	16,633	13.7%	6,453	5,904	9.3%	25,373	22,537	12.6%	6,772	6,627	2.2%	1,565	1,542	1.5%	3,187	3,371	-5.5%	36,896	34,076	8.3%

R$ million
Net Sales	3,097.0	2,587.1	19.7%	633.3	563.2	12.5%	3,730.4	3,150.2	18.4%	723.9	794.6	11.2%	135.1	194.7	12.2%	1,089.0	1,208.6	-6.3%	5,678.4	5,348.1	11.5%
% of Total	54.5%	48.4%		11.2%	10.5%		65.7%	58.9%		12.7%	14.9%		2.4%	3.6%		19.2%	22.6%		100.0%	100.0%
COGS	(907.8)	(692.7)	31.0%	(294.1)	(196.8)	49.4%	(1,201.9)	(889.5)	35.1%	(315.0)	(333.0)	16.1%	(90.7)	(115.7)	25.2%	(331.5)	(386.1)	-11.0%	(1,939.0)	(1,724.4)	20.4%
% of Total	46.8%	40.2%		15.2%	11.4%		62.0%	51.6%		16.2%	19.3%		4.7%	6.7%		17.1%	22.4%		100.0%	100.0%
Gross Profit	2,189.2	1,894.3	15.6%	339.3	366.4	-7.4%	2,528.5	2,260.7	11.8%	408.9	461.6	7.7%	44.4	79.0	-6.9%	757.5	822.4	-4.1%	3,739.4	3,623.7	7.3%
% of Total	58.5%	52.3%		9.1%	10.1%		67.6%	62.4%		10.9%	12.7%		1.2%	2.2%		20.3%	22.7%		100.0%	100.0%
SG&A	(1,027.1)	(908.0)	13.1%	(135.5)	(144.4)	-6.1%	(1,162.6)	(1,052.4)	10.5%	(181.9)	(207.1)	8.8%	(85.4)	(111.4)	26.6%	(341.5)	(330.9)	6.5%	(1,771.3)	(1,701.8)	10.5%
% of Total	58.0%	53.4%		7.7%	8.5%		65.6%	61.8%		10.3%	12.2%		4.8%	6.5%		19.3%	19.4%		100.0%	100.0%
Other operating income/(expenses)	87.5	76.3	14.8%	23.7	30.3	-22.0%	111.2	106.6	4.3%	3.2	10.6	-47.7%	0.9	1.0	70.5%	1.9	0.7	162.8%	117.1	118.8	1.2%
% of Total	74.7%	64.2%		20.2%	25.5%		94.9%	89.7%		2.7%	8.9%		0.8%	0.8%		1.6%	0.6%		100.0%	100.0%
Normalized EBIT	1,249.7	1,062.5	17.6%	227.4	252.4	-9.9%	1,477.1	1,314.9	12.3%	230.3	265.0	4.7%	(40.1)	(31.4)	nm	417.9	492.3	-10.9%	2,085.2	2,040.8	4.2%
% of Total	59.9%	52.1%		10.9%	12.4%		70.8%	64.4%		11.0%	13.0%		-1.9%	-1.5%		20.0%	24.1%		100.0%	100.0%
Normalized EBITDA	1,409.1	1,209.7	16.5%	274.0	296.5	-7.6%	1,683.1	1,506.2	11.7%	300.2	341.1	7.3%	(23.4)	(9.9)	nm	463.0	545.7	-11.1%	2,422.9	2,383.1	4.7%
% of Total	58.2%	50.8%		11.3%	12.4%		69.5%	63.2%		12.4%	14.3%		-1.0%	-0.4%		19.1%	22.9%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-29.3%	-26.8%		-46.4%	-34.9%		-32.2%	-28.2%		-43.5%	-41.9%		-67.1%	-59.4%		-30.4%	-32.0%		-34.1%	-32.2%
Gross Profit	70.7%	73.2%		53.6%	65.1%		67.8%	71.8%		56.5%	58.1%		32.9%	40.6%		69.6%	68.0%		65.9%	67.8%
SG&A	-33.2%	-35.1%		-21.4%	-25.6%		-31.2%	-33.4%		-25.1%	-26.1%		-63.2%	-57.2%		-31.4%	-27.4%		-31.2%	-31.8%
Other operating income/(expenses)	2.8%	2.9%		3.7%	5.4%		3.0%	3.4%		0.4%	1.3%		0.7%	0.5%		0.2%	0.1%		2.1%	2.2%
Normalized EBIT	40.4%	41.1%		35.9%	44.8%		39.6%	41.7%		31.8%	33.4%		-29.7%	-16.1%		38.4%	40.7%		36.7%	38.2%
Normalized EBITDA	45.5%	46.8%		43.3%	52.6%		45.1%	47.8%		41.5%	42.9%		-17.4%	-5.1%		42.5%	45.2%		42.7%	44.6%

Per Hectoliter - (R$/hl)
Net Sales	163.7	155.5	5.2%	98.2	95.4	2.9%	147.0	139.8	5.2%	106.9	119.9	8.9%	86.3	126.2	10.5%	341.7	358.5	-0.8%	153.9	156.9	3.0%
COGS	(48.0)	(41.6)	15.2%	(45.6)	(33.3)	36.7%	(47.4)	(39.5)	20.0%	(46.5)	(50.3)	13.6%	(57.9)	(75.0)	23.4%	(104.0)	(114.5)	-5.8%	(52.6)	(50.6)	11.2%
Gross Profit	115.7	113.9	1.6%	52.6	62.1	-15.3%	99.7	100.3	-0.7%	60.4	69.7	5.4%	28.4	51.2	-8.3%	237.7	244.0	1.5%	101.3	106.3	-0.9%
SG&A	(54.3)	(54.6)	-0.6%	(21.0)	(24.5)	-14.1%	(45.8)	(46.7)	-1.9%	(26.9)	(31.3)	6.5%	(54.5)	(72.2)	24.8%	(107.2)	(98.1)	12.6%	(48.0)	(49.9)	2.1%
Other operating income/(expenses)	4.6	4.6	0.9%	3.7	5.1	-28.6%	4.4	4.7	-7.3%	0.5	1.6	-48.9%	0.6	0.6	68.0%	0.6	0.2	178.1%	3.2	3.5	-6.5%
Normalized EBIT	66.1	63.9	3.4%	35.2	42.7	-17.6%	58.2	58.3	-0.2%	34.0	40.0	2.4%	(25.6)	(20.4)	106.4%	131.1	146.0	-5.7%	56.5	59.9	-3.7%
Normalized EBITDA	74.5	72.7	2.4%	42.5	50.2	-15.5%	66.3	66.8	-0.8%	44.3	51.5	5.0%	(15.0)	(6.4)	286.1%	145.3	161.9	-6.0%	65.7	69.9	-3.3%

SUPPLEMENTAL FINANCIAL INFORMATION Second Quarter 2010 Results August 12, 2010 Pág. 94

AmBev - Segment Financial Information
Organic Results
	AmBev Brazil									Hila Operations						Canada			AmBev
	Beer Brazil			CSD & NANC Brazil			Total AmBev Brazil			Quinsa			Hila-ex			Operations			Consolidated
	YTD 10	YTD 09%		YTD 10	YTD 09%		YTD 10	YTD 09%		YTD 10	YTD 09%		YTD 10	YTD 09%		YTD 10	YTD 09%		YTD 10	YTD 09%
Volumes (000 hl)	39,642	34,509	13.7%	13,563	12,425	9.2%	53,205	46,934	13.4%	15,965	15,841	-1.1%	3,160	3,026	4.4%	5,493	5,543	-0.9%	77,823	71,345	8.7%

R$ million
Net Sales	6,578.8	5,453.1	20.6%	1,327.3	1,178.0	12.7%	7,906.1	6,631.2	19.2%	1,768.0	1,986.2	13.0%	293.2	368.3	20.7%	1,832.5	2,018.1	-3.3%	11,799.8	11,003.8	14.0%
% of Total	55.8%	49.6%		11.2%	10.7%		67.0%	60.3%		15.0%	18.1%		2.5%	3.3%		15.5%	18.3%		100.0%	100.0%
COGS	(1,862.6)	(1,479.5)	25.9%	(596.6)	(450.6)	32.4%	(2,459.2)	(1,930.1)	27.4%	(696.4)	(788.7)	11.7%	(189.8)	(229.3)	24.7%	(592.7)	(673.4)	-6.2%	(3,938.0)	(3,621.5)	17.6%
% of Total	47.3%	40.9%		15.2%	12.4%		62.4%	53.3%		17.7%	21.8%		4.8%	6.3%		15.1%	18.6%		100.0%	100.0%
Gross Profit	4,716.3	3,973.6	18.7%	730.7	727.4	0.5%	5,447.0	4,701.0	15.9%	1,071.6	1,197.6	13.9%	103.4	139.0	14.0%	1,239.8	1,344.6	-1.8%	7,861.8	7,382.3	12.3%
% of Total	60.0%	53.8%		9.3%	9.9%		69.3%	63.7%		13.6%	16.2%		1.3%	1.9%		15.8%	18.2%		100.0%	100.0%
SG&A	(2,002.3)	(1,717.8)	16.6%	(292.6)	(287.7)	1.7%	(2,294.9)	(2,005.5)	14.4%	(398.0)	(427.7)	18.1%	(186.0)	(234.7)	23.1%	(643.2)	(651.1)	5.2%	(3,522.1)	(3,319.0)	13.7%
% of Total	56.8%	51.8%		8.3%	8.7%		65.2%	60.4%		11.3%	12.9%		5.3%	7.1%		18.3%	19.6%		100.0%	100.0%
Other operating income/(expenses)	171.9	149.2	15.2%	41.8	51.8	-19.3%	213.7	201.0	6.3%	(4.6)	(1.5)	360.9%	0.9	0.7	137.0%	1.1	3.5	-65.3%	211.1	203.7	3.0%
% of Total	81.4%	73.2%		19.8%	25.4%		101.2%	98.7%		-2.2%	-0.7%		0.4%	0.4%		0.5%	1.7%		100.0%	100.0%
Normalized EBIT	2,885.9	2,405.0	20.0%	479.9	491.5	-2.4%	3,365.8	2,896.5	16.2%	668.9	768.4	10.8%	(81.7)	(95.0)	nm	597.7	697.0	-8.7%	4,550.7	4,267.0	10.7%
% of Total	63.4%	56.4%		10.5%	11.5%		74.0%	67.9%		14.7%	18.0%		-1.8%	-2.2%		13.1%	16.3%		100.0%	100.0%
Normalized EBITDA	3,206.8	2,707.1	18.5%	574.4	580.3	-1.0%	3,781.2	3,287.4	15.0%	806.9	926.2	11.0%	(46.3)	(48.8)	nm	687.6	801.1	-8.6%	5,229.4	4,966.0	10.0%
% of Total	61.3%	54.5%		11.0%	11.7%		72.3%	66.2%		15.4%	18.7%		-0.9%	-1.0%		13.1%	16.1%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.3%	-27.1%		-44.9%	-38.3%		-31.1%	-29.1%		-39.4%	-39.7%		-64.7%	-62.3%		-32.3%	-33.4%		-33.4%	-32.9%
Gross Profit	71.7%	72.9%		55.1%	61.7%		68.9%	70.9%		60.6%	60.3%		35.3%	37.7%		67.7%	66.6%		66.6%	67.1%
SG&A	-30.4%	-31.5%		-22.0%	-24.4%		-29.0%	-30.2%		-22.5%	-21.5%		-63.5%	-63.7%		-35.1%	-32.3%		-29.8%	-30.2%
Other operating income/(expenses)	2.6%	2.7%		3.1%	4.4%		2.7%	3.0%		-0.3%	-0.1%		0.3%	0.2%		0.1%	0.2%		1.8%	1.9%
Normalized EBIT	43.9%	44.1%		36.2%	41.7%		42.6%	43.7%		37.8%	38.7%		-27.9%	-25.8%		32.6%	34.5%		38.6%	38.8%
Normalized EBITDA	48.7%	49.6%		43.3%	49.3%		47.8%	49.6%		45.6%	46.6%		-15.8%	-13.2%		37.5%	39.7%		44.3%	45.1%

Per Hectoliter - (R$/hl)
Net Sales	166.0	158.0	5.0%	97.9	94.8	3.2%	148.6	141.3	5.2%	110.7	125.4	14.0%	92.8	121.7	15.6%	333.6	364.1	-2.4%	151.6	154.2	4.9%
COGS	(47.0)	(42.9)	9.6%	(44.0)	(36.3)	21.3%	(46.2)	(41.1)	12.4%	(43.6)	(49.8)	12.7%	(60.1)	(75.8)	19.5%	(107.9)	(121.5)	-5.4%	(50.6)	(50.8)	8.2%
Gross Profit	119.0	115.1	3.3%	53.9	58.5	-8.0%	102.4	100.2	2.2%	67.1	75.6	14.9%	32.7	45.9	9.2%	225.7	242.6	-0.9%	101.0	103.5	3.4%
SG&A	(50.5)	(49.8)	1.5%	(21.6)	(23.2)	-6.8%	(43.1)	(42.7)	0.9%	(24.9)	(27.0)	19.1%	(58.9)	(77.6)	17.9%	(117.1)	(117.5)	6.2%	(45.3)	(46.5)	4.7%
Other operating income/(expenses)	4.3	4.3	0.3%	3.1	4.2	-26.1%	4.0	4.3	-6.2%	(0.3)	(0.1)	nm	0.3	0.2	nm	0.2	0.6	nm	2.7	2.9	-5.2%
Normalized EBIT	72.8	69.7	4.5%	35.4	39.6	-10.6%	63.3	61.7	2.5%	41.9	48.5	11.9%	(25.9)	(31.4)	nm	108.8	125.7	-7.8%	58.5	59.8	1.9%
Normalized EBITDA	80.9	78.4	3.1%	42.4	46.7	-9.3%	71.1	70.0	1.5%	50.5	58.5	12.0%	(14.6)	(16.1)	nm	125.2	144.5	-7.7%	67.2	69.6	1.3%

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 – COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

CONSOLIDATED BALANCE SHEET
R$ million	June 2010	December 2009
Assets
Non-Current Assets
Property, plant and equipment	6,604.2	6,595.1
Goodwill	17,548.7	17,527.5
Intangible assets	1,916.0	1,932.6
Investments in associates	20.9	24.3
Investment securities	269.6	246.9
Deferred tax assets	1,356.7	1,368.5
Employee benefits	13.7	13.7
Trade and other receivables	1,930.6	2,089.3
	29,660.3	29,797.8

Current assets
Investment securities	21.5	73.3
Inventories	1,699.2	1,488.1
Income tax receivable	336.3	986.2
Trade and other receivables	3,335.3	3,652.5
Cash and cash equivalents	5,950.6	4,042.9
Assets held for sale	60.2	60.2
	11,403.1	10,303.2

Total Assets	41,063.4	40,101.0

Equity and Liabilities
Equity
Issued capital	7,367.4	6,832.1
Reserves	(1,363.4)	(1,365.6)
Retained earnings	17,922.0	16,550.9
Equity attributable to equity holders of AmBev	23,926.1	22,017.4
Non-controlling interests	235.4	278.7

Non-Current Liabilities
Interest-bearing loans and borrowings	5,284.2	6,460.2
Employee benefits	771.7	767.9
Deferred tax liabilities	562.0	502.2
Trade and other payables	641.0	663.6
Provisions	949.8	919.4
	8,208.6	9,313.2

Current Liabilities
Bank overdrafts	36.4	18.6
Interest-bearing loans and borrowings	1,523.8	801.1
Income tax and social contribution payable	813.0	1,296.0
Trade and other payables	6,213.4	6,279.9
Provisions	106.8	96.2
	8,693.3	8,491.7

Total Liabilities	16,901.9	17,804.9

Total equity and liabilities	41,063.4	40,101.0

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 – COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

CONSOLIDATED STATEMENT OF OPERATIONS
R$ million	2Q10	2Q09	YTD 10	YTD 09

Net sales	5,678.4	5,348.1	11,799.8	11,003.8
Cost of sales	(1,939.0)	(1,724.4)	(3,938.0)	(3,621.5)
Gross profit	3,739.4	3,623.7	7,861.8	7,382.3

Sales and marketing expenses	(1,462.0)	(1,307.2)	(2,885.6)	(2,611.4)
Administrative expenses	(309.3)	(394.6)	(636.6)	(707.7)
Other operating income/(expenses)	117.1	118.8	211.1	203.7

Normalized EBIT	2,085.2	2,040.8	4,550.7	4,267.0

Special items	(15.2)	(15.8)	(81.6)	201.6

Profit from operations (EBIT)	2,070.0	2,025.0	4,469.1	4,468.6

Net Finance Cost	(105.5)	(249.4)	(292.1)	(574.2)
Share of results of associates	(0.1)	0.2	(0.0)	0.3

Profit before tax	1,964.4	1,775.8	4,176.9	3,894.7

Income tax expense	(436.5)	(383.9)	(998.1)	(890.1)

Profit	1,527.9	1,391.9	3,178.8	3,004.6
Attributable to:
Equity holders of AmBev	1,510.2	1,375.6	3,160.4	2,964.2
Non-controlling interest	17.7	16.4	18.3	40.3

Nº of basic shares outstanding (millions)	620.0	615.4	617.8	614.7
Nº of diluted shares outstanding (millions)	621.7	616.3	619.5	615.4

Basic earnings per share – preferred	2.57	2.36	5.39	5.08
Basic earnings per share – common	2.34	2.14	4.90	4.62
Diluted earnings per share– preferred	2.57	2.35	5.38	5.08
Diluted earnings per share– common	2.33	2.14	4.89	4.61

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 – COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

CONSOLIDATED STATEMENT OF CASH FLOWS
R$ million	2Q10	2Q09	YTD 10	YTD 09
Cash Flows from Operating Activities
Profit	1,527.9	1,391.9	3,178.8	3,004.6
Depreciation, amortization and impairment	337.6	341.6	713.2	702.5
Impairment losses on receivables and inventories	25.2	23.6	52.9	39.7
Additions/(reversals) in provisions and employee benefits	58.5	11.3	120.4	49.7
Net finance cost	105.5	249.4	292.1	574.2
Other non-cash items included in the profit	41.1	16.8	58.0	75.7
Loss/(gain) on sale of property, plant and equipment and intangible assets	(5.1)	(0.3)	(3.5)	(4.7)
Loss/(gain) on assets held for sale	-	0.7	-	0.2
Equity-settled share-based payment expense	28.9	37.0	53.4	57.1
Income tax expense	436.5	383.9	998.1	890.1
Share of result of associates	0.1	(0.2)	0.0	(0.3)
Cash flow from operating activities before changes in working capital and use of provisions	2,556.1	2,455.9	5,463.5	5,388.7
Decrease/(increase) in trade and other receivables	(516.2)	(224.7)	(91.7)	8.3
Decrease/(increase) in inventories	(156.1)	150.3	(248.0)	9.5
Increase/(decrease) in trade and other payables	669.1	(36.1)	(155.2)	(1,145.0)
Cash generated from operations	2,552.9	2,345.2	4,968.5	4,261.4
Interest paid	(106.6)	(387.4)	(229.4)	(569.7)
Interest received	82.8	43.9	116.8	61.4
Income tax paid	(162.7)	(10.6)	(605.4)	(193.1)
Cash flow from operating activities	2,366.4	1,991.1	4,250.5	3,560.0
Proceeds from sale of property, plant and equipment	11.4	13.7	21.2	26.1
Proceeds from sale of intangible assets	-	0.3	-	1.1
Repayments of loans granted	0.5	0.4	0.8	0.6
Acquisition of subsidiaries, net of cash acquired	-	(62.3)	-	(62.3)
Purchase of non-controlling interest	2.6	(3.9)	-	(4.6)
Acquisition of property, plant and equipment	(494.3)	(320.8)	(713.0)	(474.8)
Acquisition of intangible assets	(33.5)	(65.6)	(33.9)	(65.7)
Net proceeds/(acquisition) of debt securities	57.2	61.2	41.6	(2.3)
Net proceeds/(acquisition) of other assets	-	3.4	-	4.5
Cash flow from investing activities	(456.1)	(373.7)	(683.4)	(577.5)
Capital increase	-	65.9	-	65.9
Capital increase of non-controlling interests	-	-	41.8	-
Proceeds from borrowings	46.3	716.5	157.5	1,141.9
Proceeds/repurchase of treasury shares	14.4	11.4	15.0	22.4
Repayment of borrowings	(603.1)	(1,927.1)	(833.9)	(2,521.4)
Cash net finance costs other than interests	(26.8)	119.4	(60.2)	139.4
Payment of finance lease liabilities	(2.7)	(3.9)	(3.3)	(4.5)
Dividends paid	(992.7)	(241.7)	(1,023.8)	(471.3)
Cash flow from financing activities	(1,564.7)	(1,259.5)	(1,706.8)	(1,627.6)
Net increase/(decrease) in cash and cash equivalents	345.6	358.0	1,860.3	1,355.0
Cash and cash equivalents less bank overdrafts at beginning of period	5,547.7	4,255.4	4,024.3	3,280.0
Effect of exchange rate fluctuations	21.0	(367.9)	29.7	(389.4)
Cash and cash equivalents less bank overdrafts at end of period	5,914.3	4,245.6	5,914.3	4,245.6

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

21.01 – SPECIAL REVIEW REPORT
Review Report of Independent Accountants

To the Board of Directors and Stockholders
Companhia de Bebidas das Américas – AmBev
São Paulo - SP

1
We have reviewed the accounting information included in the consolidated Quarterly Information (ITR) of Companhia de Bebidas das Américas – AmBev and subsidiaries (“Company”), for the quarter ended June 30, 2010, comprising the consolidated balance sheet and the consolidated statements of income, of comprehensive income, of changes in stockholders’ equity and of cash flows, explanatory notes and the performance report. This Quarterly Information is the responsibility of the Company’s management.

2
Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information (ITR); and (b) a review of information and of subsequent events which have, or could have, significant effects on the financial position and operations of the Company.

3
Based on our limited review, we are not aware of any material modifications that should be made to the consolidated Quarterly Information (ITR) referred to above in order that it be stated in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial information (IAS 34 – “Interim Financial Reporting”).

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

21.01 – SPECIAL REVIEW REPORT
4
The consolidated Quarterly Information (ITR) referred to in the first paragraph also includes the accounting information of the statement of income and cash flows for the quarter ended June 30, 2009, which were reviewed by other independent accountants, who issued an unqualified review report dated August 11, 2009.

5
The accounting practices adopted in Brazil differ significantly in some aspects from International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Information on the nature and effect of these differences is disclosed in Note 23 to the consolidated Quarterly Information (ITR).

São Paulo, August 10, 2010

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Eduardo Rogatto Luque
Contador CRC SP166259/O4

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	June 30, 2010	IFRS
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

1.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	DFP REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
08	01	CONSOLIDATED BALANCE SHEET - ASSETS	4
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	6
09	01	CONSOLIDATED INCOME STATEMENT	8
10	01	CONSOLIDATED STATEMENT OF CASH FLOW	10
11	01	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 03/31/2010	12
11	02	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 03/31/2010	13
06	01	NOTES TO THE FINANCIAL STATEMENTS	14
12	01	COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE	74
21	01	SPECIAL REVIEW REPORT	98

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2010

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer